   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1997


                                                      REGISTRATION NO. 333-33105
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2


                                       TO

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                    N2K INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             7375                            06-1455771
   (State or other jurisdiction             (Primary Standard                  (I.R.S. Employer
 of incorporation or organization)   Industrial Classification Code           Identification No.)
                                                 Number)

                                    N2K INC.
                          55 BROAD STREET, 26TH FLOOR
                            NEW YORK, NEW YORK 10004
                                 (212) 378-5555
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              JONATHAN V. DIAMOND
                                 VICE CHAIRMAN
                                    N2K INC.
                          55 BROAD STREET, 26TH FLOOR
                            NEW YORK, NEW YORK 10004
                                 (212) 378-5555
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

              FRANK E. MORGAN II, ESQ.                              JULIE M. ALLEN, ESQ.
                  DEWEY BALLANTINE                            O'SULLIVAN GRAEV & KARABELL, LLP
            1301 AVENUE OF THE AMERICAS                             30 ROCKEFELLER PLAZA
              NEW YORK, NEW YORK 10019                            NEW YORK, NEW YORK 10112
                   (212) 259-8000                                      (212) 408-2400

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

------------------


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

------------------


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

------------------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]



                        CALCULATION OF REGISTRATION FEE



================================================================================================================
                                                          PROPOSED
            TITLE OF EACH CLASS OF                    MAXIMUM AGGREGATE                    AMOUNT OF
         SECURITIES TO BE REGISTERED                OFFERING PRICE(1)(2)               REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share......            $58,650,000                     $17,773(3)
----------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock.............                (4)                             --
----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------


(1) Includes 450,000 shares which the Underwriters have an option to purchase from the Company to cover over-allotments, if any.



(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933.



(3) Includes $13,152 which was previously paid on August 7, 1997 in accordance with Rule 457(a).



(4) In connection with the intended purchase of $3,000,000 aggregate value of the Company's Common Stock by America Online, Inc. ("AOL") as part of this public offering, the Company expects to grant to AOL a warrant for the future purchase of up to 219,375 additional shares of Common Stock (assuming an initial public offering price of $16.00 per share) (the "AOL Warrant"). The AOL Warrant is also being registered on this Form.



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                PRELIMINARY PROSPECTUS DATED SEPTEMBER 26, 1997



                                3,000,000 SHARES


                                [N2K INC. LOGO]

                                  COMMON STOCK
                            ------------------------


     All of the shares of Common Stock offered hereby are being offered by N2K Inc. ("N2K" or the "Company"). Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for certain factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the trading symbol "NTKI."



     Of the 3,000,000 shares of Common Stock offered hereby, 201,612 shares (assuming an initial public offering price of $16.00 per share) are being reserved for sale to America Online, Inc. ("AOL"), which has indicated that it intends to purchase such shares from the Underwriters at the initial public offering price less underwriting discounts and commissions. See "Underwriting." Upon completion of this offering, the Company will also issue a warrant to AOL for the future purchase of up to 219,375 additional shares of Common Stock (assuming an initial public offering price of $16.00 per share)(the "AOL Warrant") at an exercise price equal to the initial public offering price per share. See "Description of Capital Stock."



      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


                            ------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                        Price to                                 Proceeds to
                                         Public            Underwriting          Company(2)
                                                           Discounts and
                                                          Commissions(1)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total.............................           $                   $                    $
-------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3)........           $                   $                    $
=================================================================================================


(1) The determination of total Underwriting Discounts and Commissions assumes the purchase by AOL of the shares reserved for it. See "Underwriting."


(2) Before deducting expenses estimated at $1,600,000, which are payable by the Company.


(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 450,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."


                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
            , 1997.

                            ------------------------

PAINEWEBBER INCORPORATED                                        UNTERBERG HARRIS
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1997.

     [INSIDE FRONT COVER -- GRAPHIC INCORPORATING THE MUSIC BOULEVARD WEBSITE ENTRANCE PAGE.]



     [INSIDE FRONT COVER GATEFOLD -- GRAPHIC INCORPORATING THE N2K LOGO AND FEATURING THE MUSIC BOULEVARD WEBSITE AS THE CENTRAL LINK FOR THE FOLLOWING
ELEMENTS: (1) N2K ENCODED MUSIC, (2) THE JAZZ CENTRAL STATION WEBSITE (INCLUDING PHOTOS REPRESENTING ARTIST AREAS), (3) THE CLASSICAL INSITES WEBSITE (INCLUDING THE LEONARD BERNSTEIN WEBSITE), (4) THE ROCKTROPOLIS WEBSITE (INCLUDING THE ALLSTAR MAGAZINE WEBSITE), (5) WEBSITES OF DAVID BOWIE AND THE ROLLING STONES (INCLUDING ARTIST PHOTOS OR LOGOS) AND (6) THE CONCEPT OF INTERNET ACCESS FOR USERS OF THE INTERNET.]



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and gives effect to (a) the 1-for-4 reverse stock split of each outstanding share of Common Stock in N2K Inc., a Pennsylvania corporation, to be effected prior to the reorganization of N2K Inc. as a Delaware corporation, (b) the reorganization of N2K Inc. as a Delaware corporation immediately prior to the date of this Prospectus, (c) the automatic conversion of all outstanding shares of the Company's Preferred Stock, $0.001 par value (the "Preferred Stock"), into an aggregate of 4,986,778 shares of Common Stock upon the consummation of this offering (the "Preferred Stock Conversion"), (d) the automatic expiration upon the consummation of this offering of the put rights associated with 44,790 shares of Common Stock issued in connection with the purchase of the rock website, Rocktropolis (the "Rocktropolis Put Expiration") and (e) the automatic conversion of the Management Notes (as defined) into an aggregate of 109,374 shares of Common Stock (assuming an initial public offering price of $16.00 per share) upon the consummation of this offering (the "Management Note Conversion"). Fiscal year references are to the respective fiscal year ended December 31.


                                  THE COMPANY


     N2K is one of the leading on-line music entertainment companies using the Internet as a global platform for promoting, marketing and selling music and related merchandise. The Company's strategy is to build loyal user communities around genre-specific websites that provide music content and enable consumers to purchase compact discs ("CDs"), cassettes and related merchandise. The Company believes that as its user base continues to grow, it will be able to increase revenues from sales of music, related merchandise, advertising and sponsorship programs. The Company estimates, based on internal reports, that the number of page impressions per month for its music retail website has grown from approximately 767,000 in July 1996 to approximately 9.4 million in July 1997. Page impressions for the Company's music retail website are defined as the number of full computer screens of content served to users of the website.



     The Company's music retail website is Music Boulevard (www.musicblvd.com), around which the Company organizes its genre-specific music websites, Rocktropolis (www.rocktropolis.com), Jazz Central Station (www.jazzcentralstation.com) and Classical Insites (www.classicalinsites.com). In addition to these genre websites, the Company also operates websites for such artists as David Bowie, The Rolling Stones and Leonard Bernstein. The Company's websites allow users to view current music news, including news from MTV and from such magazines as SPIN and JazzTimes, reviews, artist biographies and discographies, musicians' favorite artist recordings and historical and educational information, and to hear and view cybercasts and recording and video samples. Consumers may search, browse and purchase music recordings from a database of approximately 185,000 CD and cassette titles and related merchandise, digitally access 30-second music samples from a selection of approximately 340,000 songs, read from over 60,000 reviews and related articles and view music video clips. In July 1997, the Company introduced its e _ mod system, which allows consumers to purchase and digitally download from a collection of music singles. All product purchases are coordinated through Music Boulevard, which acts as the Company's on-line retail store. The Company believes that by providing a wealth of information in a highly personalized, interactive context, it creates an entertaining environment that attracts traffic to its websites, fosters brand awareness and encourages purchases of music and related merchandise.



     As part of its growth strategy, the Company seeks to establish strategic alliances with global on-line, music and media companies to attract additional users to, and increase brand awareness of, the Company's websites. For example, the Company recently formed a strategic alliance with America Online, Inc. ("AOL") pursuant to an interactive marketing agreement (the "AOL Contract"), which provides, among other things, for N2K to be featured as the exclusive on-line music retailer within AOL's MusicSpace channel, receive an anchor tenant position on AOL's Shopping channel, participate in a variety of banner advertising opportunities and be assigned specific keywords within the AOL service. Similarly, the Company has entered into a sponsorship agreement (the "Excite Contract") with Excite, Inc. ("Excite"), which provides for N2K to be the exclusive retail music store sponsor of the www.excite.com website, to provide certain music-related content to the the www.excite.com website, to create a co-branded area of Music Boulevard and to participate in joint promotions to customers of this co-branded area. In addition, the Company has established an exclusive strategic alliance with MTV Networks (the "MTV/VH1 Alliance"), under which MTV Networks provides Music Boulevard with content and presents Music Boulevard, both on-air and on-line, as the exclusive partner for retail sales of CDs, cassettes and related merchandise for each of the MTV (www.mtv.com) and VH1 (www.vh1.com) websites. N2K has established strategic agreements as most prominently featured music content provider and on-line music retailer for WebTV Networks ("WebTV"), as most prominently featured music content provider and exclusive music retailing anchor tenant for At Home Corporation's ("@Home") @Home Shopping Guide, as exclusive on-line product fulfillment source for the Virgin Records America, Inc. ("Virgin Records") website and, subject to a memorandum of understanding, to become the advertising music sponsor and preferred on-line music retailer for the Music Zone channel on the PointCast, Inc. ("PointCast") College Network.



     The Company intends to capitalize on the global nature of the Internet to build an international user base by creating local language versions of, and localized content for, the Company's websites. Currently, approximately one-third of the Company's on-line revenues are generated from sales of CDs, cassettes and related merchandise outside the U.S. The Company has established a wholly-owned subsidiary in Japan, the world's second largest market for recorded music sales, and has launched Japanese versions of Music Boulevard (www.musicblvd.com/jp) and Jazz Central Station (jp.jazzcentralstation.com). The Company also offers registration and ordering instructions on Music Boulevard in English, Japanese, German, French and Spanish.



     The Company has also established its own record label, N2K Encoded Music, which uses the Company's websites, as well as record stores and other traditional distribution channels, to promote, distribute and sell original and licensed artist recordings. Since January 1997, the Company has released its initial 12 recordings on the N2K Encoded Music label under the direction of Grammy Award-winning producer, Phil Ramone. The Company expects to release one new title through December 1997, and currently has agreements with 12 artists for future recordings. The Company expects that many of its N2K Encoded Music CDs will feature enhanced multimedia capabilities ("Enhanced CDs" or "E-CDs") and Internet connectivity software. Traditional domestic distribution for the Company's record label is handled by Sony Music Entertainment, Inc.'s distribution company, RED Distribution, Inc.


     The Company's management team has significant experience in managing music industry and artist relationships, promoting and marketing recorded music and developing state-of-the-art music recordings. Larry Rosen and Dave Grusin founded and, together with Jon Diamond, built GRP Records, Inc. ("GRP") into one of the largest independent record labels and one of the first to digitally produce music titles from concept through finished recording in CD format. With more than 75 Grammy Award nominations and 20 Grammy Awards to its credit, GRP was purchased by MCA Inc. in 1990. Phil Ramone is a renowned record producer, having produced records for artists including Billy Joel, Paul Simon, Chicago, Barbra Streisand, Paul McCartney, Elton John and Frank Sinatra.

     The Company's executive offices are located at 55 Broad Street, New York, New York 10004, its telephone number is 212-378-5555 and its Internet address is www.n2k.com.

                                  THE OFFERING


Common Stock Offered by the
Company.............................      3,000,000 shares



Common Stock to be Outstanding After
the Offering........................     11,223,951 shares(1)



Use of Proceeds.....................     The net proceeds from this offering
                                         will be used by the Company to fund
                                         payments due to AOL and Excite, to
                                         repay short-term indebtedness, to
                                         expand the Company's technical
                                         infrastructure, for marketing and for
                                         working capital and other general
                                         corporate purposes, including possible
                                         future strategic alliances and
                                         acquisitions. See "Use of Proceeds."


Proposed Nasdaq National Market
Symbol..............................     NTKI
---------------


(1) As of September 26, 1997, excludes (i) 1,958,011 shares of Common Stock issuable upon exercise of outstanding options (including options to be issued upon the consummation of this offering), (ii) 2,034,063 shares of Common Stock reserved for future grants under the Company's stock option and purchase plans, (iii) 452,318 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding warrants and (iv) 219,375 shares of Common Stock reserved for issuance pursuant to the exercise of the AOL Warrant (assuming an initial public offering price of $16.00 per share). The weighted average exercise price of all outstanding options and warrants is $8.98 per share (assuming an initial public offering price of $16.00 per share). See "Management -- Stock Plans," "Certain Transactions," "Description of Capital Stock" and Note 8 of Notes to Consolidated Financial Statements.



                                  RISK FACTORS



     In connection with this offering, prospective investors should carefully consider the factors set forth under "Risk Factors," including historical and anticipated losses; uncertainty of future results; new business challenges; competition; dependence upon strategic alliances; dependence on key suppliers and distributors; Internet-related risks (including dependence on the Internet; uncertain acceptance of the Internet as a medium for commerce; uncertain acceptance of the Company's Internet content; uncertain acceptance of the Internet as a medium for advertising; security risks; government regulation and legal uncertainties; and liability for information retrieved from the Internet); management of growth; dependence on key personnel; risks inherent in the record label industry; potential fluctuations in quarterly results; risk of system failure or inadequacy; risks of technology trends and evolving industry standards; risks associated with global expansion; possible need for additional funds; control by management; anti-takeover provisions; shares eligible for future sale; registration rights; absence of prior public market; possible volatility of stock price; immediate and substantial dilution; absence of dividends; and no specific use of certain proceeds.

                         SUMMARY FINANCIAL INFORMATION

     The following summary financial information should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                            YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                  --------------------------------------------     ---------------------------
                                     1994            1995             1996            1996            1997
                                  -----------     -----------     ------------     -----------     -----------
STATEMENT OF OPERATIONS DATA(1):
Net revenues..................... $        --     $    96,505     $  1,655,704     $   529,579     $ 2,936,895
Cost of revenues.................          --          85,176        1,637,319         511,057       2,477,643
                                  -----------     -----------     ------------     -----------     -----------
  Gross profit...................          --          11,329           18,385          18,522         459,252
Operating expenses...............   1,327,436       2,983,933       18,257,870       9,136,121      10,243,556
                                  -----------     -----------     ------------     -----------     -----------
Operating loss(2)................  (1,327,436)     (2,972,604)     (18,239,485)     (9,117,599)     (9,784,304)
Income (loss) from:
  Continuing operations..........  (1,302,475)     (2,884,471)     (17,939,235)     (9,043,300)     (9,748,983)
  Discontinued operations(3).....   1,444,885       1,289,671         (968,674)        157,271        (415,970)
Net income (loss)................     142,410      (1,594,800)     (18,907,909)     (8,886,029)    (10,164,953)
Pro forma loss per common share
  from(4):
  Continuing operations..........                                 $      (2.55)                    $     (1.19)
  Discontinued operations........                                        (0.14)                          (0.05)
                                                                  ------------                     -----------
  Pro forma net loss per common
    share........................                                 $      (2.69)                    $     (1.24)
                                                                  =============                    ============
Shares used in computing pro
  forma net loss per common
  share(4).......................                                    7,041,955                       8,229,371
                                                                  =============                    ============



                                                                           JUNE 30, 1997
                                                         --------------------------------------------------
                                                           ACTUAL         PRO FORMA(5)      AS ADJUSTED(6)
                                                         -----------      ------------      ---------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................   $   669,722      $ 8,441,322         $45,459,722
Working capital (deficit).............................    (1,602,286)         947,714          43,187,714
Total assets..........................................     8,397,980       16,169,580          53,187,980
Senior notes..........................................            --        5,221,600                  --
Stockholders' equity..................................     2,034,620        5,122,118          47,362,118


---------------

(1) Telebase Systems, Inc. ("Telebase") was founded in 1984 as a provider of on-line information services. In 1994, Telebase expanded its on-line business strategy to include music entertainment and began expending significant resources to enter this market. In 1995, the Company began offering on-line sales of music through its Music Boulevard website. On February 13, 1996, Telebase merged with N2K Inc., a New York corporation ("New York N2K"), and changed its name to N2K Inc. In April 1997, the Company decided to discontinue its on-line information services business to focus exclusively on its music entertainment business. See note (3) below.



(2) Included in the 1996 operating loss are aggregate one-time charges totaling $5.2 million for purchased research and development incurred in connection with the acquisitions of New York N2K ($4.1 million in February 1996) and the rock website, Rocktropolis ($1.1 million in June 1996). See Notes 1 and 2 of Notes to Consolidated Financial Statements.



(3) In April 1997, the Company's board of directors (the "Board of Directors") approved a formal plan of disposal for its on-line information services business and in August 1997, the Company sold substantially all of the net assets of this business. Accordingly, the operating results and assets and liabilities of this business have been accounted for as a discontinued operation and reflected separately from continuing operations. See Note 3 of Notes to Consolidated Financial Statements.


(4) See Note 1 of Notes to Consolidated Financial Statements.


(5) Reflects (i) the Rocktropolis Put Expiration, (ii) the issuance of the Senior Notes (as defined) and the Management Notes, (iii) the Preferred Stock Conversion and (iv) the Management Note Conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) As adjusted to give effect to the sale of the shares of Common Stock offered hereby assuming an initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses and the initial application of the net proceeds therefrom to repay the outstanding balance of the Senior Notes. In connection with the repayment of the Senior Notes, the Company will record a charge to its statement of operations in the fiscal quarter in which this offering is consummated. This charge will be equal to the unamortized portion of the discount on the Senior Notes which was approximately $614,000 as of September 26, 1997. See Note 1 of Notes to Consolidated Financial Statements. See "Use of Proceeds" and "Capitalization."


                            ------------------------


     The preceding summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Actual events or results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors," as well as those discussed in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the other sections of this Prospectus.


                            ------------------------


     Music Boulevard(R) (and its related logo) is a registered service mark of the Company. The Company has also applied for trademark and/or service mark registrations for Jazz Central Station(TM) (and its related logo), Music Blvd.(TM), N2K Encoded(TM) and Rocktropolis(TM). In addition, the Company is using allstar(TM), Classical Insites(TM), e _ mod(TM), N2K(TM), Need To Know(TM) and RAM(TM) as trademarks and/or service marks. All other trademarks or service marks appearing in this Prospectus are the property of their respective holders.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, before purchasing any of the shares of Common Stock offered hereby.

HISTORICAL AND ANTICIPATED LOSSES; UNCERTAINTY OF FUTURE RESULTS


     The Company has incurred significant losses and expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. As of June 30, 1997, the Company had an accumulated deficit of $37.4 million. The Company has incurred losses from continuing operations of $17.9 million and $9.7 million for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. Since its inception, the Company has incurred costs to develop and enhance its technology, to create, introduce and enhance its websites, to establish marketing and distribution relationships and to build an administrative organization. The Company currently intends to increase substantially its operating expenses as a result of the Company's strategic alliances, to fund increased sales and marketing, to enhance existing websites and to implement strategic relationships important to the success of the Company. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising and sponsorships to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


NEW BUSINESS CHALLENGES

     Although the Company was founded in 1984 and has been conducting an on-line information services business for more than ten years, it began development of its central website, Music Boulevard, in 1994. To date, the Company has only a limited operating history in its music entertainment business upon which an evaluation of N2K and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new, unproven and rapidly evolving markets. To address these risks, the Company must, among other things, expand its customer base, respond to competitive developments, continue to attract, retain and motivate qualified employees and continue to upgrade its technologies. There can be no assurance that the Company will be successful in addressing such risks. If the Company is not successful in developing and expanding its music entertainment business, including its N2K Encoded Music label, sales of advertising on its websites and development of related business opportunities, the Company's ability to achieve profitability will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The market for Internet content providers is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. With respect to competition for consumers' attention, in addition to intense competition from Internet content providers, the Company also faces competition from traditional media such as radio, television and print. N2K Encoded Music competes with the major, and other independent, record labels. See "-- Risks Inherent in the Record Label Industry." With respect to recorded music sales, the Company competes with numerous Internet retailers, including traditional music retail chains, record labels and independents with websites on the Internet. In addition, the Company competes with traditional retail stores, including chains and megastores, mass merchandisers, consumer electronics stores and music clubs. The Company believes that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience. The

Company's success will depend heavily upon its ability to provide high quality, entertaining content, along with cutting-edge technology and value-added Internet services. Other factors that will affect the Company's success include the Company's continued ability to attract experienced marketing, sales and management talent. The Company's failure to compete successfully in the music entertainment business would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. To the extent the Company is not able to attract significant sources of revenues from paid advertisements and sponsorships on its websites, the Company's business, results of operations and financial condition will be materially adversely affected.

     Many of the Company's current and potential competitors in the Internet and music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than the Company. There can be no assurance that the Company will be able to compete successfully. See "Business -- Competition."

DEPENDENCE UPON STRATEGIC ALLIANCES


     The Company relies on certain strategic alliances to attract users to its websites to purchase recorded music and related merchandise, as well as to attract paid advertising to its websites. The Company has entered into such alliances with AOL, Excite, MTV Networks, WebTV, @Home, Virgin Records and PointCast, which provide for music sales transactions and, in some cases, co-marketing and website content. The Company believes that such alliances will result in increased traffic to its websites. Although the Company has only recently entered into such strategic alliances, the Company's ability to generate revenues from Internet commerce may depend on the increased traffic, purchases, advertising and sponsorships that the Company expects to generate through such strategic alliances. There can be no assurance that the Company's infrastructure will be sufficient to handle the expected increased traffic from such alliances. There can also be no assurance that these relationships will be maintained beyond their initial terms or that additional third-party alliances will be available to the Company on acceptable commercial terms or at all. The inability to enter into new, and to maintain any one or more of its existing, strategic alliances could have a material adverse effect on the Company's business, results of operations and financial condition.


DEPENDENCE ON KEY SUPPLIERS AND DISTRIBUTORS


     The Company currently has a contract with Valley Record Distributors ("Valley"), which is currently the Company's primary provider of order fulfillment for direct-to-consumer recorded music products. The Company has no fulfillment operation or facility of its own and, accordingly, is dependent upon maintaining its existing relationship with Valley or establishing a new fulfillment relationship with one of the few other fulfillment operations. There can be no assurance that the Company will maintain its relationship with Valley beyond the term of its existing agreement, which was entered into in May 1995 for a three-year period, or that it will be able to find an alternative, comparable supplier capable of providing fulfillment services on terms satisfactory to the Company should its relationship with Valley terminate. An unanticipated termination of the Company's relationship with Valley, particularly during the fourth quarter of the calendar year in which a high percentage of recorded music sales are made, could materially adversely affect the Company's results of operations for the quarter in which such termination occurred even if the Company was able to establish a relationship with an alternative fulfillment house. This contract expires in May 1998. The Company is currently negotiating a new contract with Valley which, if executed, would extend the term of the agreement. Valley may terminate its existing agreement with the Company upon 90 days' written notice, in the event that Valley decides to discontinue providing fulfillment services to all of Valley's on-line service customers. To date, Valley has satisfied the Company's requirements on a timely basis. However, to the extent that Valley does not have sufficient capacity and is unable to satisfy on a timely basis increasing requirements of the

Company, such capacity constraint would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company currently has an exclusive agreement with RED Distribution, Inc., a subsidiary of Sony Music Entertainment, Inc. ("Sony's RED Distribution"), which provides for Sony's RED Distribution to act as exclusive distribution agent in the United States for the N2K Encoded Music label. The Company does not have a distribution operation of its own and, accordingly, is dependent upon maintaining its existing relationship with Sony's RED Distribution or establishing a new distribution relationship with a comparable distributor. There can be no assurance that the Company will maintain its relationship with Sony's RED Distribution beyond the term of its existing agreement, which was entered into in October 1996 for a three-year period. The termination of such relationship would, absent establishing a substitute relationship with another distributor, have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that alternative distributors would be available on terms satisfactory to the Company should its relationship with Sony's RED Distribution terminate. See "Business -- N2K Encoded Music" and "Business -- Ordering, Fulfillment and Customer Service."

INTERNET-RELATED RISKS

  Dependence on the Internet; Uncertain Acceptance of the Internet as a Medium for Commerce

     Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company's future success will depend on its ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business -- On-line Music Industry."

  Uncertain Acceptance of the Company's Internet Content

     The Company's future success will be significantly dependent upon its ability to create, license and deliver entertaining and compelling Internet music-related content in order to attract users to its websites to purchase recorded music and related merchandise and to attract advertisers to its websites. The Company launched its first music website, Music Boulevard, in August 1995 and has limited experience in the on-line music entertainment business. There can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues. There can also be no assurance that the Company will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to its websites. If the Company is unable to develop Internet content that allows it to attract, retain and expand a loyal user base, its business, results of operations and financial condition will be materially adversely affected.

  Uncertain Acceptance of the Internet as a Medium for Advertising

     In order for the Company to generate advertising revenues, advertisers and advertising agencies must direct a portion of their budgets to the Internet and, specifically, to the Company's Internet websites. To date, sales of Internet advertising represent only a small percentage of total advertising sales. The Company has begun to sell advertising on its websites but has not recognized material advertising revenues to date. There can be no assurance that advertisers and advertising agencies will accept the Internet as a medium. If Internet advertising is not widely accepted by, or if the Company is not successful in generating significant advertising revenues from, advertisers and advertising agencies, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business -- On-line Music Industry."

  Security Risks

     Despite the implementation of network security measures by the Company, its infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems caused by its customers or others. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to the Company's customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium.

  Government Regulation and Legal Uncertainties

     The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. The Company believes it is currently in compliance with such laws and that they do not have a material impact on its operations. Moreover, there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. The enactment of any such laws or regulations in the future may slow the growth of the Internet, which could in turn decrease the demand for the Company's services and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain and could expose the Company to substantial liability for which the Company might not be indemnified by content providers. See "-- Liability for Information Retrieved from the Internet." The Company believes that its use of material on its websites is protected under current provisions of copyright law. However, legal rights to certain aspects of Internet content and commerce are not clearly settled. There can be no assurance that the Company will be able to continue to maintain rights to information, including downloadable music samples and artist, record and other information. The failure to be able to offer such information would have a material adverse effect on the Company's business, results of operations and financial condition.

  Liability for Information Retrieved from the Internet

     Due to the fact that material may be downloaded from websites and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such material. Such claims have been brought, and sometimes successfully pressed, against on-line services in the past. In addition, the Company could be exposed to liability with respect to the material that may be accessible through the Company's branded products and websites. For example, claims could be made against the Company if material deemed inappropriate for viewing by children could be accessed through the Company's websites. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify the Company for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is currently not aware of any such claims.

MANAGEMENT OF GROWTH

     The Company has recently experienced a period of rapid and significant growth, including a substantial increase in the number of its employees. Such growth has placed, and may continue to place, significant demands on the Company's management, operations and systems. To the extent that the Company continues to grow internally, through strategic alliances or through acquisitions, the Company will be faced with risks, including risks associated with the assimilation of new operations, websites and personnel, the diversion of resources from the Company's existing business and the inability of management to integrate any acquired businesses. The Company's ability to compete effectively will depend, in part, upon its ability to overcome these risks and to revise, improve and effectively use its operational, management, marketing and financial systems, both domestically and on an international basis, as necessitated by changes in the Company's business. There can be no assurance that the Company will be able to effectively manage such growth and changes. Any failure of the Company to effectively manage its growth and to respond to changes in its business would have a material adverse effect on the Company's business, results of operations and financial condition.


DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent on the continued contributions of its senior management team, and technical and marketing personnel. In particular, the Company's business is highly dependent upon the services and music industry expertise of Larry Rosen, Dave Grusin, Jon Diamond and Phil Ramone. The Company does not maintain "key man" life insurance for any of its employees. The Company does have employment agreements with Messrs. Rosen, Diamond and Grusin and certain other members of senior management. However, such employment agreements do not assure the services of such employees. Despite employment agreements and non-competition arrangements with certain members of management, the Company's employees may voluntarily terminate their employment with the Company at any time. The Company's success also depends on its ability to attract and retain additional qualified employees. Competition for qualified personnel is intense and there are a limited number of persons with knowledge of and experience in the Internet and music entertainment industries. There can be no assurance that the Company will be able to attract and retain key personnel. The loss of one or more key employees could have a material adverse effect on the Company. See "Business -- Employees" and "Management."

RISKS INHERENT IN THE RECORD LABEL INDUSTRY

     The record label industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of any such success or the popularity of any particular artist, or the Company's ability to attract and sign artists to the N2K Encoded Music label. Furthermore, the Company believes that it is standard practice for record companies to pay substantial advances to artists. The Company may incur significant expenses in connection with paying its artists such advances, which could materially adversely affect the Company's results of operations. In circumstances when the Company does not pay such advances, it will be competing for artistic talent at a disadvantage to other record labels that do pay such advances. There can be no assurance that the Company will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases. The record label industry is dominated by a small number of large record companies that have significantly greater experience and financial, marketing and distribution resources than the Company. There can be no assurance of the Company's ability to compete effectively in that market. The failure of the Company to grow N2K Encoded Music would have a material adverse effect on the Company's growth, financial condition and results of operations. See "Business -- N2K Encoded Music."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include, without limitation, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the announcement or introduction of new or enhanced websites, products and strategic alliances by the Company and its competitors, (iii) the mix of products sold by the Company, (iv) seasonality of the recorded music industry, (v) seasonality of advertising sales, (vi) Company promotions and sales programs, (vii) price competition or higher recorded music prices in the industry, (viii) the level of use of the Internet and increasing consumer acceptance of the Internet for the purchase of consumer products such as those offered by the Company, (ix) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner, (x) the level of traffic on the Company's websites, (xi) technical difficulties, system downtime or Internet brownouts, (xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, (xiii) the number of recorded music releases introduced during the period, (xiv) the level of merchandise returns experienced by the Company and (xv) general economic conditions and economic conditions specific to the Internet, on-line commerce and the recorded music industry. While the Company has a limited operating history in the music entertainment business, it anticipates that revenues will eventually track traditional music purchase and advertising sales patterns. As a result, the Company believes that period-to-period comparisons of its results of operations are not and will not necessarily be meaningful and should not be relied upon as an indication of future performance. Due to all of the foregoing factors, it is possible that in some future quarter or quarters the Company's operating results will be below the expectations of securities analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF SYSTEM FAILURE OR INADEQUACY

     The Company's operations are dependent on its ability to maintain its computer and telecommunications equipment in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, the growth of the Company's customer base may strain or exceed the capacity of its computer and telecommunications systems and lead to degradations in performance or systems failure. From time to time, the Company has experienced capacity constraints and failure of its information systems which have resulted in decreased levels of service delivery or interruptions in service to its customers. While the Company continually reviews and seeks to upgrade its technical infrastructure and provides for certain system redundancies and backup power to limit the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, substantially all of the Company's computer and telecommunications operations, including its processing operations, are located at its facility in Wayne, Pennsylvania. In the event of a catastrophic loss at the Wayne, Pennsylvania facility resulting in the destruction of the Company's computer and telecommunications operations, the Company would experience a significant interruption of its business. Although the Company maintains insurance, such insurance may not be adequate to compensate the Company for all property damage and business interruption losses that may occur.

RISKS OF TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS

     The Company's success will depend upon its ability to develop and provide new services that meet customers' changing requirements. The music entertainment industry has been characterized by significant technological changes, such as the introduction of CDs which have had a significant impact on the industry and industry participants, and further technological changes are expected to occur. The Internet is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to effectively use leading technologies, to continue to develop its technological expertise, to enhance its current services, to develop new services that meet changing customer needs and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. See "Business -- Technology."

RISKS ASSOCIATED WITH GLOBAL EXPANSION

     An important component of the Company's growth strategy is its planned expansion into global markets. The Company has established a wholly-owned subsidiary in Japan. There can be no assurance that the Company will be able to successfully market, sell and distribute its products in global markets due to legal, contractual and practical considerations. The Company does not currently have any overseas fulfillment or distribution facility or arrangement and there can be no assurance that the Company will be able to expand its global presence. In addition, there are certain risks inherent in doing business on a global level, such as unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, difficulties in protecting intellectual property rights, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, which could adversely impact the success of the Company's global operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future global operations, and consequently, on the Company's business, results of operations and financial condition.

POSSIBLE NEED FOR ADDITIONAL FUNDS

     Based on current levels of operations and planned growth, the Company anticipates that its existing capital resources, together with the proceeds of this offering, will enable it to maintain its operations for at least twelve months from the date of this Prospectus. The Company may require additional funds to sustain and expand its sales and marketing and research and development activities and its strategic alliances, particularly if a well-financed competitor emerges or if there is a shift in the type of Internet services that are developed and ultimately receive customer acceptance. Adequate funds for these and other purposes on terms acceptable to the Company, whether through additional equity financing, debt financing or other sources, may not be available when needed or may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


CONTROL BY MANAGEMENT



     Upon completion of this offering, the Company's executive officers and directors and their respective affiliates will beneficially own an aggregate of 32.7% of the Company's outstanding shares of Common Stock (31.4% if the Underwriters' over-allotment option is exercised in full). Such stockholders, if voting together, may, as a practical matter, have sufficient voting power to elect the Board of Directors, exercise significant control over the business, policies and affairs of the Company and, in general, determine the outcome of any corporate transaction or other matters submitted to the stockholders for approval, such as any amendment to the certificate of incorporation of the Company (the "Certificate of Incorporation"), any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transactions and prevent or cause a change in control of the Company, all of which may adversely affect the market price of the Common Stock. See "Principal Stockholders."


ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Delaware General Corporation Law (the "Delaware GCL") may delay, discourage or prevent a change in control of the Company. Such provisions may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price and the voting and other rights of the holders of Common Stock. In addition, the Board of Directors has the authority without action by the Company's stockholders to fix the rights, privileges and preferences of, and to issue shares of, the Preferred Stock, which may have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Capital
Stock -- Preferred Stock" and "-- Anti-Takeover Effects of Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     After the completion of this offering, 11,223,951 shares of Common Stock will be outstanding. Of such shares, the 3,000,000 shares sold pursuant to this offering will be tradeable without restriction by persons other than "affiliates" of the Company. The remaining 8,223,951 shares of Common Stock to be outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144 promulgated under the Securities Act. 1,981,455 shares of Common Stock will be available for immediate resale upon the consummation of this offering without restriction pursuant to the exemption provided by Rule 144(k). The directors and executive officers of the Company and other stockholders of the Company, who collectively hold 7,369,000 shares, or 89.6%, of the outstanding shares of Common Stock prior to this offering, have agreed not to offer to sell, sell, contract to sell, grant any option to sell, encumber, pledge or otherwise dispose of, or exercise any demand rights with respect to, any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of PaineWebber Incorporated. Upon expiration of the 180-day period, 3,990,866 shares of Common Stock will be eligible for immediate resale under the Securities Act, subject, in certain cases, to certain volume, manner of sale and other requirements of Rule 144 promulgated under the Securities Act. The Company intends to file one or more Registration Statements on Form S-8 immediately following this offering, registering under the Securities Act an aggregate of 3,900,142 shares of Common Stock covered by the Company's stock option and purchase plans. In addition, certain stockholders of the Company are entitled to both demand and incidental registration rights with respect to 4,853,199 shares of Common Stock. In addition, the holder of the AOL Warrant will have the right to require the Company to register one-half of the shares of Common Stock for which the AOL Warrant is exercisable beginning one year from the date of this Prospectus and the remaining half of the shares of Common Stock for which the AOL Warrant is exercisable beginning two years from the date of this Prospectus. The exercise of such rights could result in a large number of shares being sold in the public market and could have an adverse effect on the market price for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."


ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to this offering, there has been no public market for the Common Stock. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the trading symbol "NTKI." There can be no assurance, however, that an active public market will develop for the Common Stock. The initial public offering price will be determined through negotiations among the Company and the Representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after the completion of this offering. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, its current financial condition, its future prospects, the market for its products, the experience of its management, the economic conditions of the Company's industry in general, the general condition of the equity securities market, the demand for similar securities of companies considered comparable to the Company and other relevant factors. See "Underwriting."


     Moreover, the trading price of the Common Stock could be subject to fluctuations in response to quarterly variations in results of operations, announcements of technological innovations or new services or products by the Company or its competitors, changes in financial estimates by securities analysts and other events or factors. See "-- Potential Fluctuations in Quarterly Results." Recent history relating to the market prices of other newly public companies indicates that the market price of the Common Stock following this offering may be highly volatile. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies, particularly Internet-related companies, and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely effect the market price of the Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the pro forma net tangible book value per share of $11.81 at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. In addition, as of September 26, 1997, the Company had issued warrants (including the AOL Warrant) to purchase 671,693 shares of Common Stock, and options to purchase 1,958,011 shares of Common Stock (including options to be issued upon the consummation of this offering). If such warrants and options are exercised in full (assuming an initial public offering price of $16.00 per share), purchasers of the Common Stock offered hereby would experience an immediate and substantial dilution in the net tangible book value per share of $10.90. See "Dilution."



     In the event that the initial public offering price of the Common Stock is less than $14.00 per share, holders of certain series of the Preferred Stock will be entitled to an adjustment of their respective conversion prices, resulting in the issuance of additional shares of Common Stock to such holders in connection with the Preferred Stock Conversion. Furthermore, pursuant to the stock purchase agreement for the Series G Preferred Stock, if the Company consummates an initial public offering of the Common Stock in 1997 at a price per share that is less than $14.00, the Company is required to pay each of the purchasers of the Series G Preferred Stock, either in cash or in additional shares of Common Stock, the difference between the initial public offering price and $14.00 (the "Series G Purchase Price Adjustment"). See "Dilution" and "Certain Transactions -- Preferred Stock Conversion."


ABSENCE OF DIVIDENDS

     The Company has never declared or paid any dividends on the Common Stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."


NO SPECIFIC USE OF CERTAIN PROCEEDS



     The Company has designated $30.8 million of the net proceeds of this offering for specific uses including payments to AOL and Excite, repayment of short-term indebtedness, expansion of the Company's technical infrastructure and marketing. The balance of the net proceeds, approximately $12.2 million (approximately $18.9 million if the Underwriters' overallotment option is exercised in full), will be used for working capital and other general corporate purposes, including possible future strategic alliances and acquisitions. Accordingly, management will have significant flexibility in applying such balance of the net proceeds of this offering.

                                USE OF PROCEEDS



     The net proceeds to the Company from the sale of the Common Stock offered hereby, at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be approximately $43.0 million (approximately $49.7 million if the Underwriters' overallotment option is exercised in full). The net proceeds from this offering will be used by the Company as follows: to fund the $10.5 million payment due to AOL under the AOL Contract upon the consummation of this offering; to fund the $3.8 million due to Excite under the Excite Contract in the next 12 months; approximately $6.0 million to repay short-term indebtedness; approximately $5.5 million in the next 12 months to expand the Company's infrastructure, which may include the acquisition of servers, disk storage capacity and other computer hardware to enable the Company to handle higher customer traffic; approximately $5.0 million for marketing; and the balance for working capital and other general corporate purposes, including possible future strategic alliances and acquisitions. See "Risk Factors -- No Specific Use of Certain Proceeds."



     The short-term indebtedness to be repaid is comprised of approximately $6 million aggregate principal amount of promissory notes (the "Senior Notes") issued by the Company in August 1997. The Senior Notes bear interest at 14% per annum and are due on the earliest of (i) consummation of this offering, (ii) a "change of control of the Company," as that term is defined in the Senior Notes, and (iii) March 31, 1998. In connection with the repayment of the Senior Notes, the Company will record a charge to its statement of operations in the fiscal quarter in which this offering is consummated. This charge will be equal to the unamortized portion of the discount on the Senior Notes which was approximately $614,000 as of September 26, 1997. See Note 1 of Notes to Consolidated Financial Statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     From time to time, in the ordinary course of business, the Company evaluates possible acquisitions of, or investments in, businesses, products and technologies that are complementary to those of the Company. A portion of the net proceeds may therefore be used to fund acquisitions or investments. The Company currently has no arrangements, agreements or understandings, and is not engaged in active negotiations, with respect to any such acquisition or investment.

     Pending the application of the net proceeds from this offering, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing instruments or money market funds. To the extent necessary to avoid being subject to the registration requirements of the Investment Company Act of 1940, as amended, the Company would invest the balance in U.S. Treasury obligations. Returns on such investments may be less than those that might otherwise result if the Company were able to use such funds immediately in its operations.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock. The Company does not anticipate paying any dividends on the Common Stock in the foreseeable future and intends to retain all available funds for use in the operation and development of its business. The Board of Directors intends to review the Company's dividend policy from time to time. Any payment of dividends in the future will be at the discretion of the Board of Directors and will be dependent on the earnings and financial requirements of the Company and other factors, including restrictions imposed by the Delaware GCL on the payment of dividends, covenants restricting the payment of dividends in future loan agreements and such other factors as the Board of Directors deems relevant.

                                    DILUTION


     The pro forma net tangible book value of the Company at June 30, 1997 was $4.8 million or $0.59 per share. Pro forma net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding on a pro forma basis, after giving effect to (i) the Preferred Stock Conversion, (ii) the Rocktropolis Put Expiration, (iii) the issuance of the Senior Notes and the Management Notes and (iv) the Management Note Conversion. Giving effect to the sale of the Common Stock offered hereby at an assumed public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses and the initial application of the net proceeds therefrom to repay the outstanding balance of the Senior Notes, the Company's adjusted pro forma net tangible book value as of June 30, 1997 would have been $47.1 million or $4.19 per share representing an immediate increase in net tangible book value of $3.60 per share to the existing stockholders and an immediate dilution to new investors of $11.81 per share. The following table illustrates the dilution to new investors:



    Assumed initial public offering price per share.......................          $16.00
      Pro forma net tangible book value per share before this offering....  $0.59
      Net increase in pro forma net tangible book value per share
         attributable to this offering....................................   3.60
                                                                            -----
    Pro forma net tangible book value per share after this offering.......            4.19
                                                                                    ------
    Dilution per share to new investors in this offering(1)...............          $11.81
                                                                                    ======


---------------

(1) Based on the assumptions set forth above, the dilution to new investors would be $10.90 per share if all outstanding warrants and options to purchase shares of Common Stock were exercised in full (assuming an initial public offering price of $16.00 per share).



     In the event that the initial public offering price of the Common Stock is less than $14.00 per share, holders of certain series of the Preferred Stock will be entitled to an adjustment of their respective conversion prices, resulting in the issuance of additional shares of Common Stock to such holders in connection with the Preferred Stock Conversion. Furthermore, pursuant to the stock purchase agreement for the Series G Preferred Stock, if the Company consummates an initial public offering of the Common Stock in 1997 at a price per share that is less than $14.00, the Company is required to pay each of the purchasers of the Series G Preferred Stock, either in cash or in additional shares of Common Stock, the Series G Purchase Price Adjustment. See "Certain Transactions -- Preferred Stock Conversion."



     The following table summarizes, on a pro forma basis (as described above), as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the new investors purchasing shares of Common Stock in this offering, at an assumed initial public offering price of $16.00 per share and before deducting estimated underwriting discounts and commissions and offering expenses:



                                         SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    ----------------------      PRICE
                                         NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                       ----------    -------    -----------    -------    ---------
    Existing stockholders............   8,223,951      73.3%    $40,670,656      45.9%     $  4.95
    New investors....................   3,000,000      26.7      48,000,000      54.1        16.00
                                       ----------    -------    -----------    -------
              Total..................  11,223,951     100.0%    $88,670,656     100.0%
                                        =========     =====      ==========     =====



     The above table, as of September 26, 1997, excludes (i) 1,958,011 shares of Common Stock issuable upon exercise of outstanding stock options (including options to be issued upon the consummation of this offering), (ii) 2,034,063 shares of Common Stock reserved for future grants under the Company's stock option and purchase plans, (iii) 452,318 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding warrants and (iv) 219,375 shares of Common Stock reserved for issuance pursuant to the exercise of the AOL Warrant (assuming an initial public offering price of $16.00 per share). The weighted average exercise price of all outstanding options and warrants is $8.98 per share (assuming an initial public offering price of $16.00 per share). See "Management -- Stock Plans," "Certain Transactions," "Description of Capital Stock" and Note 8 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


     The following table sets forth (i) the capitalization of the Company as of June 30, 1997, (ii) the pro forma capitalization of the Company as of such date giving effect to (a) the Preferred Stock Conversion, (b) the Rocktropolis Put Expiration, (c) the issuance of the Senior Notes and the Management Notes and
(d) the Management Note Conversion and (iii) the capitalization of the Company as adjusted to give effect to the sale of the Common Stock offered hereby at an assumed initial public offering price of $16.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses and the initial application of the net proceeds therefrom to repay the outstanding balance of the Senior Notes. This table should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus. See "Description of Capital Stock."



                                                                     JUNE 30, 1997
                                                      -------------------------------------------
                                                        ACTUAL       PRO FORMA       AS ADJUSTED
                                                      -----------   ------------     ------------
Senior notes........................................  $        --   $  5,221,600(1)  $         --
                                                      -----------   ------------     ------------
Management notes....................................  $        --   $         --     $         --
                                                      -----------   ------------     ------------
Common stock subject to put rights..................  $   537,498   $         --     $         --
                                                      -----------   ------------     ------------
Stockholders' equity:
  Preferred stock, $0.001 par value; 40,000,000
     shares authorized, 17,757,417 shares issued and
     outstanding, actual; none issued and
     outstanding, pro forma and as adjusted.........  $    17,757   $         --     $         --
  Common stock, $0.001 par value; 100,000,000 shares
     authorized; 3,083,009 shares issued and
     outstanding, actual; 8,223,951 shares issued
     and outstanding, pro forma; and 11,223,951
     shares issued and outstanding, as
     adjusted(2)....................................        3,083          8,224           11,224
Additional paid-in capital..........................   39,424,472     42,674,586       85,711,586
Accumulated deficit.................................  (37,410,692)   (37,560,692)     (38,360,692)
                                                      -----------   ------------     ------------
     Total stockholders' equity.....................    2,034,620      5,122,118       47,362,118
                                                      -----------   ------------     ------------
          Total capitalization......................  $ 2,572,118   $ 10,343,718     $ 47,362,118
                                                       ==========    ===========      ===========


---------------


(1) In connection with issuance of the Senior Notes in August 1997, the Company issued warrants to purchase 250,655 shares of Common Stock at an exercise price of $12.00 per share. The Senior Notes have been recorded net of the estimated value ($800,000) associated with these warrants.



(2) As of September 26, 1997, excludes (i) 1,958,011 shares of Common Stock issuable upon exercise of outstanding stock options (including options to be issued upon the consummation of this offering), (ii) 2,034,063 shares of Common Stock reserved for future grants under the Company's stock option and purchase plans, (iii) 452,318 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding warrants and (iv) 219,375 shares of Common Stock reserved for issuance pursuant to the exercise of the AOL Warrant (assuming an initial public offering price of $16.00 per share). The weighted average exercise price of all outstanding options and warrants is $8.98 per share (assuming an initial public offering price of $16.00 per share). See "Management -- Stock Plans," "Certain Transactions," "Description of Capital Stock" and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data set forth below as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the Company's financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements of the Company for each of the three years in the period ended December 31, 1996 and the related balance sheets at December 31, 1995 and 1996, which have been audited by Arthur Andersen LLP, have been included elsewhere in this Prospectus. The selected balance sheet data as of June 30, 1997 and the selected statement of operations data for the six months ended June 30, 1996 and 1997 have been derived from unaudited financial statements of the Company that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for these interim periods. The results of operations for the six months ended June 30, 1996 and 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.



                                                                                                            SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                                  JUNE 30,
                                 -------------------------------------------------------------------   --------------------------
                                    1992          1993         1994          1995           1996          1996           1997
                                 -----------   ----------   -----------   -----------   ------------   -----------   ------------
STATEMENT OF OPERATIONS DATA(1):
Net revenues.................... $        --   $       --   $        --   $    96,505   $  1,655,704   $   529,579   $  2,936,895
Cost of revenues................          --           --            --        85,176      1,637,319       511,057      2,477,643
                                 -----------   ----------   -----------   -----------   ------------   -----------   ------------
  Gross profit..................          --           --            --        11,329         18,385        18,522        459,252
Operating expenses:
  Operating and
    development(2)..............          --           --       257,826     1,034,617      7,811,061     2,152,401      4,610,615
  Sales and marketing...........          --           --       173,415     1,077,649      2,726,291       743,365      3,814,133
  General and administrative....     666,043      541,241       896,195       871,667      2,477,995       997,832      1,818,808
  Charge for purchased research
    and development(3)..........          --           --            --            --      5,242,523     5,242,523             --
                                 -----------   ----------   -----------   -----------   ------------   -----------   ------------
  Operating loss................    (666,043)    (541,241)   (1,327,436)   (2,972,604)   (18,239,485)   (9,117,599)    (9,784,304)
Interest income.................      65,658       43,761        73,359       106,370        352,531       105,201         85,421
Interest expense................    (105,658)     (82,890)      (48,398)      (18,237)       (52,281)      (30,902)       (50,100)
                                 -----------   ----------   -----------   -----------   ------------   -----------   ------------
Loss from continuing
  operations....................    (706,043)    (580,370)   (1,302,475)   (2,884,471)   (17,939,235)   (9,043,300)    (9,748,983)
Income (loss) from discontinued
  operations(4).................    (526,555)   1,085,256     1,444,885     1,289,671       (968,674)      157,271       (415,970)
                                 -----------   ----------   -----------   -----------   ------------   -----------   ------------
Net income (loss)............... $(1,232,598)  $  504,886   $   142,410   $(1,594,800)  $(18,907,909)  $(8,886,029)  $(10,164,953)
                                  ==========    =========    ==========    ==========    ===========    ==========    ===========
Pro forma loss per common
  share(5):
  Continuing operations.........                                                        $      (2.55)                $      (1.19)
  Discontinued operations.......                                                               (0.14)                       (0.05)
                                                                                        ------------                 ------------
  Pro forma net loss per common
    share.......................                                                        $      (2.69)                $      (1.24)
                                                                                         ===========                  ===========
Shares used in computing pro
  forma net loss per common
  share(5)......................                                                           7,041,955                    8,229,371
                                                                                         ===========                  ===========



                                                                                                              JUNE 30, 1997
                                                                 DECEMBER 31,                            ------------------------
                                        --------------------------------------------------------------                    PRO
                                           1992         1993         1994         1995         1996        ACTUAL       FORMA(6)
                                        ----------   ----------   ----------   ----------   ----------   -----------   ----------
BALANCE SHEET DATA:
Cash and cash equivalents.............  $  466,606   $  858,272   $1,469,764   $  547,624   $4,483,450   $   669,722   $8,441,322
Working capital (deficit).............      62,708      543,947    1,756,815        3,960    2,054,665    (1,602,286)     947,714
Total assets..........................   1,304,440    1,645,275    2,685,317    1,973,332    9,386,470     8,397,980   16,169,580
Senior notes..........................          --           --           --           --           --            --    5,221,600
Long-term debt, excluding current
  portion.............................      75,000           --           --           --           --            --           --
Stockholders' equity..................      37,244      542,130    2,243,704      648,984    4,908,379     2,034,620    5,122,118

---------------


(1) Telebase was founded in 1984 as a provider of on-line information services. In 1994, Telebase expanded its on-line business strategy to include music entertainment and began expending significant resources to enter this market. In 1995, the Company began offering on-line sales of music through its Music Boulevard website. In 1992 and 1993, the Company's costs consisted primarily of corporate expenses, i.e., the salaries of the Company's officers and other general overhead expenses. On February 13, 1996, Telebase merged with New York N2K, and changed its name to N2K Inc. In April 1997, the Company decided to discontinue its on-line information services business to focus exclusively on its music entertainment business. See note (4) below.



(2) For the years ended December 31, 1995, 1996 and the six months ended June 30, 1996 and 1997, the Company incurred costs of $0.7 million, $3.1 million, $1.0 million and $1.9 million, respectively, relating to research and development. These amounts are included in operating and development expenses. Research and development costs in 1994 were immaterial.



(3) In 1996, aggregate one-time charges of $5.2 million for purchased research and development were incurred in connection with the acquisitions of New York N2K ($4.1 million in February 1996) and the rock website, Rocktropolis ($1.1 million in June 1996). See Notes 1 and 2 of Notes to Consolidated Financial Statements.



(4) In April 1997, the Board of Directors approved a formal plan of disposal for its on-line information services business and in August 1997, the Company sold substantially all of the net assets of this business. Accordingly, the operating results and assets and liabilities of this business have been accounted for as a discontinued operation and reflected separately from continuing operations. See Note 3 of Notes to Consolidated Financial Statements.


(5) See Note 1 of Notes to Consolidated Financial Statements.


(6) Reflects (i) the Rocktropolis Put Expiration, (ii) the issuance of the Senior Notes and the Management Notes, (iii) the Preferred Stock Conversion and (iv) the Management Note Conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     N2K is a music entertainment company using the Internet as a global platform for promoting, marketing and selling music and related merchandise. The Company's strategy is to build loyal user communities around genre-specific websites that provide music content and enable consumers to purchase CDs, cassettes and related merchandise. The Company has also established its own record label, N2K Encoded Music, which uses the Company's websites, as well as record stores and other traditional distribution channels, to promote, distribute and sell original and licensed artist recordings.



     The Company was founded as Telebase in 1984 as a provider of on-line information services. In 1994, recognizing increasing opportunities in the consumer entertainment market, Telebase expanded its on-line business strategy to include music entertainment and began expending significant resources to enter this market. Telebase launched its Music Boulevard website and began selling recorded music and related merchandise in 1995. In February 1996, Telebase merged with New York N2K, a New York corporation founded in 1995 as a developer of on-line music entertainment content, and the merged entity changed its name to N2K Inc. (the "Merger"). The Company recently decided to focus exclusively on its music entertainment business, and, as such, has elected to discontinue its on-line information services business. In April 1997, the Board of Directors approved a formal plan of disposal for its on-line information services business. In August 1997, the Company sold substantially all of the net assets of this business. See "--Discontinued Operations."



     The Company launched its first Internet website, Music Boulevard, in August 1995, and introduced its first music genre website, Jazz Central Station, in January 1996. Since January 1997, the Company has released its initial 12 recordings on the N2K Encoded Music label. Revenues have grown from $85,000 for the three months ended December 31, 1995 to $1.8 million for the three months ended June 30, 1997 while the Company incurred net losses for 1995 and 1996 and the first half of 1997 as it built its business. Gross profit since its inception has been approximately $489,000. The Company is currently generating revenues from the sale of CDs and cassettes produced by others, N2K Encoded Music CDs, the sale of advertising on its websites and the sale of related merchandise. The Company believes that increased sales of N2K Encoded Music CDs and advertising on its websites will contribute to higher margins in the future. The margins from the sale of CDs and cassettes produced by others are affected by product costs, shipping and handling fees, content royalties, credit card fees and promotional discounts, such as discounted selling prices and free shipping and handling. The Company believes that frequent promotional discounts will be necessary to build repeat customer traffic to its websites, which will reduce its gross margins. The Company believes that its future financial performance will be determined by its success in improving margins on the sale of CDs and cassettes produced by others, introducing new products and services, selling advertising and sponsorship programs on its websites and by selling recorded music under its N2K Encoded Music label. Management has increased the resources within the Company to support these functions. As a result, revenues from advertising sold on the Company's websites have increased from $17,000 for the six months ended June 30, 1996 to $251,000 for the six months ended June 30, 1997, and revenues from the sale of CDs produced by the Company, which began in 1997, totaled $793,000 for the six months ended June 30, 1997.



     The Company's strategy to develop products and services for the music entertainment business was primarily responsible for the decline in net income and increase in net loss for the years ended December 31, 1994, December 31, 1995 and December 31, 1996. See "Risk Factors--Historical and Anticipated Losses; Uncertainty of Future Results," "--New Business Challenges" and "--Management of Growth." To date, the Company has only a limited operating history in its continuing operations upon which an evaluation of N2K and its prospects can be based. Accordingly, N2K believes that the results of its operations for the past five years, during which time the Company had minimal revenues, are not meaningful indications of future performance. The Company incurred a net loss of $1.6 million for the year ended December 31, 1995 and a net loss of $18.9 million for the year ended December 31, 1996, of which $5.2 million represents aggregate one-time charges in connection with the write-off of purchased research and development.

     The Company currently intends to increase substantially its operating expenses as a result of the Company's strategic alliances, to fund increased sales and marketing, to enhance existing websites and to complete strategic relationships important to the success of the Company. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising and sponsorship programs to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business.



     Pursuant to the Merger, the shareholders of New York N2K received 1,347,857 shares of Common Stock valued at $3,073,118 and 1,347,860 shares of Series E Preferred Stock valued at $1,078,286. The Series E Preferred Stock is convertible into 336,962 shares of Common Stock. The Merger was accounted for as a purchase transaction with a total purchase price, including transaction costs, of approximately $4.4 million. In connection with the Merger, $4.1 million was charged to expense as of the date of the transaction as it represented purchased research and development. The Company allocated the remainder of the purchase price ($280,000) to acquired technology costs which is being amortized over five years on a straight-line basis. The results of the acquired business and the shares issued in connection with the transaction have been included in the Company's financial statements since February 13, 1996.



     On June 21, 1996, the Company acquired the rock website, Rocktropolis, from Rocktropolis Enterprises, LLC, for $633,000 in cash and 44,790 shares of Common Stock. The acquisition has been accounted for as a purchase. The Company incurred a one-time charge of $1.1 million for purchased research and development. The Company also recorded an intangible asset (tradename) of $100,000 that is being amortized over five years on a straight-line basis. The Common Stock issued in connection with the acquisition of the Rocktropolis website may be put back to the Company at a price of $12 per share at any time beginning 366 days after the issuance date if there is not at that time a public market for shares of the Common Stock. Accordingly, the value of these shares ($537,498) is not included in stockholders' equity in the Company's consolidated balance sheets at June 30, 1997. The put right will expire upon the consummation of this offering.


RESULTS OF OPERATIONS

  Quarterly Results


     The following table sets forth certain financial information for each of the last seven quarters. This unaudited quarterly information has been prepared on the same basis as the audited financial statements included elsewhere in this Prospectus and, in the opinion of the Company's management, reflects all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the information for the periods covered. The table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                   THREE MONTHS ENDED
                         ------------------------------------------------------------------------------------------------------
                          DECEMBER                                     SEPTEMBER       DECEMBER
                             31,         MARCH 31,      JUNE 30,          30,             31,         MARCH 31,      JUNE 30,
                            1995           1996           1996            1996           1996           1997           1997
                         -----------    -----------    -----------    ------------    -----------    -----------    -----------
Net revenues............  $  84,903     $   216,800    $   312,779    $   446,889     $  679,236     $ 1,115,897    $ 1,820,998
Cost of revenues........     73,989         213,003        298,054        431,552        694,710         969,884      1,507,759
                         -----------    -----------    -----------    ------------    -----------    -----------    -----------
Gross profit............     10,914           3,797         14,725         15,337        (15,474)        146,013        313,239
Operating expenses:
  Operating and
    development.........    253,957         735,666      1,416,735      1,940,018      3,718,642       2,212,046      2,398,569
  Sales and marketing...    350,936         254,223        489,142        825,506      1,157,420       1,484,059      2,330,074
  General and
    administrative......    200,517         433,500        564,332        596,275        883,888         837,246        981,562
  Charge for purchased
    research and
    development.........         --       4,133,281      1,109,242             --             --              --             --
                         -----------    -----------    -----------    ------------    -----------    -----------    -----------
Operating loss..........   (794,496)     (5,552,873)    (3,564,726)    (3,346,462)    (5,775,424)     (4,387,338)    (5,396,966)
Interest income (net of
  interest expense).....     13,949           8,352         65,947        144,281         81,670          28,948          6,373
                         -----------    -----------    -----------    ------------    -----------    -----------    -----------
Loss from continuing
  operations............   (780,547)     (5,544,521)    (3,498,779)    (3,202,181)    (5,693,754)     (4,358,390)    (5,390,593)
Income (loss) from
  discontinued
  operations............     47,397         160,309         (3,038)      (363,455)      (762,490)       (159,943)      (256,027)
                         -----------    -----------    -----------    ------------    -----------    -----------    -----------
Net loss................  $(733,150)    $(5,384,212)   $(3,501,817)   $(3,565,636)    $(6,456,244)   $(4,518,333)   $(5,646,620)
                         ===========     ==========     ==========    ============    ===========     ==========     ==========


     In August 1995, the Company launched its first Internet website, Music Boulevard, and in January 1996, introduced Jazz Central Station, its first music genre website. The Company released its initial recordings on the N2K Encoded Music label during the first quarter of 1997.

     The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by a variety of factors, including, without limitation, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the announcement or introduction of new or enhanced websites, products and strategic alliances by the Company and its competitors, (iii) the mix of products sold by the Company, (iv) seasonality of the recorded music industry, (v) seasonality of advertising sales, (vi) Company promotions and sales programs, (vii) price competition or higher recorded music prices in the industry, (viii) the level of use of the Internet and increasing consumer acceptance of the Internet for the purchase of consumer products such as those offered by the Company, (ix) the Company's ability to upgrade and develop its systems and infrastructure in a timely and effective manner, (x) the level of traffic on the Company's websites, (xi) technical difficulties, system downtime or Internet brownouts, (xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure and the implementation of marketing programs, key agreements and strategic alliances, (xiii) the number of recorded music releases introduced during the period, (xiv) the level of merchandise returns experienced by the Company and (xv) general economic conditions and economic conditions specific to the Internet, on-line commerce and the recorded music industry. While the Company has a limited operating history in the music entertainment business, it anticipates that revenues will eventually track traditional music purchase and advertising sales patterns. As a result, the Company believes that period-to-period comparisons of its results of operations are not and will not necessarily be meaningful and should not be relied upon as an indication of future performance. See "Risk Factors--Potential Fluctuations in Quarterly Results."


  Six Months Ended June 30, 1997 Compared with Six Months Ended June 30, 1996



     Revenues. Revenues for the six months ended June 30, 1997 totaled $2.9 million compared to $530,000 for the six months ended June 30, 1996. Revenues for the six months ended June 30, 1997 consisted primarily of sales of CDs and cassettes produced by others, which increased to $1.9 million from $507,000 for the six months ended June 30, 1996; sales of advertising on the Company's websites, which increased to $251,000 from $17,000 for the six months ended June 30, 1996; and sales of CDs produced by the Company, which began in 1997, which totaled $793,000.

     Cost of Revenues. Cost of revenues totaled $2.5 million for the six months ended June 30, 1997 compared to $511,000 for the six months ended June 30, 1996. Cost of revenues consists of payments to third parties for distribution of CDs and cassettes, fulfillment of customer orders, manufacturing expenses, royalties, copyrights, telecommunications charges, credit card processing charges, database usage fees, profit participations payable to strategic alliance partners and content costs. The Company expects revenues from the sale of advertising and related merchandise to increase in future periods, which the Company believes will contribute to higher margins and reduce the cost of revenues as a percentage of revenues.



     Operating and Development Expenses. Operating and development expenses increased from $2.2 million for the six months ended June 30, 1996 to $4.6 million for the six months ended June 30, 1997, due to increased staffing as the Company expanded its operations. Operating and development personnel totaled 104 full-time employees as of June 30, 1997 compared to 62 full-time employees as of June 30, 1996. Operating and development expenses consist primarily of software engineering, multimedia production, graphic design, artist relations, inventory management and computer operations which support the Company's music entertainment business. This infrastructure is sufficient to support higher revenues and, accordingly, the Company expects that, as revenues increase, operating and development expenses will decrease as a percentage of revenues.



     Sales and Marketing Expenses. Sales and marketing expenses increased from $743,000 for the six months ended June 30, 1996 to $3.8 million for the six months ended June 30, 1997. The increase in sales and marketing expenses was primarily attributable to expansion of the Company's on-line and print advertising, public relations and other promotional expenditures, as well as to increased personnel and related expenses required to implement the Company's marketing strategy. Sales and marketing personnel totaled 43 full-time employees as of June 30, 1997 compared to 11 full-time employees as of June 30, 1996. Sales and marketing expenses consist primarily of external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of the Company's websites and N2K Encoded Music CDs. The Company expects that levels of sales and marketing expenditures will increase in future periods due to the execution of new advertising programs to promote the Company's websites and N2K Encoded Music releases, but total sales and marketing expenses will decline as a percentage of revenue.



     General and Administrative Expenses. General and administrative expenses increased from $1.0 million for the six months ended June 30, 1996 to $1.8 million for the six months ended June 30, 1997, primarily due to increased staffing and facilities expenses. General and administrative personnel totaled 25 full-time employees as of June 30, 1997 compared to 14 full-time employees as of June 30, 1996. General and administrative expenses consist of executive management, accounting and human resources personnel, and expenditures for applicable facilities costs and overhead. The Company expects general and administrative expenses to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business and being a public company.



     Interest Income and Expense. Interest income and expense consists of interest income on short-term liquid investments of the Company's excess cash and interest expense incurred as a result of the financing of equipment through capital leases and the use of the Company's revolving credit line. Interest income for the six months ended June 30, 1996 related to the Company investing the proceeds of equity financings received in the second quarter of 1996.


  Fiscal 1996 Compared with Fiscal 1995

     Revenues. Revenues for 1996 totaled $1.7 million compared to $97,000 for 1995. Revenues in 1996 and 1995 consisted primarily of sales of CDs and cassettes produced by others and a limited amount of advertising revenues. The Company did not have any revenues from continuing operations prior to August 1995 when the Company launched Music Boulevard.


     Cost of Revenues. Cost of revenues totaled $1.6 million for 1996 compared to $85,000 for 1995. Cost of revenues consists of payments to a third-party fulfillment operation for the shipment to the Company's customers of music CDs and cassettes produced by others, telecommunications charges, credit card processing charges, database usage fees, profit participations payable to strategic alliance partners and content costs.

     Operating and Development Expenses. Operating and development expenses increased from $1.0 million for 1995 to $7.8 million for 1996 due to increased staffing resulting from the Merger and an increased development effort for the Company's music websites. Operating and development personnel increased from 26 as of December 31, 1995 to 102 as of December 31, 1996. The Company believes that costs associated with the development and maintenance of its websites will continue to increase in absolute dollars.



     Sales and Marketing Expenses. Sales and marketing expenses increased from $1.1 million for 1995 to $2.7 million for 1996 due to increased staffing and supporting higher levels of sales. Sales and marketing personnel increased from two as of December 31, 1995 to 24 as of December 31, 1996. Advertising and promotional costs increased from $389,000 for the year ended December 31, 1995 to $1.8 million for the year ended December 31, 1996.



     General and Administrative Expenses. General and administrative expenses increased from $872,000 for 1995 to $2.5 million for 1996 due to the addition of personnel as a result of the Merger. General and administrative personnel increased from 11 as of December 31, 1995 to 18 as of December 31, 1996.


     Interest Income and Expense. Interest income increased from $106,000 for 1995 to $353,000 for 1996 due to the Company investing the proceeds of equity financings received in 1996. Interest expense increased from $18,000 for 1995 to $52,000 for 1996 due to the addition of capital leases from the Merger and the use of the Company's revolving credit line in 1996 to fund working capital.

  Fiscal 1995 Compared with Fiscal 1994

     Revenues. Revenues for 1995 totaled $97,000, reflecting the Company's launch of Music Boulevard in August 1995. The Company had no revenues from continuing operations prior to 1995.

     Cost of Revenues. Cost of revenues totaled $85,000 in 1995, primarily reflecting payments to a third-party fulfillment operation for the shipment to the Company's customers of music CDs and cassettes produced by others and telecommunications and credit card processing charges.


     Operating and Development Expenses. Operating and development expenses increased from $258,000 in 1994 to $1.0 million in 1995. The increase reflects the expansion of the Company's engineering staff to develop and launch Music Boulevard. Operating and development personnel increased from 18 as of December 31, 1994 to 26 as of December 31, 1995.


     Sales and Marketing Expenses. Sales and marketing expenses increased from $173,000 in 1994 to $1.1 million in 1995. The increase in sales and marketing expenses primarily reflects costs associated with the launch of Music Boulevard.

     General and Administrative Expenses. General and administrative expenses declined from $896,000 in 1994 to $872,000 in 1995.


     Interest Income and Expense. Interest income increased from $73,000 for 1994 to $106,000 in 1995 due to the Company investing proceeds of equity financings received in the second half of 1994. Interest expense decreased from $48,000 in 1994 to $18,000 in 1995 due to repayments on the Company's revolving line of credit.


LIQUIDITY AND CAPITAL RESOURCES


     The Company has financed its operations and capital expenditures primarily from equity financings, cash generated from operations, lease financings, a revolving bank credit line and short-term loans described herein. At June 30, 1997, the Company had a cash balance of $670,000. From July 1, 1997 to date, the Company has received an aggregate of $10.8 million from the issuance of the Senior Notes, the Management Notes and the sale of the information services business. The Company believes that the proceeds of this offering, together with the current cash balance, will be sufficient to finance the Company's planned operations and capital expenditures for at least the next twelve months. The Company expects negative cash flow from operations to continue for the foreseeable future, as it continues to develop and market its operations. Inflation has not had any material impact on the Company's operations. See "Risk Factors -- Historical and Anticipated Losses; Uncertainty of Future Results," "-- Possible Need for Additional Funds" and "Use of Proceeds."


     Net cash of $96,000, $874,000, $10.7 million and $10.5 million was used for operating activities for the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1997, respectively. The Company financed these activities through the private placement of Series D Preferred Stock, which yielded net proceeds of $1.6 million in 1994, and Series E Preferred Stock and Series F Preferred Stock, which yielded net proceeds of $19.0 million in 1996. The Company also borrowed $400,000 under its revolving line of credit in 1995 to fund operating activities, which was repaid in 1996 with the proceeds of the sale of Preferred Stock. The Company borrowed $850,000 under its revolving credit line in the first half of 1997 to fund operating activities.



     Purchases of property and equipment totaled $256,000, $339,000, $2.9 million and $1.3 million for the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1997, respectively. The Company projects that total purchases of property and equipment will be approximately $3.5 million for 1997, primarily to support the expansion of facilities and operating systems for its websites, as well as computer-related equipment to support increased personnel levels. The Company also invested cash of $672,000 to acquire the rock website, Rocktropolis, in June 1996.



     In April 1997, the Company sold an aggregate of 2,480,329 shares of Series G Preferred Stock to a class of accredited investors at a price of $3.00 per share. Pursuant to the stock purchase agreement for the Series G Preferred Stock, if the Company consummates an initial public offering of stock in 1997 at a price per share that is less than $14.00, the Company is required to pay each of the purchasers of the Series G Preferred Stock, either in cash or in additional shares of Common Stock, the Series G Purchase Price Adjustment. In connection with the issuance of the Series G Preferred Stock in April 1997, the Company issued warrants to purchase 48,555 shares of Common Stock at an exercise price of $12.00 per share as a placement fee. See "Dilution" and "Certain Transactions -- Preferred Stock Conversion."



     In July 1997, the Company issued $1.75 million aggregate principal amount of promissory notes to Lawrence L. Rosen, Jonathan V. Diamond and Robert David Grusin (the "Management Notes"), each of whom loaned the Company $583,333. The Management Notes bear interest at 14% per annum and are due on the earlier of
(i) a "change of control of the Company," as that term is defined in the Management Notes, and (ii) March 31, 1998; provided, however, that if the Management Notes are outstanding at the time of this offering, the Management Notes will convert upon consummation of this offering into 109,374 shares of Common Stock (assuming an initial public offering price of $16.00 per share). In consideration for these loans, the Company issued an aggregate of 48,609 warrants to purchase 48,609 shares of Common Stock, representing 16,203 warrants to each of Messrs. Rosen, Diamond and Grusin. The warrants are exercisable at a price of $12.00 per share and expire in July 2004. See "Dilution."



     In August 1997, the Company issued $6,021,600 aggregate principal amount of Senior Notes to a group of five institutional investors affiliated with an insurance company and one existing stockholder of the Company in return for loans in that amount to the Company. The Senior Notes bear interest at 14% per annum and are due on the earliest of (i) consummation of this offering, (ii) a "change of control of the Company," as that term is defined in the Senior Notes, and (iii) March 31, 1998. In consideration for these loans, the Company issued an aggregate of 167,266 warrants to purchase 167,266 shares of Common Stock. The warrants are exercisable at a price of $12.00 per share and expire in August 2004. In connection with the issuance of the Senior Notes in August 1997, the Company issued warrants to purchase 83,389 shares of Common Stock at an exercise price of $12.00 per share as a placement fee. A portion of the proceeds of this offering will be used to repay the Senior Notes. The Senior Notes have been recorded net of the estimated value ($800,000) associated with these warrants. This discount is being amortized over the term of the debt through March 31, 1998. In connection with the repayment of the Senior Notes, the Company will record a charge to its statement of operations in the fiscal quarter in which this offering is consummated. This charge will be equal to the unamortized portion of the discount on the Senior Notes which was approximately $614,000 as of September 26, 1997. See Note 1 of Notes to Consolidated Financial Statements. See "Use of Proceeds."

     In August 1997, the Company sold substantially all of the net assets of its discontinued operations and received $3.0 million which was paid in cash at closing. See Note 3 of Notes to Consolidated Financial Statement.



     N2K and AOL formed a strategic alliance as of September 1, 1997 pursuant to the AOL Contract, which provides for N2K to be featured as the exclusive on-line music retailer within the MusicSpace channel of AOL's on-line service. In addition, pursuant to the terms of the AOL Contract, an N2K banner will continuously appear in a prominent place on the main screen of the MusicSpace channel and will link to a customized MusicBoulevard website. N2K will also receive an anchor tenant position in the music retailing department of AOL's Shopping channel. Although a limited number of other music retailers may appear in the Shopping channel, none will be featured or promoted more prominently than N2K. The AOL Contract also provides for an integrated package of placements, promotions and links through AOL.com, linking to the customized MusicBoulevard website. N2K will also be promoted on the results pages for certain music-related searches conducted through the AOL NetFind search engine on AOL.com. N2K and AOL have also agreed to cooperate in the sale of advertising on the websites governed by the terms of the AOL Contract. Each party shall have the first right to sell any advertising or promotional spaces which reside on their servers. In consideration of the marketing, promotion, advertising and other services AOL will provide under the AOL Contract, N2K has agreed to pay AOL a total of $18 million over a three-year contract term, of which $12 million will be paid between contract execution and the earlier of consummation of this offering and December 1, 1997, with additional payments of $3 million to be made on each of November 1, 1998 and November 1, 1999. The Company expects to amortize the costs associated with the AOL Contract over the initial contract term of three years. After the initial three year term, the AOL Contract may be renewed at the option of AOL for additional one-year terms. In connection with the intended purchase of $3 million in aggregate value of the Company's Common Stock by AOL as part of this offering, the Company expects to grant the AOL Warrant for the future purchase of up to 219,375 additional shares of Common Stock (assuming an initial public offering price of $16.00 per share). The fair value of the AOL Warrant will be amortized over the initial term of the AOL Contract.



     N2K entered into a sponsorship agreement with Excite on September 23, 1997, pursuant to which N2K will be the exclusive retail music store sponsor of the www.excite.com website, provide certain music-related content to the www.excite.com website, create a co-branded area of Music Boulevard and participate in joint promotions to customers of this co-branded area. The Excite Contract provides for the Company to pay Excite an initiation fee, an annual exclusivity fee, as well as an annual sponsorship fee for on-going programming, links, placements, advertisements and promotions. Under the terms of the Excite Contract, the Company will also pay Excite a specified share of gross margins realized by the Company on transactions, advertising, sponsorship, promotions and other revenues generated during the term of the Excite Contract on Music Boulevard as a result of users referred from the www.excite.com website. In consideration of the sponsorship opportunity afforded to the Company under the Excite Contract, N2K has agreed to pay Excite a guaranteed minimum total of $9.8 million over a two-year contract term, of which $2.8 million will be paid between contract execution and December 31, 1997, with additional payments of $2.9 million during 1998 and $4.1 million during 1999. The Company expects to amortize the costs associated with the Excite Contract over the initial contract term which expires on the second anniversary of the commencement date, which is anticipated to be on or about October 15, 1997. Pursuant to the terms of the Excite Contract, Excite is obligated to offer the Company the right of first refusal to negotiate with Excite for renewal of the Excite Contract.



     The Company has a commitment for a $2.0 million revolving line of credit with CoreStates Bank, N.A. (the "CoreStates Facility"), which will expire on December 31, 1997. The CoreStates Facility bears interest at the bank's prime rate and is secured by a security interest in substantially all of the Company's assets. Maximum borrowings under the CoreStates Facility are limited to certain percentages of eligible accounts receivable. The CoreStates Facility is subject to an unused commitment fee in the amount of 0.5% of the unused portion of the facility on a quarterly basis. As of June 30, 1997, the Company had total borrowings of $850,000 under the CoreStates Facility. The borrowings as of September 26, 1997 under the CoreStates Facility were $650,000.

     From time to time, in the ordinary course of business, the Company evaluates possible acquisitions of, or investments in, businesses, products and technologies that are complementary to those of the Company. A portion of the Company's cash resources may therefore be used to fund acquisitions or investments. The Company currently has no arrangements, agreements or understandings, and is not engaged in active negotiations, with respect to any such acquisition or investment. See "Risk Factors -- Management of Growth."


DISCONTINUED OPERATIONS



     Since 1984, the Company has operated an on-line information services business. In 1994, the Company expanded its business strategy to include music entertainment. In April 1997, the Company decided to focus exclusively on its music entertainment business, and, as such, has elected to discontinue its on-line information services business. At that time, the Board of Directors approved a formal plan of disposal for its on-line information services business. In August 1997, the Company sold substantially all of the net assets of this business.



     The on-line information services business has been accounted for as a discontinued operation. Accordingly, the operating results and assets and liabilities of this business have been reflected separately from continuing operations. The sale of the on-line information services business in August 1997 resulted in a gain which the Company presently estimates will be approximately $1.5 million, and which will be recorded in the period ended September 30, 1997. See Note 3 of Notes to Consolidated Financial Statements.



     For the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, the discontinued operations generated revenues of $11.4 million, $11.0 million, $7.9 million, $4.6 million and $2.4 million, respectively. The discontinued operations generated net income of $1.4 million, $1.3 million and $157,000 in 1994, 1995 and the six months ended June 30, 1996, respectively, and a net loss of $969,000 in 1996 and $416,000 for the six months ended June 30, 1997.



RECENT ACCOUNTING PRONOUNCEMENTS



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic and diluted earnings per share for complex capital structures on the face of the statements of operations. According to SFAS No. 128, basic earnings per share, which replaces primary earnings per share, is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share, which replaces fully diluted earnings per share, reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options. SFAS No. 128 is required to be adopted for the Company's 1997 year-end financial statements; earlier application is not permitted. The adoption of this pronouncement is expected to have no significant impact on the Company's financial position or results of operations.



     Additionally, in June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is required to be adopted for the Company's fiscal year ending December 31, 1998. The adoption of this pronouncement is expected to have no impact on the Company's financial position or results of operations. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is required to be adopted for the Company's 1998 year-end financial statements. The Company is currently evaluating the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

                                    BUSINESS



     N2K is one of the leading on-line music entertainment companies using the Internet as a global platform for promoting, marketing and selling music and related merchandise. The Company's strategy is to build loyal user communities around genre-specific websites that provide music content and enable consumers to purchase CDs, cassettes and related merchandise. The Company believes that as its user base continues to grow, it will be able to increase revenues from sales of music, related merchandise, advertising and sponsorship programs. The Company estimates, based on internal reports, that the number of page impressions per month for its music retail website has grown from approximately 767,000 in July 1996 to approximately 9.4 million in July 1997. Page impressions for this website are defined as the number of full computer screens of content served to users of the Company's music retail website.



     The Company's music retail website is Music Boulevard (www.musicblvd.com), around which the Company organizes its genre-specific music websites, Rocktropolis (www.rocktropolis.com), Jazz Central Station (www.jazzcentralstation.com) and Classical Insites (www.classicalinsites.com). In addition to these genre websites, the Company also operates websites for such artists as David Bowie, The Rolling Stones and Leonard Bernstein. The Company's websites allow users to view current music news, including news from MTV and from such magazines as SPIN and JazzTimes, reviews, artist biographies and discographies, musicians' favorite artist recordings and historical and educational information, and to hear and view cybercasts and recording and video samples. Consumers may search, browse and purchase music recordings from a database of approximately 185,000 CD and cassette titles and related merchandise, digitally access 30-second music samples from a selection of approximately 340,000 songs, read from over 60,000 reviews and related articles and view music video clips. In July 1997, the Company introduced its e _ mod system, which allows consumers to purchase and digitally download from a collection of music singles. All product purchases are coordinated through Music Boulevard, which acts as the Company's on-line retail store. The Company believes that by providing a wealth of information in a highly personalized, interactive context, it creates an entertaining environment that attracts traffic to its websites, fosters brand awareness and encourages purchases of music and related merchandise.



     As part of its growth strategy, the Company seeks to establish strategic alliances with global on-line, music and media companies to attract additional users to, and increase brand awareness of, the Company's websites. For example, the Company recently formed a strategic alliance with AOL pursuant to an interactive marketing agreement, which provides, among other things, for N2K to be featured as the exclusive on-line music retailer within AOL's MusicSpace channel, receive an anchor tenant position on AOL's Shopping channel, participate in a variety of banner advertising opportunities and be assigned specific keywords within the AOL service. Similarly, the Company has entered into the Excite Contract, which provides for N2K to be the exclusive retail music store sponsor of the www.excite.com website, to provide certain music-related content to the www.excite.com website, to create a co-branded area of Music Boulevard and to participate in joint promotions to customers of this co-branded area. In addition, the Company has established the MTV/ VH1 Alliance, under which MTV Networks provides Music Boulevard with content and presents Music Boulevard, both on-air and on-line, as the exclusive partner for retail sales of CDs, cassettes and related merchandise for each of the MTV (www.mtv.com) and VH1 (www.vh1.com) websites. N2K has established strategic agreements as most prominently featured music content provider and on-line music retailer for WebTV, as most prominently featured music content provider and exclusive music retailing anchor tenant for @Home, as exclusive on-line product fulfillment source for the Virgin Records website and, subject to a memorandum of understanding, to become the advertising music sponsor and preferred on-line music retailer for the Music Zone channel on the PointCast College Network.



     The Company intends to capitalize on the global nature of the Internet to build an international user base by creating local language versions of, and localized content for, the Company's websites. Currently, approximately one-third of the Company's on-line revenues are generated from sales of CDs, cassettes and related merchandise outside the U.S. The Company has established a wholly-owned subsidiary in Japan, the world's second largest market for recorded music sales, and has launched Japanese versions of Music Boulevard (www.musicblvd.com/jp) and Jazz Central Station (jp.jazzcentralstation.com). The Company also offers registration and ordering instructions on Music Boulevard in English, Japanese, German, French and Spanish.

     The Company has also established its own record label, N2K Encoded Music, which uses the Company's websites, as well as record stores and other traditional distribution channels, to promote, distribute and sell original and licensed artist recordings. Since January 1997, the Company has released its initial 12 recordings on the N2K Encoded Music label under the direction of Grammy Award-winning producer, Phil Ramone. The Company expects to release one new title through December 1997, and currently has agreements with 12 artists for future recordings. The Company expects that many of its N2K Encoded Music CDs will feature enhanced multimedia capabilities and Internet connectivity software. Traditional domestic distribution for the Company's record label is handled by Sony's RED Distribution.


ON-LINE MUSIC INDUSTRY


     The Company believes that substantial growth opportunities exist in the on-line music industry. According to Jupiter Communications ("Jupiter"), total on-line music revenues, which include prerecorded music sales, music related merchandising, advertising and concert ticketing, are expected to grow to $2.8 billion by the year 2002, up from an estimated $22.5 million in 1996 and $71.0 million in 1997. Jupiter estimates that the number of on-line households making purchases is expected to grow from an estimated 15.2 million households in 1996 to 57.0 million households, representing over 50% of U.S. households, by the year 2002. During the same time period, Jupiter estimates that the percentage of on-line households making on-line purchases annually is expected to grow from approximately 20% to 70%.


     The Company believes that the multimedia features available through the Internet, including audio, video and graphics, make it an ideal medium for promoting, marketing and selling music and related merchandise. Potential purchasers of music recordings can preview their purchases by listening to high-quality sound samples, viewing text and video clips (including cover art, artists' discographies, music videos and reviews) and searching from an extensive catalog of available titles. The Internet and current technologies also allow users to digitally download music in a compressed format to a personal computer ("PC") and store it on a CD using a read/write CD-ROM drive. Internet users can also search for music by genre or artist, access a wealth of information and events, including music history and news, artists' biographies, cybercast concerts and radio broadcasts, and participate in live interviews with artists. Because the Internet is a highly interactive medium and user responses can be tracked, the Company believes that advertisers will become increasingly attracted to opportunities to focus their marketing efforts on specific user groups and individuals.


     The Company believes that Internet-based retailers have certain advantages over traditional retail channels. Traditional retail stores limit the amount of inventory they carry and tend to focus on carrying a greater percentage of hit releases. The Company estimates that a traditional retail store stocks an average of 10,000 stock keeping units ("SKUs") and megastores stock an average of approximately 39,000 SKUs out of a total of more than 185,000 SKUs generally available in the U.S. and offered by the Company. According to SoundScan, Inc. ("SoundScan"), a retail audio sales data collection company, the number of new releases in 1995 alone was more than 28,000 titles. According to Jupiter, 80% of unit sales at traditional retail stores come from only 20% of available titles. The Company believes that traditional retail stores do not have the same capability to track individual customer purchases and demographic data for use in direct marketing programs and in developing a one-to-one relationship with the consumer. Internet-based stores can operate 24-hours a day, seven days a week, and are not limited by geographic boundaries.


     An individual electronic commerce website can maximize its awareness and traffic through the use of strategic alliances with other websites having high user traffic. Through the use of embedded hyperlinks, higher traffic websites can refer potential customers to electronic commerce websites for potential purchases of goods or services. These agreements generally involve economic arrangements including upfront payments or commissions on the dollar volume of goods sold. These payments are analagous to rent paid by traditional "brick and mortar" retail locations, and can be critical to an electronic commerce website's ability to expand.

     The Company believes that the demographic profile of consumers of recorded music has aged along with the population. According to the Recording Industry Association of America ("RIAA"), domestic purchases of recorded music by those 30 and over have increased from approximately 34% of U.S. sales in 1986 to approximately 47% of sales, or approximately $5.9 billion, in 1996. The Company believes that the Internet represents an attractive retail and promotion medium for customers in this age group as they are less "hits-driven" than younger age groups, typically can afford to buy more titles at one time, often own PCs and generally have credit cards, which are generally used to make electronic payments.

     Historically, the music industry has benefited from innovations in technology, such as the introduction of the CD in 1983. Over the last ten years, much of the industry's growth resulted from consumers replacing existing music collections with the CD format. According to the RIAA, domestic music sales grew from $5.6 billion in 1987 to $12.5 billion in 1996. In recent years, however, music sales growth has slowed due to a number of factors, including a shortage of major releases by new artists and a slowdown in the rate of growth of CD sales, as consumers have replaced most of their music collections. Nevertheless, the number of retailers distributing music during this time period has increased, resulting in greater competition and the closure of a number of traditional record stores. For example, according to the RIAA, traditional record stores' market share of music sales dropped from a peak of 72% in 1989 to 50% in 1996. During the same time period, stores such as mass merchandisers, discount chains and consumer electronics stores have increased their market share from 16% to 32% and music clubs have increased their market share from 8% to 14%.

BUSINESS STRATEGY

     The Company's strategy includes the following key elements:

     Create Strong Brand Awareness. The Company believes that building brand awareness of the N2K websites is critical to attracting and expanding its global Internet user base. N2K promotes its brand identities through on-line and traditional media, event sponsorships and other marketing activities. The Company enhances brand awareness of its individual websites by providing original and proprietary content, providing consumers the ability to purchase music and related merchandise and establishing strategic and bounty relationships whereby other websites engage Music Boulevard as their on-line music retailer and content provider.


     Develop Key Industry and Website Alliances. The Company seeks to establish strategic alliances with global music and media companies to attract additional users to, and increase brand awareness of, the Company's websites. Current strategic alliances include those with AOL, Excite, MTV/VH1, WebTV, @Home, Virgin Records and PointCast, pursuant to which N2K is the exclusive or a preferred on-line music retailer or fulfillment source for each of these companies' respective websites. The Company views these agreements as a significant competitive advantage. In addition, N2K has recently established its Remote Access Music ("RAM") program, whereby third-party websites may register with N2K and establish hyperlinks to Music Boulevard for on-line music retailing.



     Offer Largest Selection of Music and Related Merchandise. The Company's merchandising strategy centers around offering users one of the largest collections of music and related items (including over 185,000 music titles and related merchandise) in a multimedia, interactive and personalized environment. Through the Company's e
-mod system, users can also digitally download a select number of singles. The Company believes that its extensive music catalog, combined with specific artist features, music reviews, sound samples and music videos, draws users into areas of personal interest and generates incremental sales by exposing consumers to music for which their knowledge or access may be limited or which may be unavailable in traditional retail environments.


     Build User Communities and Attract Advertising. The Company's strategy is to build global on-line communities around specific genres of music, all of which link to the Company's retail website, Music Boulevard. The Company believes that organizing its websites by music genres such as rock, jazz and classical music parallels traditional radio and other media formats as well as consumer buying patterns. By organizing its websites by music genre, the Company is able to aggregate targeted demographic user groups, thereby offering advertisers and sponsors access to highly defined audiences. These targeted user groups enable advertisers and sponsors to customize their messages through banner advertisements, event and program sponsorships and music recording promotions. The Company provides its advertisers and sponsors with quantitative feedback on the effectiveness of their website advertising and sponsorship programs.

     Leverage Infrastructure Through Multiple Websites. The Company intends to utilize its current infrastructure to enhance existing, and add new, genre and artist websites. Retailing components in each genre website are dynamically driven from Music Boulevard databases, and are presented within the interface and design of the genre website. The Company believes that both users and advertisers prefer websites designed for specific audiences and that a multiple website approach enhances the Company's ability to promote content within each website, encourages more users to bookmark the Company's websites and attracts greater numbers of third-party hyperlinks to the Company's websites.

     Expand International Presence. Approximately one-third of the Company's on-line revenues are currently generated from sales of CDs, cassettes and related merchandise outside the U.S. The Company intends to capitalize on this trend and the global nature of the Internet to build an international user base by creating local language versions of, and culture-specific content for, the Company's websites. The Company has established a wholly-owned subsidiary in Japan, the world's second largest market for recorded music sales, and has launched Japanese versions of Music Boulevard and Jazz Central Station. The Company also offers registration and ordering instructions on Music Boulevard in English, Japanese, German, French and Spanish.


     Build and Leverage N2K Encoded Music Label. The Company has established its own record label, N2K Encoded Music, which uses the Company's websites, as well as record stores and other traditional distribution channels, to promote, distribute and sell original and licensed artist recordings. Since January 1997, the Company has released its initial 12 recordings on the N2K Encoded Music label under the direction of Grammy Award-winning producer, Phil Ramone. The Company expects to release one new title through December 1997, and currently has agreements with twelve artists for future recordings. The Company believes that it can leverage its Internet platform by promoting and selling its own proprietary titles produced by N2K Encoded Music. The artists and products of N2K Encoded Music also provide an additional source of engaging content for the Company's genre websites.



N2K WEBSITES



     The Company's music retail website is Music Boulevard (www.musicblvd.com), around which the Company organizes its genre-specific music websites, Rocktropolis (www.rocktropolis.com), Jazz Central Station (www.jazzcentralstation.com) and Classical Insites (www.classicalinsites.com). In addition to these genre websites, the Company also hosts websites for such artists as David Bowie (www.davidbowie.com), The Rolling Stones (www.stonesworld.com) and Leonard Bernstein (www.leonardbernstein.com). As part of its multiple website strategy, the Company assigns, whenever possible, a separate universal resource locator or "URL" to each of its genre and artist websites, and continually reviews and revises these websites. The Company believes that both users and advertisers prefer websites with distinct URLs designed for specific audiences.


     Music Retail and Genre Websites. The Company believes that by providing a wealth of information in a highly personalized, interactive context, it creates an entertaining environment that attracts traffic to its websites, fosters brand awareness and encourages purchases of music and related merchandise. The Company's existing music retail and genre websites include the following:

  www.musicblvd.com


     Music Boulevard is the Company's flagship website, featuring a rich graphical and musical environment containing over 75,000 graphic images and offering over 185,000 CD and cassette titles and related merchandise. The Music Boulevard URL address leads to an entrance page containing a front door to the retail store, in addition to direct links to Music Boulevard departments (including the MTV and VH1 boutique areas). By clicking on the front door, users enter the retail store where a main page displays featured areas and departments. This page also serves as a familiar home base to which users may return to find key destinations within the store. Users may choose desired locations by clicking on a navigation bar or hyperlinked text allowing them to begin (i) searching for artists, titles and songs; (ii) accessing the Music Boulevard Newsstand, Billboard charts, Help, e-mail and on sale items; (iii) ordering and browsing; (iv) linking to genre departments, including MTV's CD Lounge, VH1's Sound Shop, Popular, Jazz, Classical,

Country and Other Music; (v) ordering not-yet-released titles; (vi) linking directly to MTV and VH1 News; (vii) joining the Frequent Buyers Club; and (viii) listening to sound samples in MPEG, RealAudio or Liquid Audio formats. The Music Boulevard Newsstand features over 60,000 reviews and features from MTV News, VH1 News, Jazz Track (news from Jazz Central Station) and CI Classical Review (news from Classical Insites), and provides links to articles from SPIN, JazzTimes, Puncture, Fanfare, Dirty Linen, Relix, Blues Access and IAJE Jazz Educators Journal magazines.

     A personal shopping cart allows the user to select merchandise for purchase while navigating through Music Boulevard. Items can be added to or subtracted from a shopping cart at any time. As a user completes a search, similar or complementary artists and titles are suggested. By pressing the "buy" button, the customer completes the ordering process. See "-- Ordering, Fulfillment and Customer Service." Music Boulevard customers can join a Frequent Buyers Club and receive a free CD after purchasing a certain quantity of CDs. To join the Frequent Buyers Club, customers complete a brief survey which provides valuable demographic data. The Company currently utilizes the Frequent Buyers Club data to analyze customer shopping trends and demographics, and is evaluating ways in which it may utilize this data to customize marketing programs. Each Music Boulevard department contains new releases, on sale items and a listening post from which users may choose selected sound samples by title. Virtual end caps are displayed in each department, featuring specially-priced titles and icons for sound sampling.

     In March 1997, Yahoo Internet Life named Music Boulevard the Best On-line Music Store. In Summer 1997, Music Boulevard was one of Internet Shopper's Choice winners for Internet Shopper Best Website.


  www.rocktropolis.com



     The Rocktropolis website is an in-depth, multimedia entertainment and information resource for the global rock and pop music communities. Rocktropolis offers a comprehensive guide to the world of rock and pop music, enabling users to listen to live performances, discuss their favorite artists and access music reviews on-line. Rocktropolis' new design transports the user to a futuristic city. Each section of Rocktropolis has a unique design and content matching its neighborhood theme, and utilizes advanced multimedia elements to enhance the visual experience of being in a city. Rocktropolis' primary areas include: RT1 (featuring cybercasts with superstar artists and classic interview shows); Groove Lounge (featuring cybercasts and live chats with premier electronica artists); and Buzz (featuring special-event chats, regularly-scheduled weekly chat shows and 24-hour chat rooms and bulletin boards). Hunt, the Rocktropolis search engine, gives users the ability to retrieve news stories, gossip items, album reviews and other information about their favorite artists. Hunt also features links to the Company's artist websites, including the David Bowie and Rolling Stones websites. Rocktropolis Radio features four separate streaming audio stations covering Rock, Dance, Punk and Ambient. Rocktropolis Radio has featured such artists as David Bowie, Sting, Beck, Sex Pistols, Porno for Pyros, Bush, The Tragically Hip, Chemical Brothers, Motley Crue, Los Lobos and Sheryl Crow. In October 1996, Rocktropolis was the recipient of a Yahoo Internet Life Five-Star Award.



     Rocktropolis is the home of the award-winning allstar on-line music magazine, which provides daily music news and gossip. allstar features album and live reviews, as well as in-depth interviews with some of rock music's most important musicians. In July 1997, at the 3rd Annual Music Journalism Awards, allstar was the winner of a Music Journalism Award for its up-to-the-minute news coverage.


     In September 1997, the Company expects to launch a revised version of the Rocktropolis website which will include time-based programming with regularly scheduled events, additional content and enhanced multimedia features.

  www.jazzcentralstation.com

     Jazz Central Station is an in-depth jazz, multimedia music entertainment and information resource for the global jazz community. Jazz Central Station provides a dynamic graphical user interface through which visitors are able to explore the contemporary and historical world of jazz through text, graphic and multimedia elements, organized in a virtual train station theme. Featured areas include: Featured Artists (comprehensive overviews of artists' careers); The Listening Car (providing Recommended Listening, CD Reviews, New Artist Profiles, Film and Video Reviews and a complete listing of jazz box sets); Record Company Cargo Area (providing information on jazz record labels and their artist releases); Musician's Express (featuring master classes by acclaimed jazz artists, as well as the official website for the International Association of Jazz Educators); artist websites (including featured areas for Chick Corea, Joshua Redman and Gerry Mulligan and a planned website for Miles Davis in 1998); Jazz Destinations (highlighting jazz events and venues worldwide); Jazz Cafe (featuring regularly scheduled chats as well as the very popular Bulletin Boards); and The Newsstand (including JazzTimes Magazine, Jazz Educators Journal, The History of Jazz, BRAVO Cable Jazz listings, Hennessey Jazz Notes and Jazz Central Station's own daily Jazz Track). Other features include artist interviews, cover art, videos, photos, liner notes, reviews, biographies, concert calendars and educational listings.


     Jazz Central Station is the official website for JazzTimes Magazine, the International Association of Jazz Educators, The Monterey Jazz Festival, George Wein's Festival Productions (producer of the JVC Jazz Festival), Playboy Jazz Festival, North Sea Jazz Festival and a 24-hour a day, seven-day a week on-line simulcast of WBGO 88.3 FM, a leading straight-ahead jazz radio station. In 1996, Jazz Central Station inaugurated the first annual JCS Global Jazz Poll, in which its on-line users voted for their favorite artists. The winners were chosen and selected winning tracks were compiled for one of the Company's initial releases under the N2K Encoded Music label in the first quarter of 1997.

     Jazz Central Station has an acclaimed Board of Advisors, including Chick Corea, Quincy Jones, Ramsey Lewis, Bruce Lundvall, Dan Morgenstern and George Wein. The Board of Advisors is composed of industry leaders, each of whom the Company believes possesses distinct knowledge of various aspects of the jazz community.


     Jazz Central Station has received numerous awards for its design and content, including the 1996 America On-line Music Award for the Best Jazz Cybersite and recognition by Excite as the Best Entertainment Site of 1996 and The Best (4-Star Rating) from Yahoo Internet Life in August 1997.


  www.classicalinsites.com

     Classical Insites is an in-depth, multimedia music entertainment and information resource for the global classical music community. Classical Insites offers a comprehensive guide to the world of classical music, enabling users to explore the history and personalities of classical music, listen to performances and discussions by legendary artists, seek out worldwide classical music events and purchase music and related merchandise on-line. In addition to text, features are enhanced by graphic and multimedia elements. Classical Insites' primary areas include: The Hall of Fame, a gallery of great classical composers and performers (including recent inductees Luciano Pavarotti, Leontyne Price, Yo-Yo Ma, and Pierre Boulez); and The Performance Center, including a concert hall (featuring broadcasts, performances and other events), a spotlight area (introducing the work of important lesser-known composers and performers), an information booth (providing links to performing organizations around the world) and a screening room (featuring exciting new films and great film scores). Other highlights of Classical Insites include the official website of Leonard Bernstein (www.leonardbernstein.com).

     Classical Insites also hosts the official website of WQXR (96.3 FM), one of the country's leading classical music radio stations, offering music listings, program information and a live audio stream to allow users worldwide to hear WQXR's classical programming. Classical Insites' users can enjoy on-line editions of Fanfare Magazine (a leading classical music publication) and CI Classical Review (an in-house publication of CD reviews and feature articles). Among its plans for 1997, Classical Insites intends to launch the official website of Cecilia Bartoli, one of the world's renowned mezzo-sopranos, and to induct Maria Callas, Mstislav Rostropovich, Serge Koussevitsky and Sir Georg Solti into the Classical Insites Hall of Fame. Classical Insites will also announce the winners of its first Global Classical Music Poll, in which users voted for their favorite artists. The Lifetime Achievement category of this award is being voted on by Classical Insite's distinguished Board of Advisors, which includes Betty Allen, Marilyn Bergman, Nina Bernstein, John Corigliano, Peter Gelb, Charles Hamlen, Omus Hirschbein, Bobby McFerrin, Arnold Steinhardt, Michael

Tilson Thomas and Charles Webb. The Board of Advisors is composed of artists and industry leaders that as a whole represent the various aspects of the diverse classical music community.

     Classical Insites has received numerous awards since its launch, including a Best of The Web (4-Star Rating) from NetGuide Live and The Best (4-Star Rating) from Yahoo Internet Life during 1997.

     Artist Websites. The Company's artist websites include interviews, discographies, sound and video samples, artists' best recordings, artists' recommended listening and touring and biographical information. These artist websites each have a separate URL.

  www.davidbowie.com

     This official David Bowie website contains many features on the artist, including an exploration of his latest album releases, Outside and Earthling. The website also takes visitors inside the murder-mystery world explored in Bowie's short story, "The Diaries of Nathan Adler." The website features sound samples, band biographies, concert clips and information, interviews, cover art, the full text of "The Diaries of Nathan Adler" and information on Bowie's latest releases and tours (including coverage of his 50th Birthday Concert at Madison Square Garden). David Bowie's Telling Lies was one of the first singles to be released exclusively on the Internet. The single has been digitally downloaded over 300,000 times by website visitors. In addition, the website contains a special section featuring the artist's selected websites and samples of his digital art. Bowie fans can communicate with each other and with the artist via the website's Message Board.

  www.stonesworld.com

     Stones World is a Rolling Stones website that features an extensive overview of the band. The website features a comprehensive catalog of the Rolling Stones' music, comprised of five separate sections: Discography, Down on the Corner, Mile Stones and Index and a welcome message from Mick Jagger and Keith Richards. This website incorporates sound samples, live concert clips, band and concert information, interviews, archival photos, full lyrics and an interactive poker game. Stones fans can communicate with each other via the website's Message Board.

  www.leonardbernstein.com

     The Leonard Bernstein website is the official website celebrating Leonard Bernstein's life and legacy, developed in conjunction with the Bernstein family and estate. Drawing primarily on the vast archive of Bernstein materials left to the Library of Congress, this website presents a multifaceted portrait of Leonard Bernstein through an extensive collection of rare documents, photographs, interview excerpts, audio samples and video material. Visitors to the Leonard Bernstein website enter a virtual rendition of Bernstein's actual studio and can explore "themes" that offer unique insight into this great American musician's creative mind. The website offers users the opportunity to read from a selection of Leonard Bernstein's private letters and peruse his manuscript scores, working notes, rare photographs, programs and more. Among some of the website's recent offerings were exhibits featuring West Side Story (including documentation of its long and complicated genesis), The Young People's Concerts with the New York Philharmonic (including letters from devoted fans of all ages whose lives were changed by these ground-breaking educational programs) and Bernstein's 1943 debut with the New York Philharmonic. Many of the elements featured on the website have never before been available to the public. Special Leonard Bernstein recordings and related merchandise are available exclusively through Music Boulevard.


     International Websites. The Company intends to capitalize on the global nature of the Internet to build an international user base by creating local language versions of, and localized content for, the Company's websites. Currently, approximately one-third of the Company's on-line revenues are generated from sales of CDs, cassettes and related merchandise outside the U.S. The Company has established a wholly-owned subsidiary in Japan, the world's largest market for recorded music sales, and has launched Japanese versions of Music Boulevard (www.musicblvd.com/jp) and Jazz Central Station (jp.jazzcentralstation.com).

The Company also offers registration and ordering instructions on Music Boulevard in English, Japanese, German, French and Spanish.


N2K ENCODED MUSIC


     In January 1997, the Company launched its own record label, N2K Encoded Music, to create, produce, license, acquire and market high-quality recorded music, which is distributed through the Company's websites as well as through record stores and other traditional retail and distribution channels. N2K Encoded Music intends to produce recordings across several music genres, including rock, pop, jazz, classical and blues. In building and expanding the N2K Encoded Music record label, the Company will license master recordings from other record labels, acquire master recordings and publishing catalogs and sign artists to the record label. Through its websites, the Company intends to feature and promote individual artists who are signed to the N2K Encoded Music label. The Company anticipates that in the short-term the majority of N2K Encoded Music's new recordings will be sold in traditional record stores. The Company expects that many of its releases will be in the Enhanced CD format, which utilizes advanced recording techniques while incorporating multimedia information, including QuickTime video clips, interviews, text and an integrated link to the Company's on-line websites. The Company believes that the E-CD format will create more visibility for N2K Encoded Music's recording artists as well as increased traffic to the Company's websites. The Company prices its E-CDs on a comparable basis with other music CDs.


     Phil Ramone, a noted independent record producer, is the President of N2K Encoded Music. In such capacity, Mr. Ramone is responsible for managing, conducting and developing the business of N2K Encoded Music, including signing recording artists to perform for the N2K Encoded Music label and serving as Producer or Executive Producer for one or more of its albums. Mr. Ramone has produced albums for a variety of well-known recording artists, including Billy Joel, Paul Simon, Chicago, Barbra Streisand, Paul McCartney, Elton John and Frank Sinatra, among many others. He has also produced soundtracks or albums for the following films: A Star is Born, Flashdance, Ghostbusters, On Her Majesty's Secret Service, Midnight Cowboy, Reds, Shampoo, Stand By Me, White Nights and Yentl, as well as sixteen Broadway plays including Chicago, A Funny Thing Happened on the Way to the Forum, Hair, Passion, The Wiz, Starlight Express and Promises, Promises. In addition to numerous platinum and gold albums and singles, Mr. Ramone has received eight Grammy Awards and many other music awards. See "Management -- Employment Agreements."


     N2K Encoded Music's 12 initial releases feature three compilation recordings of outstanding jazz musicians, one classical recording from a new pianist, five jazz recordings and the label's initial two rock/pop recordings. As part of the Company's strategy to establish the N2K brand name, many of N2K Encoded Music's releases are currently planned to include comprehensive media campaigns tied to promotional events and may be promoted on-line, in magazines and on radio, with corresponding related merchandise offerings. Recent releases include Dave Grusin's West Side Story, featuring Gloria Estefan and Jon Secada, and T.S. Monk's Monk on Monk, which was named the Gavin Jazz chart-topper for the week ending September 19, 1997.



     On October 16, 1996, the Company and Sony's RED Distribution entered into a letter agreement providing that Sony's RED Distribution will be the exclusive distribution agent in the United States for the N2K Encoded Music label. The agreement has a three-year term which expires on October 15, 1999 and provides for payment to Sony's RED Distribution of a distribution fee equal to a graduated percentage of net sales. The agreement also provides that the Company will deliver at least 12 previously unreleased, newly compiled or recorded studio albums during each year of the term of the agreement.


     N2K Encoded Music promotes its image as a multimedia, Internet-oriented label. The Company uses its websites to promote the N2K Encoded Music label and intends to create a website or featured artist area within an existing N2K website for each of its recording artists. N2K Encoded Music makes use of E-CDs, which include multimedia content describing the featured artists and their recordings. Each E-CD will contain a linking mechanism to one or more of N2K's websites, allowing for on-line connections that can enhance a user's experience of the label's recordings.

     For each artist recording, N2K Encoded Music creates a tailored marketing plan. In conjunction with an artist's release, N2K Encoded Music employs traditional marketing efforts, including the coordination of radio advertisements, distribution of CDs to radio syndicates to encourage air-time play, distribution of point-of-purchase displays to retail locations and organization of live performances and appearances for the artist. The Company also uses its websites to promote artists' releases. Users are directed to an artist's website or featured area for editorial content, sound and video samples, digital downloading of singles and samples and artist cybercasts. The Company also creates banner ads on its websites announcing an artist's release and intends to utilize its strategic partners (including MTV and VH1) for comarketing. The Company believes that these promotional tactics differentiate N2K Encoded Music from other labels.



STRATEGIC ALLIANCES



     The Company recently formed a strategic alliance with AOL pursuant to an interactive marketing agreement, which provides, among other things, for N2K to be featured as the exclusive on-line music retailer within AOL's MusicSpace channel, receive an anchor tenant position on AOL's Shopping channel, participate in a variety of banner advertising opportunities and be assigned specific keywords within the AOL service. Similarly, the Company has entered into the Excite Contract, which provides for N2K to be the exclusive retail music store sponsor of the www.excite.com website, to provide certain music-related content to the www.excite.com website, to create a co-branded area of Music Boulevard and to participate in joint promotions to customers of this co-branded area. In addition, the Company has established the MTV/VH1 Alliance, an exclusive strategic alliance under which MTV Networks provides Music Boulevard with content and presents Music Boulevard as the exclusive partner for retail sales of CDs, cassettes and related merchandise for each of the MTV (www.mtv.com) and VH1 (www.vh1.com) websites, both on-air and on-line. N2K has established strategic agreements as most prominently featured music content provider and on-line music retailer for WebTV, as most prominently featured music content provider and exclusive music retailing anchor tenant for @Home, as exclusive on-line product fulfillment source for the Virgin Records website and, subject to a memorandum of understanding, to become the advertising music sponsor and preferred on-line music retailer for the Music Zone channel on the PointCast College Network.



     Some of the key aspects of the Company's strategic alliances include the following:



     - Pursuant to the AOL Contract, N2K and AOL have agreed to cooperate in the sale of advertising on designated websites. The AOL Contract has an initial term of three years, expiring on August 31, 2000, and is renewable at the option of AOL for additional one-year terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     - The Excite Contract provides for the Company to pay Excite an initiation fee, an annual exclusivity fee, as well as an annual sponsorship fee for on-going programming, links, placements, advertisements and promotions. Under the terms of the Excite Contract, the Company will also pay Excite a specified share of gross margins realized by the Company on transactions, advertising, sponsorship, promotions and other revenues generated during the term of the agreement on Music Boulevard as a result of users referred from the www.excite.com website. The Excite Contract has an initial term which expires on the second anniversary of the commencement date, which is anticipated to be on or about October 15, 1997. Pursuant to the terms of the agreement, Excite is obligated to offer the Company the right of first refusal to negotiate with Excite for renewal of the Excite Contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     - Under the terms of the MTV/VH1 Alliance, the Company and MTV Networks will share revenues from MTV/VH1 advertising on certain Music Boulevard pages and will share in net profits on any sales to customers coming from links to the MTV/VH1 section of Music Boulevard. The Company is committed to purchase a fixed sum of advertising on-line in the first year of the contract, and the parties will negotiate in good faith for an advertising commitment in successive years. The MTV/VH1 Alliance has a two-year term ending in March 1999.



     - The Company's agreement with WebTV involves the sharing of revenue generated as a result of traffic on the Company's pages within the WebTV Network, including net revenues and royalties from advertising, premium services (including, but not limited to, periodic pay-per-view or pay-per-play programs) and transactions (including, but not limited to, revenues from merchandising prod-ucts/services, other promotions and follow-on transactions). The WebTV agreement expires in September 1998.



     - The agreement between the Company and @Home requires the Company to share net revenues with @Home from the sale of both music products and non-music products such as clothing, videotapes and computer accessories. Any net fees or net advertising revenues generated from any of the five exclusive events to be created annually by the Company for @Home customers only will be shared. The agreement with @Home is for an initial term of one year, expiring June 6, 1998, and provides for an automatic renewal for an additional one-year term.



     - The Company's agreement with Virgin Records involves the payment by the Company to Virgin Records of a royalty on sales of all products sold by the Company to customers who have linked from the Virgin Records website prior to making a purchase. The agreement with Virgin Records has an initial term of one year, expiring on October 27, 1997, and is automatically renewable for an indefinite period thereafter.



     - Under the terms of the Company's memorandum of understanding with PointCast, the Company would pay an annual sponsorship fee to PointCast and would also pay PointCast a royalty on the sales of all products sold by the Company to designated PointCast users.



     - Under the terms of the Company's website development agreement with WBGO, the Company will receive an administration fee based on a percent of gross advertising revenues, and will share net advertising revenues with WBGO. The Company is required to incur certain non-material development and maintenance expenses for the related website during the contract term. The agreement expires in September 1999, with automatic one-year renewals.



     - Pursuant to the Company's website development agreement with Interstate Broadcasting Company, Inc., the licensee of WQXR, the Company is required to pay for all design and production costs related to the development and maintenance of the WQXR website. The WQXR agreement provides for an initial contract term which extends one year from the website's launch date of November 14, 1996, with one automatic one-year renewal.


SALES AND MARKETING


     The Company's overall sales and marketing strategy is designed to effectively merchandise music and related products sold through Music Boulevard by building brand awareness, attracting repeat users and driving traffic to N2K's websites. The Company utilizes a combination of external advertising and promotion, internal promotion and product merchandising and on-line partnering programs, including the RAM program, to accomplish these objectives. The Company currently employs approximately 46 people in its sales and marketing department.



  Website Promotion


     The Company utilizes strategic alliances to increase brand awareness and drive traffic to Music Boulevard. In addition, the RAM program enables independent websites to offer their users the ability to purchase CDs, cassettes and music-related merchandise through a link to Music Boulevard, earning a commission on items sold through their website.

     The Company also employs a combination of on-line and off-line advertising and promotion campaigns to stimulate traffic to its websites. The Company purchases advertisements on high-traffic websites such as Netscape and MSN, on search engines and directories such as Infoseek, Lycos, Excite and Yahoo!, and on selected destination websites such as CNET, PointCast and E!Online, which have targeted demographics similar to those of N2K's users. Generally, these advertisements are in the form of interactive banners. The Company leases appropriate "keywords" on search engines. The Company establishes hyperlinks between N2K websites and artist and fan club websites, posts in music-related newsgroups and secures reviews and event notices in appropriate directory websites. The Company also promotes its websites through traditional off-line media, including radio, print and television. The Company has a proactive public relations program and participates in trade shows, conferences and speaking engagements.

     The Company also promotes its Music Boulevard website through hyperlinks from record label websites and through its relationship with SoundScan. The Company believes that hyperlinks between Music Boulevard and record label websites are attractive to record companies who do not sell to consumers directly on their own websites because of conflicts with retailers. In its relationship with SoundScan, the Company reports its weekly recorded music transactions taking place on its Music Boulevard website. SoundScan uses this information, along with data from the vast majority of music retail locations nationwide, to tally U.S. music sales. This data is the exclusive criteria for compiling the Billboard charts, and qualifies the N2K network of websites as a potential advertising medium for record labels.

  Merchandising and Customer Programs

     A key part of the Company's merchandising and customer acquisition and retention strategies is its ability to link its music genre, artist and title-specific content, such as record reviews, artist profiles and special promotions, to the music ordering section of Music Boulevard and stimulate and facilitate consumer purchases of CDs, cassettes and related merchandise.

     Pricing. The Company adjusts pricing strategies and tactics as necessary to maintain competitiveness. The Company's strategy is to price aggressively all recent releases and popular titles. The Company seeks to encourage the purchase of multiple titles by capping shipping costs and guaranteeing two-day delivery within the U.S. for purchases of five titles or more.


     In-Store Merchandising. The Company utilizes numerous merchandising features to encourage and enhance a consumer's buying experience. The Company believes that the user's ability to listen to audio samples from a selection of approximately 340,000 songs is a significant incentive to purchase. Prior to making a purchase on Music Boulevard, a consumer can also access a variety of information about an artist, music group, album or music genre.


     The Company regularly creates artist and sales programs on its music websites to maximize visibility and sellthrough. The Company contracts with Billboard to display the top selling music charts on the Music Boulevard website, which, the Company believes, provides the consumer with an effective resource for locating samples and sale pricing. The Company has recently enabled its customers to purchase upcoming popular album releases not yet appearing in conventional retail stores. These titles are delivered to Music Boulevard customers on their respective titles' release dates. The Company promotes these sales events via ad banners both on N2K websites and others' websites.

     Exclusive Product Distribution. Through its relationships with music artists and their business representatives, N2K has made arrangements with several well known artists to sell selected recordings exclusively through the Music Boulevard distribution channel. In addition to generating a higher profit margin, these exclusive releases are not available through any other music retailers, giving Music Boulevard a significant competitive advantage. The Company currently has exclusive artist distribution relationships with The Tragically Hip and Mayfield, featuring Curt Smith.

     Push Marketing. The Company has created virtual listening posts, which consist of CD covers prominently displayed with audio samples in multiple formats, competitive sale pricing and "Order Now" buttons on the high-traffic front door to Music Boulevard and in the individual music genre department storefronts. The Company believes that record labels find the virtual listening posts attractive for promoting new CD releases.

     Customer Acquisition and Conversion. The Company collects user information through a variety of programs which require registration on both Music Boulevard and the genre websites and enable the Company to collect demographic data which can be used to market directly to the Company's customer base. Such programs include sweepstakes, contests, coupon giveaways, free shipping and other sales promotions to generate new business.

     Customer Retention. The Company has implemented a Frequent Buyers Club membership program, allowing members to receive a free CD after a certain number of purchases. The Company believes that a major benefit of this club is the ability to collect user demographics and attempt to capture all or a greater portion of a member's on-line music purchases. The Company uses an existing technology, known as "cookies", to keep track of basic user actions and sessions on the Music Boulevard website. The Music Boulevard cookie is able to restore a customer's shopping basket and on-line session, even if the customer leaves the website and returns later. The Company believes the use of this technology facilitates and encourages customers to spontaneously visit N2K's websites.

     One-To-One Marketing. The Company believes that database marketing enhances its ability to know its customers' music and lifestyle preferences which provides its customers with a more personal and enhanced experience. After collecting consumer data, the Company uses e-mail to send customers compelling messages of discount coupons, new releases and special sales, among other things, depending on the customer's previous purchasing and browsing behavior.

ADVERTISING SALES AND SPONSORSHIPS

     The Company has positioned its websites as an interconnected on-line music network, offering advertisers and marketers the ability to reach highly targeted communities of music fans worldwide. Advertisers on the Company's websites have included MCA Records, Microsoft Corp. and Sony Online Ventures, among others. Advertisers are offered a variety of advertising options which can be combined in different percentages to reach the desired advertising mix. The Company has implemented NetGravity's software package for advertising space management, tracking of page impressions and reporting to advertisers. The Company also tracks website traffic and activity through NetCount, a third-party website traffic management firm. In order to foster advertiser confidence in reported audience measurements, the Company has recently retained a third-party auditor, BPA International, to provide independent verification of the traffic on its websites.

     The Company utilizes various advertising models to allow for a high degree of flexibility in responding to individual advertisers' needs. The Company has implemented a graduated cost per thousand ("CPM") rate structure, charging a higher CPM for its more highly targeted audiences. The Company intends to reserve a portion of its available advertising inventory in order to promote the sale of merchandise and to feature content and events on its websites.

     The forms of advertising currently offered on the Company's websites include banners, virtual endcaps, featured content presentations and integrated page icons. Advertisements are displayed on home pages, store departments, search results, artist discographies and on sale and new release listings, among other high traffic Music Boulevard locations. These advertising spaces can be dynamically served through the use of NetGravity software to rotate, change or target existing messages or increase the number of advertisements delivered in a given space.

     The Company also offers advertisers and marketers alternative forms of website advertising. The Company's advertising model includes sponsorship packages to encourage users to associate specific content with an identified sponsor. Sponsorship fees are fixed according to time-based arrangements.


     The Company utilizes a combination of internal direct sales personnel and external agencies to solicit and service advertisers on the Company's websites. In order to maximize revenue from its available banner inventory, the Company has also allocated a percentage of banner inventory in Music Boulevard to the SOFTBANK Network, which conducts advertising sales for a group of Internet websites.


ORDERING, FULFILLMENT AND CUSTOMER SERVICE

     The Company has designed its ordering system to be easy-to-use and simple to understand. In order to maintain high customer satisfaction and price competitiveness, the Company places an emphasis on reliable product fulfillment. At any time during a visit to Music Boulevard, a customer can click on the "order now" button to place an item in his or her personal shopping basket. The customer can continue to shop the website, adding chosen items. When the customer is ready to submit an order, he or she simply returns to the order page, chooses a shipping method (U.S. Mail, 2-Day Federal Express or Federal Express Overnight to customers from the U.S. and air mail and DHL Express to non-U.S. customers) and a payment method. If not previously registered with Music Boulevard, a customer is prompted to register at the time of purchase and to enter his or her name, address and password. The customer then has the option of securely submitting credit card information on-line or calling or faxing the information to the Music Boulevard Customer Service Department. Music Boulevard also provides the option of payment by check or money order. By assigning a password to every buyer, the Music Boulevard ordering process facilitates repeat purchases by eliminating the need to re-submit credit card and shipping information for subsequent orders. The Company keeps customers informed regarding the status of their orders by sending e-mail messages, including notification of the receipt and shipment of each order and whether an item is back-ordered.


     The Company primarily uses Valley, a third-party fulfillment operation, to ship CDs and cassettes. All inventory is owned and stored by Valley. Twice daily, the Company batches customer orders and electronically transmits them to Valley. The Company uses a secure network through which it transmits data to Valley, thereby helping to ensure customer security as well as data integrity. Valley picks, packs and ships customer orders in Music Boulevard boxes, and charges the Company negotiated rates for merchandise, shipping and handling. Customer billing is performed by the Company, which utilizes a third-party credit card processor, First USA, Inc. If a customer's selection is not in stock, Music Boulevard sends an e-mail to notify the customer of the backlogged items, which are then delivered at a nominal additional charge. To date, the Company has experienced a return rate of approximately 1% of all CDs and cassettes sold.


     The Company believes that high levels of customer service and support are critical to the value of its services and to retaining and expanding its user base. Music Boulevard Customer Service representatives are available from 10:00 AM to 10:00 PM EST on weekdays, and 10:00 AM to 6:00 PM EST on weekends for customer service via e-mail, fax and a toll free telephone number, 1-800-99MUSIC. Customer service is assisted by automated e-mail notifications which greatly assist in keeping customers up-to-date on the status of their orders. Company representatives handle general questions about the service as well as register customers' credit card information over the phone. The Company believes that these representatives are a valuable source of feedback regarding user satisfaction, which the Company uses to improve its services. Customers of the Company are not charged for service and support.

TECHNOLOGY

     Over the past twelve years, the Company has developed sophisticated information services delivery and user tracking systems by integrating third-party systems, when available, and by developing proprietary tools. The Company's integrated systems and tools provide functionality in seven primary areas: (i) multimedia asset management, (ii) website development, (iii) audio encoding and on-line delivery, (iv) fault tolerance, (v) security, (vi) scalability and (vii) advanced technologies. At the same time, the systems and tools provide scalability to maintain performance as the number of users of the system and the amount of data processed increases and to add new functionality as new needs and technologies emerge.

     Multimedia Asset Management. Central to the Company's system is a database management system necessary to index, retrieve and manipulate the Company's continuously growing multimedia content. The database management system allows for rapid searching, sorting, viewing and distribution of, among other things, audio samples, video clips, cover art and photos. The Company has chosen Oracle
7.3 as its database management system. Based on the quality and creativity of the Company's interfaces, Oracle Corporation selected the Company as one of its featured developers for Oracle Open World, its infomercial and international product roadshow which was introduced in 1996.

     Website Development. The catalog of CDs and cassettes, stored in an Oracle database, forms the core of the music entertainment content collection and contains links to related content (e.g., audio samples, images, editorial content and charts). Each individual page of the Company's Music Boulevard website is built dynamically from these elements using a proprietary web page template technology. This template technology results in the separation of the page look and feel from the individual data elements, which eliminates software updates for page layout changes and greatly reduces the programming required to maintain a growing amount of content. Templates also enable websites with different formats to seamlessly integrate Music Boulevard store elements such as "search" and "discography" pages. The Company has developed software specifically to enable its editorial and creative staff to develop content tightly linked into this environment. As a result, the Company can efficiently import editorial content from third-party sources such as magazines. For high-volume, non-secure Web transactions the Company uses the Apache web server, a modular, high-performance server.

     Audio Encoding and Delivery. The Company uses a variety of audio compression technologies for its audio samples and downloads, tailoring them to specific applications. In light of current user patterns, the Company uses the popular Progressive Networks' RealAudio format for delivering realtime streaming 30-second audio previews and feature-length web broadcasts. The Liquid Audio streaming format, which employs high quality DOLBY Digital compression, is also used for realtime preview samples, and primarily for those tracks which are available for digital distribution. Thirty-second downloadable preview samples are also available in the industry standard MPEG format.


     Each of the Company's audio formats has certain minimum system requirements for hardware and software in order for a user to listen to the audio samples on Music Boulevard. A user must have a multimedia-equipped personal computer and must download software in each format. For example, the minimum system PC requirements for a user desiring to play an audio sample in the MPEG audio format are an MPEG Audio Player and a 386/40mhz CPU on a Windows 3.1 operating system with eight megabytes of random access memory.


     The Company is also actively pursuing new and emerging audio compression technologies for the digital distribution of music. Full-length downloadable master recordings, available via the Company's e _ mod system, are available as DOLBY Digital downloads suitable for transfer to standard audio CDs. e _ mod is the Company's delivery system developed using Music Boulevard's secure transaction engine and music database in tandem with Liquid Audio's encoding and digital distribution systems. The e _ mod system makes it possible to deliver high quality audio on-line to consumers.

     Fault Tolerance. The Company has operated a 24-hour a day, seven-day a week computing facility in the on-line information industry for over ten years. Drawing on this experience, the Company's website architecture uses redundant servers and RAID (redundant array of independent drives) storage systems so that downtime due to system outages or maintenance needs is minimized. The Company is deploying an architecture in which all components of the on-line systems are redundant, allowing continuous operation even in the event of occasional component failures. The Company runs its Oracle database on the Sun Enterprise 3000 server because of its fault tolerant characteristics including redundant, hotswappable components.

     Security. The Company employs a combination of proprietary and commercially available firewalls to keep its Internet connections secure. The Company uses the Apache SSL Server for secure electronic transactions over the Internet. It uses proprietary EDI (electronic data interchange) interfaces and private networks to ensure the security of customer credit card transactions and other order information shared with the Company's fulfillment partner and third party billing company. The Company plans to implement standardized electronic transaction mechanisms (such as Secure Electronic Transaction technology, the standard being developed by major credit card companies) as they become commercially available.

     Scalability. The structure of the Company's hardware and software is built upon a distributed transaction processing model which allows software to be distributed among multiple parallel servers. This architecture allows the Company to scale by either adding new servers or increasing the capacity of existing servers. The current system is designed to easily scale from 2,000 simultaneous users currently to at least 10,000 users, while maintaining both user performance and cost per transaction. In the rapidly changing Internet environment, the ability to update the application system to stay current with new technologies is important. The system's template technology and modular database design allow the addition or replacement of server-based applications such as multimedia formats and delivery systems, additional EDI-based fulfillment partners and search and retrieval engines. This architecture also enables low-cost, rapid deployment of additional websites that integrate with the shopping and genre websites.


     Advanced Technologies. The Company continually evaluates emerging technologies, new developments in web technologies and CD/DVD (digital video disk) multimedia authoring. Technologies with which the

Company is currently working include Sun's Java language, electronic payment and transaction systems in the service of an international multiple fulfillment distribution system, Real Time Streaming Protocol (RTSP) for the orderly delivery of multimedia content over the Internet and a collaborative filtering engine to provide automated intelligent recommendation services.


COMPETITION

     The market for Internet content providers is highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. Currently, there are more than one hundred music retailing websites on the Internet. With respect to competing for consumers' attention, in addition to intense competition from Internet content providers, the Company also faces competition from traditional media such as radio, television and print. N2K Encoded Music competes with the major, and other independent, record labels. With respect to recorded music sales, the Company competes with numerous Internet retailers, including traditional music retail chains, record labels and independents with websites on the Internet. In addition, the Company competes with traditional retail stores, including chains and megastores, mass merchandisers, consumer electronics stores and music clubs.


     The Company believes that the primary competitive factors in providing music entertainment products and services via the Internet are name recognition, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience. The Company's success in this market will depend heavily upon its ability to provide high quality, entertaining content, along with cutting-edge technology and value-added Internet services. Other factors that will affect the Company's success include the Company's continued ability to attract experienced marketing, sales and management talent. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. The Company believes that its high-quality music-related content, offered free of charge, is an important differentiator from other music-related and music-merchandising websites.


     Many of the Company's current and potential competitors in the Internet and music entertainment businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors.


DISCONTINUED OPERATIONS



     The Company began offering on-line information services in 1984. The Company's principal service in this area was EasyNet, a premium-priced reference service licensed to on-line content distributors, primarily CompuServe (under the brand name IQUEST) and NIFTY (under the brand name INFOCUE). This service offered business credit data, research reports, company fact sheets and newsletters, as well as general reference information such as newspapers and magazines, from more than 1,000 sources. Historically, the Company generated information services revenues through transactional charges to its distributors for their customers' use of the services.


     The on-line information services business has become more competitive and price sensitive as general reference content, such as newspapers and magazines, has become available over the Internet at minimal or no cost to the user. Recognizing this trend, in 1994, the Company expanded its business strategy to include music entertainment and began to develop Music Boulevard, which was launched in 1995, in order to diversify its business and customer base. The Company also merged New York N2K, active in Internet design, into the Company in February 1996 in order to further strengthen its efforts in the music entertainment business.


     Although the Company's on-line information services business accounted for approximately 99.1% of its revenues in 1995, and 82.6% of its revenue in 1996, the Company experienced a decline in information services revenues in seven of the last eight fiscal quarters. Recognizing the changing competitive environment, in April 1997, the Board of Directors approved a formal plan of disposal for its on-line information services business and in August 1997, the Company sold substantially all of the net assets of this business. In connection with the sale, the Company entered into a services agreement under which it will provide certain services and support personnel to the purchaser through September 1999 for a fixed monthly fee.



     The on-line information services business has been accounted for as a discontinued operation. Accordingly, the operating results and assets and liabilities of this business have been reflected separately from continuing operations. The sale of the on-line information services business in August 1997 resulted in a gain which the Company presently estimates will be approximately $1.5 million, and which will be recorded in the period ended September 30, 1997. See Note 3 of Notes to Consolidated Financial Statements.



EMPLOYEES



     As of September 15, 1997, the Company had 173 full-time employees, including 102 in operations and development, 46 in sales and marketing and 25 in general and administrative. As of September 15, 1997, the Company also had 19 part-time employees, primarily focused on customer service and five consultants, primarily focused on the Company's music entertainment business. The Company's future success depends, in significant part, upon the continued service of its key technical, editorial, sales, product development and senior management personnel and on its ability to attract and retain highly qualified employees. There is no assurance that the Company will continue to attract and retain high-caliber employees, as competition for such personnel is intense. The Company's employees are not represented by any collective bargaining organization. The Company has never experienced a work stoppage and considers relations with its employees to be good.


TRADEMARKS AND PATENTS


     Music Boulevard(R) (and its related logo) is a registered service mark of the Company. The Company has also applied for trademark and/or service mark registrations for Jazz Central Station(TM) (and its related logo), Music Blvd.(TM) , N2K Encoded(TM) and Rocktropolis(TM). In addition, the Company is using allstar(TM), Classical Insites(TM), e_mod(TM), N2K(TM), Need To Know(TM) and RAM(TM) as trademarks and/or service marks.


FACILITIES

     The Company's corporate headquarters are located in the New York Information Technology Center in New York, New York. The Company leases its facilities and certain other equipment under operating and capital lease agreements. The Company leases approximately 40,000 square feet of office space at these facilities. The term of the lease expires on May 31, 2001. These facilities offer advanced technology amenities including state-of-the-art voice, video and data transmission and advanced telecom and data security. The Company leases an additional 21,400 square foot facility in Wayne, Pennsylvania which houses the Company's main computer operations. The term of the lease expires on August 31, 2001. There can be no assurance that a system failure at this location would not adversely affect the performance of the Company's services. The Company leases approximately 2,000 square feet of office space in Los Angeles, California. The Company believes that its existing facilities are adequate for its current requirements and that additional space can be obtained to meet its requirements for the foreseeable future.


LITIGATION


     The Company and 17 other entities have been named as defendants in a civil action captioned Interactive Gift Express v. CompuServe, Inc. et al., which is pending in the U.S. District Court, Southern District of New York, Docket 95 CV 6871 (BSJ). The plaintiff in this action alleges infringement of certain intellectual property rights, and seeks treble damages and costs in an unspecified amount, as well as other declaratory and injunctive relief. The Company believes that the claims against it are without merit and intends to vigorously defend against them. The Company believes that this lawsuit, even if adversely determined, will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and positions of the Company's executive officers and members of the Board of Directors as of the date of this Prospectus:


             NAME               AGE                 POSITION WITH COMPANY
------------------------------  ---    -----------------------------------------------
Lawrence L. Rosen(1)..........  57     Chairman of the Board of Directors and Chief
                                         Executive Officer
Jonathan V. Diamond...........  38     Vice Chairman and Director
Robert David Grusin...........  63     Vice Chairman and Director
James E. Coane................  57     President, Chief Operating Officer and Director
Philip Ramone.................  58     President, N2K Encoded Music
Bruce Johnson.................  47     Vice President, Secretary, Treasurer, Chief
                                       Financial Officer and Director
Jerold Rosen..................  29     Senior Vice President and General Manager --
                                         On-line Entertainment
Robert C. Harris, Jr.(1)(2)...  51     Director
Susanne Harrison(1)(2)........  52     Director


---------------

(1) A member of the Compensation Committee.

(2) A member of the Audit Committee.

     Prior to the Merger, certain of the individuals listed below served as executive officers and directors of New York N2K, while others served as executive officers and directors of Telebase.

     LAWRENCE L. ROSEN has served as Chairman of the Board of Directors since the Merger. Mr. Rosen has also served as Chief Executive Officer of the Company since the Merger. From June 1995 until the Merger, Mr. Rosen was Co-Chairman of New York N2K. Previously, Mr. Rosen and Mr. Grusin formed Grusin/Rosen Productions in 1976 to produce artists' recordings for major record labels. Between 1978 and 1982, Mr. Rosen served as producer, recording engineer and as President of Arista/GRP Records under a global label distribution agreement with Arista Records. In 1982, Mr. Rosen co-founded GRP as an independent label with Mr. Grusin, and it became one of the first record labels to digitally produce music titles from concept through finished recording in CD format, with Mr. Rosen as its Co-President. In 1990, GRP was acquired by MCA Inc. and Mr. Rosen served as President and Chief Executive Officer of GRP, which was operated as a division of the MCA Music Entertainment Group, until 1995. Mr. Rosen has served as a member of the Board of Governors of the New York Chapter of the National Association of Recording Arts and Sciences, is a member of the Grammy Screening Committee and serves on the Board of the National Foundation for the Advancement of the Arts. Mr. Rosen attended the Manhattan School of Music. In 1997, Mr. Rosen was named Entrepreneur of the Year by Ernst & Young LLP in the Entertainment and New Media category.

     JONATHAN V. DIAMOND has served as Vice Chairman and a director of the Company since the Merger. From June 1995 to the Merger, Mr. Diamond served as Co-Chairman of New York N2K. Mr. Diamond was an investor in and director of Telebase from September 1994 to the Merger. Mr. Diamond founded and was Chairman, from 1991 to 1995, of the J. Diamond Group, a holding company which acquired and launched six media and entertainment companies in the U.S. and the U.K., including Vermilion Films, which produced the feature film, Let Him Have It. From 1984 to 1990, Mr. Diamond served as a director and Executive Vice President of GRP, where he was responsible for its business and financial strategy. Prior to his association with GRP, Mr. Diamond founded Diamond Investments, his own investment firm, which acquired or launched companies in the media, entertainment and broadcasting areas. Mr. Diamond currently serves on the Board of

Directors of The Alliance for Downtown New York and The Lower Manhattan Cultural Council, and is a member of the Corporate Council of the Whitney Museum and co-founder of the Whitney Museum's New Media Committee. Mr. Diamond serves as the Chairman of Opus 118, an inner city music education program in Harlem. Mr. Diamond holds a B.A. in Economics and Music from the Honors College of the University of Michigan and a M.B.A. from Columbia University's Graduate School of Business.

     ROBERT DAVID GRUSIN has served as Vice Chairman and a director of the Company since the Merger. From June 1995 to the Merger, Mr. Grusin served as a director of New York N2K. In 1976, Mr. Grusin and Mr. Rosen formed Grusin/Rosen Productions to produce artist recordings for major record labels, which led to a production agreement with Arista in 1978. In 1982, Mr. Grusin and Mr. Rosen founded GRP as an independent record company with Mr. Grusin as Co-President. In 1990, GRP was acquired by MCA Inc. and Mr. Grusin served as Executive Vice President of GRP, which became a division of the MCA Music Entertainment Group, until 1995. Mr. Grusin, a composer, producer and musician, is the recipient of ten Grammy Awards and one Academy Award. Mr. Grusin serves on the College of Music Advisory Board at the University of Colorado, and has received honorary doctorates from both Berkelee College of Music and the University of Colorado.

     JAMES E. COANE has served as President, Chief Operating Officer and a director of the Company since the Merger. From April 1987 to the Merger, Mr. Coane served as President and Chief Executive Officer of the Company and as Chairman of the Board of Directors from 1993 until the Merger. Previously, from 1984 to 1987, Mr. Coane served as President and Chief Operating Officer of Morris Decision Systems, Inc., a marketer and supplier of microcomputers and related peripherals. Mr. Coane serves on the Board of Directors of the Information Industry Association, the Ben Franklin Technology Council and The Council of Growing Companies. Mr. Coane is a Phi Beta Kappa graduate of Duke University with an A.B. in Economics and Business Administration.

     PHILIP RAMONE has served as President, N2K Encoded Music, since October 1996. From 1973 to 1996, Mr. Ramone was President of Phil Ramone, Inc., a company he formed to produce artist recordings for major record labels. Mr. Ramone has received eight grammy awards and produced numerous platinum and gold albums and singles. Mr. Ramone attended the Julliard School of Music and has received an honorary doctorate from Berkelee College of Music.

     BRUCE JOHNSON has served as Secretary, Treasurer, Vice President and Chief Financial Officer of the Company since 1988. Mr. Johnson has served as a director since January 1997. Mr. Johnson has sixteen years of previous experience in public accounting and financial management with positions at Arthur Andersen & Co., Marriott Corp. and SEI Corp. Mr. Johnson holds a degree in Accounting from St. Joseph's University and a M.B.A. in Finance from Drexel University and is a Certified Public Accountant.

     JEROLD ROSEN has served as Senior Vice President and General Manager--On-line Entertainment since the Merger. From June 1995 to the Merger, Mr. Rosen served as President of New York N2K. From 1988 to 1992, Mr. Rosen served in various capacities at GRP, including serving as head of its music licensing department. Mr. Rosen holds a B.A. in Political Economics from Tulane University and a M.B.A. in Finance from Rutgers University. Jerold Rosen is the son of Lawrence L. Rosen.


     ROBERT C. HARRIS, JR. has served as a director of the Company since February 1996. Mr. Harris is a co-founder and currently serves as a Managing Director of Unterberg Harris. From 1984 to 1989, he was a General Partner, Managing Director and Director of Alex. Brown & Sons Incorporated. From 1979 to 1984, he was a Partner of Robertson Stephens & Company. Mr. Harris is a Director of Mobile Data Solutions Inc. and a number of private companies. Mr. Harris is a graduate of the University of California at Berkeley, where he received B.S. and M.B.A. degrees.


     SUSANNE HARRISON has served as a director of the Company since 1993. Ms. Harrison has been General Partner of the high technology venture capital funds, Poly Ventures, Limited Partnership and Poly Ventures II, Limited Partnership, since 1989 and 1991, respectively. Prior to joining Poly Ventures, Ms. Harrison was Vice President for Technology Investment Banking at Steinberg and Lyman Inc. from 1983 to 1987. From 1977 to 1982, she held various management positions at Symbol Technologies, Inc., a supplier of bar-code laser scanners and portable terminals. Ms. Harrison serves as a director of several privately held high technology portfolio companies, as well as a Director of the Long Island Venture Group. Ms. Harrison holds a B.A. from Hunter College, a M.A. from the State University of New York and a M.B.A. from Adelphi University.

     Lawrence L. Rosen, Jonathan V. Diamond, Robert David Grusin, James E. Coane, Robert C. Harris, Jr. and Susanne Harrison were elected to the Board of Directors pursuant to a stockholders agreement (the "Stockholders' Agreement") dated as of February 13, 1996, among Lawrence L. Rosen, Jonathan V. Diamond, Robert David Grusin, James E. Coane, Charles C. Wilson III, Poly Ventures II, Limited Partnership, AT&T Corporation, Gary Lauder and Unterberg Harris Interactive Media Limited Partnership, C.V., in which each party agreed to vote its shares of capital stock to elect six directors as specified therein. Simultaneously with the closing of this offering, the Stockholders' Agreement will terminate in accordance with its terms. See "Certain
Transactions -- Stockholders' Agreement."

     Each director holds office until the next annual meeting of stockholders or until a successor has been duly elected and qualifies, or until his or her earlier death, resignation or removal. The Company's executive officers are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors.

LIMITATIONS ON DIRECTORS' LIABILITY

     Liability Limitation. The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages to the fullest extent permitted by the Delaware GCL. Section 102(b)(7) of the Delaware GCL currently provides that a director's liability for breach of fiduciary duty to a corporation may be eliminated except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware GCL, for unlawful dividends or unlawful stock repurchases or redemptions, and (iv) for any transaction from which the director derives an improper personal benefit. The Delaware GCL does afford persons who serve on the board of directors of a Delaware corporation protection against awards of monetary damages for negligence in the performance of their duties as directors. The Delaware GCL does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. Any amendment to these provisions of the Delaware GCL will automatically be incorporated by reference into the Company's Certificate of Incorporation, without any vote on the part of its stockholders, unless otherwise required.

     Indemnification Agreements. Simultaneously with the completion of this offering, the Company and each of its directors will enter into indemnification agreements. The indemnification agreements will provide that the Company will indemnify the directors against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened, pending or completed legal action, proceeding or investigation (other than actions brought by or in the right of the Company) to which any of them was, is or is threatened to be made a party by reason of his or her status as a director, officer or agent of the Company or his or her serving at the request of the Company in any other capacity for or on behalf of the Company, provided that (i) such director acted in good faith and in a manner at least not opposed to the best interests of the Company, (ii) with respect to any criminal proceedings, such director had no reasonable cause to believe his or her conduct was unlawful, (iii) such director is not finally adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company, unless the court views in light of the circumstances that the director is nevertheless entitled to indemnification, and (iv) the indemnification does not relate to any liability arising under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules or regulations promulgated thereunder. With respect to any action brought by or in the right of the Company, directors may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against reasonable costs and expenses incurred by them in connection with such action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors has standing Audit and Compensation Committees. The Audit Committee consists of Mr. Harris and Ms. Harrison. Among other functions, the Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors, reviews the Company's financial statements and reviews and evaluates the Company's internal control functions. The Compensation Committee consists of Messrs. Harris and Rosen and Ms. Harrison. The Compensation Committee administers the Company's stock option and stock purchase plans, determines executive compensation and makes recommendations to the Board of Directors concerning salaries and incentive compensation for employees and consultants of the Company.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Harris, Ms. Harrison and Mr. Rosen served as members of the Company's Compensation Committee during fiscal year 1996. Other than Mr. Rosen, who served as the Company's Chairman and Chief Executive Officer during 1996, no committee member is or has been an officer or employee of the Company. Mr. Rosen serves only as a non-voting member of the Compensation Committee.

COMPENSATION OF DIRECTORS

     Non-employee directors currently receive a fee of $250 per meeting for their service on the Board of Directors or any committee thereof. Directors are eligible to receive options under the Company's 1996 Stock Option Plan.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of certain information regarding compensation paid or accrued by the Company during 1996 to each of the Company's and New York N2K's chief executive officer and each of the other executive officers of the Company and New York N2K whose total annual salary and bonus exceeded $100,000 during such period (collectively, the "Named Executives"). The current positions of the Named Executives are also included in the table.

                           SUMMARY COMPENSATION TABLE


                                                                                 LONG-TERM
                                                                               COMPENSATION
                                                                       -----------------------------
                                              ANNUAL COMPENSATION       SECURITIES
                                              --------------------      UNDERLYING       ALL OTHER
       NAME AND PRINCIPAL POSITION             SALARY       BONUS      OPTIONS/SARS     COMPENSATION
------------------------------------------    --------     -------     ------------     ------------
Lawrence L. Rosen(1)......................    $175,000     $50,000        220,274        $ 10,062(3)
  Chairman of the Board of Directors and
  Chief Executive Officer
Jonathan V. Diamond (2)...................     175,000      50,000        220,274          11,031(4)
  Vice Chairman
James E. Coane............................     171,695          --         31,250          12,100(5)
  President and Chief Operating Officer
Daniel E. Meyer...........................     120,000          --             --           2,077(6)
  Senior Vice President and General
     Manager --  On-line information(7)
Bruce Johnson.............................     114,375          --         12,500           2,059(6)
  Vice President and Chief Financial
     Officer


---------------

(1) On February 13, 1996, Mr. Rosen entered into an employment agreement with the Company which provides for an annual base salary of $200,000 and a guaranteed bonus of $50,000 for fiscal year 1996. See "-- Employment Agreements."

(2) On February 13, 1996, Mr. Diamond entered into an employment agreement with the Company which provides for an annual base salary of $200,000 and a guaranteed bonus of $50,000 for fiscal year 1996. See "--Employment Agreements."

(3) Represents a car allowance of $8,400 and Company matching contributions under its 401(k) Matched Savings Plan of $1,662.

(4) Represents a car allowance of $8,400 and Company matching contributions under its 401(k) Matched Savings Plan of $2,631.

(5) Represents a car lease valued at $9,250 and Company matching contributions under its 401(k) Matched Savings Plan of $2,850.

(6) Represents Company matching contributions under its 401(k) Matched Savings Plan.


(7) Mr. Meyer's employment with the Company terminated on August 26, 1997.


As of July 1, 1997, each of Messrs. Rosen, Diamond and Grusin agreed not to receive compensation from the Company (in the form of either salary or bonus) at least through the end of fiscal year 1997.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table summarizes certain information with respect to Company stock options granted to the Named Executives during the fiscal year ended December 31, 1996.


                                                  INDIVIDUAL GRANTS(1)
                                ---------------------------------------------------------
                                              PERCENT OF                                      POTENTIAL REALIZABLE
                                                TOTAL                                           VALUE AT ASSUMED
                                NUMBER OF      OPTIONS                                       ANNUAL RATES OF STOCK
                                SECURITIES    GRANTED TO    EXERCISE                         PRICE APPRECIATION FOR
                                UNDERLYING    EMPLOYEES      PRICE                                OPTION TERM
                                 OPTIONS      IN FISCAL       PER                            ----------------------
             NAME                GRANTED      YEAR 1996      SHARE       EXPIRATION DATE        5%           10%
------------------------------  ----------    ----------    --------    -----------------    ---------    ---------
Lawrence L. Rosen.............    125,000         12.3%      $ 3.52     February 13, 2006      276,713      701,246
                                   95,274          9.4%        3.20                            191,734      485,893
Jonathan V. Diamond...........    125,000         12.3%        3.52     February 13, 2006      276,713      701,246
                                   95,274          9.4%        3.20                            191,734      485,893
James E. Coane................     31,250          3.1%        3.20     February 13, 2006       62,889      159,374
Daniel E. Meyer...............         --            --          --                    --           --           --
Bruce Johnson.................     12,500          1.2%        3.20     February 13, 2006       25,156       63,750


---------------


(1) All stock options reported in this table were granted pursuant to the 1996 Employee Stock Option Plan at exercise prices equal to at least the fair market value of the Common Stock at the time of grant. This fair market value determination was based upon transactions relating to the purchase of the Company's Preferred Stock by third parties on or near the grant date. The options vest ratably over a four-year period on each anniversary of the date of grant and have a ten-year term.


(2) This column shows the hypothetical gains on the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full ten-year term of the options. The assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate or projection of future Common Stock prices.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table shows the number of shares covered by both exercisable and unexercisable stock options as of fiscal year-end, and the values for exercisable and unexercisable options. No Named Executive exercised any Company stock options during 1996.


                                               NUMBER OF SECURITIES
                                              UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                    OPTIONS AT                 IN-THE-MONEY OPTIONS
                                                DECEMBER 31, 1996            AT DECEMBER 31, 1996(1)
                                           ----------------------------    ----------------------------
                    NAME                   EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
    -------------------------------------  -----------    -------------    -----------    -------------
    Lawrence L. Rosen....................         --         220,274       $        --     $ 1,898,411
    Jonathan V. Diamond..................      1,250         220,274            11,750       1,898,411
    James E. Coane.......................    128,049          52,813         1,114,736         484,752
    Daniel E. Meyer......................     12,500          37,500           110,000         330,000
    Bruce Johnson........................     48,090          28,750           427,489         256,750


---------------


(1) Based on the difference between $12.00, the fair market value of the Common Stock on December 31, 1996, and the option exercise price for each above-stated option. The above valuation may not reflect the actual value of unexercised options as the value of unexercised options will fluctuate with market activity.



     The Company has granted, effective upon the consummation of this offering, options covering 309,999 shares having an exercise price equal to the initial public offering price of $16.00 per share to executive officers and employees of the Company, including 58,333, 58,333, 50,000 and 37,500 to Messrs. Rosen, Diamond, Coane and Johnson, respectively. Such options vest ratably over a four-year period and have a ten-year term.



     On July 30, 1997, options covering an aggregate of 324,999 shares having an exercise price of $12.00 per share were granted to Lawrence L. Rosen, Jonathan
V. Diamond and Robert David Grusin. Such options vest ratably over a four-year period and have a ten-year term. Assuming an initial public offering price of $16.00 per share and that these options are fully vested, the value of these options to each individual would be $433,332, $433,332 and $433,332, respectively, and the total aggregated value of these options would be $1,299,996.


EMPLOYMENT AGREEMENTS

     On February 13, 1996, the Company entered into employment agreements with Lawrence L. Rosen, Jonathan V. Diamond and Robert David Grusin (the "Rosen Employment Agreement," the "Diamond Employment Agreement" and the "Grusin Employment Agreement", respectively) to provide for service in the capacities of Chairman and Chief Executive Officer, Vice Chairman and Vice Chairman, respectively, and base salaries of $200,000, $200,000 and $100,000, respectively, which salaries may be increased as determined by the Compensation Committee of the Board of Directors. Each of the Rosen Employment Agreement and the Diamond Employment Agreement provides for payment of an annual bonus of not less than $50,000, until such time as such executive's base salary is at least $250,000. The Grusin Employment Agreement provides for an annual bonus in an amount to be determined by the Board of Directors.

     Notwithstanding the terms of their employment agreements, as of July 1, 1997, each of Messrs. Rosen, Diamond and Grusin agreed not to receive compensation from the Company (in the form of either salary or bonus) at least through the end of fiscal year 1997.


     In connection with the Rosen Employment Agreement, Diamond Employment Agreement and Grusin Employment Agreement, the Company also agreed to grant incentive stock options to each of the executives to purchase 125,000 shares of Common Stock and additional non-qualified options to purchase 95,274 shares of Common Stock at an exercise price of $3.20 per share (or such higher exercise price as may be required under Section 422 of the Internal Revenue Code), which vest ratably over a four-year period.

     Each of the Rosen Employment Agreement, Diamond Employment Agreement and Grusin Employment Agreement is for a two-year term, but absent notice of termination by either the Company or the executive, shall be automatically renewed for consecutive one-year periods. If the Company terminates any of such executive's employment other than for "cause" or due to "disability" or there occurs a "change in control" (each as defined in the Rosen Employment Agreement, the Diamond Employment Agreement and the Grusin Employment Agreement), such executive will generally be entitled to (i) eighteen months severance plus an amount equal to his average annual bonus over the prior three years (or such lesser number of years if employed for less than three years) multiplied by 1.5, and paid out, at the election of such executive, in a lump sum or in equal installments over the 18 months following termination, and (ii) the immediate vesting of any unexercised stock options. If the employment of any of Lawrence
L. Rosen, Jonathan V. Diamond or Robert David Grusin was terminated subsequent to a "change in control" as of the date of this Prospectus, each executive would be entitled to payment by the Company of approximately the amount set forth immediately following his name: Lawrence L. Rosen ($375,000); Jonathan V. Diamond ($375,000); and Robert David Grusin ($150,000). In accordance with the Rosen Employment Agreement, Diamond Employment Agreement and Grusin Employment Agreement, each executive has agreed not to disclose any of the Company's confidential information and not to compete with the Company for an eighteen-month period following termination of his employment with the Company.


     On May 1, 1987, the Company entered into an employment agreement with Mr. Coane (as amended, the "Coane Employment Agreement") that provides for a base salary of $115,000 until September 30, 1987, and a base salary of $125,000 thereafter, subject to salary increases or other compensation at the discretion of the Board of Directors. The Company also agreed to grant an option to Mr. Coane to purchase 100,000 shares of Common Stock of the Company at an exercise price of $3.20 per share, exercisable until May 14, 1997. Mr. Coane exercised this option in full in May 1997. Pursuant to the terms of the Coane Employment Agreement, Mr. Coane agreed to serve as President and Chief Executive Officer, pursuant to election or appointment to those positions, and to perform such other duties as shall be assigned to him during the continuance of such agreement. The Coane Employment Agreement was for an initial term of three years, but absent notice of termination by either the Company or Mr. Coane, the agreement shall be automatically renewed for consecutive one-year periods. If the Company terminates Mr. Coane's employment other than for "cause" or due to "disability" or there occurs a "change in control" (each as defined in the Coane Employment Agreement), Mr. Coane shall be entitled to severance for eighteen months. If Mr. Coane's employment was terminated subsequent to a "change of control" as of the date of this Prospectus, Mr. Coane would be entitled to payment by the Company of approximately $262,500 over an eighteen-month period. In accordance with the Coane Employment Agreement, Mr. Coane has agreed not to compete with the Company during the term of his employment or for any period during which he receives severance pay or acts, pursuant to the agreement, as a consultant to the Company.



     On February 8, 1988, the Company entered into an employment agreement with Bruce Johnson (the "Johnson Employment Agreement") that provides for a base salary of $75,000, participation in a bonus plan and salary increases or other compensation at the discretion of the Board of Directors. The Company also agreed to grant an option to Mr. Johnson to purchase 31,250 shares of Common Stock of the Company at an exercise price of $3.20 per share, exercisable until February 8, 1998. Mr. Johnson exercised this option in full in May 1997. Pursuant to the terms of the Johnson Employment Agreement, Mr. Johnson agreed to serve as Vice President and Chief Financial Officer, pursuant to election or appointment to those positions, and to perform such other duties as shall be assigned to him during the continuance of such agreement. The Johnson Employment Agreement was for an initial term of three years, but absent notice of termination by either the Company or Mr. Johnson, the agreement shall be automatically renewed for consecutive one-year periods. If the Company terminates Mr. Johnson's employment other than for "cause" or due to "disability," or there occurs a "change in control" (each as defined in the Johnson Employment Agreement), Mr. Johnson shall be entitled to severance for twelve months. If Mr. Johnson's employment was terminated subsequent to a "change of control" as of the date of this Prospectus, Mr. Johnson would be entitled to payment by the Company of approximately $135,000 over a twelve-month period. In accordance with the terms of the Johnson Employment Agreement, Mr. Johnson has agreed not to compete with the Company during the term of his employment or for any period during which he receives severance pay or acts, pursuant to the agreement, as a consultant to the Company.


     The Company entered into an employment agreement with Phil Ramone (the "Ramone Employment Agreement") to provide for his service as President of N2K Encoded Music effective as of October 15, 1996. The initial term of the Ramone Employment Agreement is three years (the "Initial Term"), with an option for an additional two-year period at the Company's discretion (the "Option Period"). The Ramone Employment Agreement provides for a base salary of $450,000 for the first year, increasing to $550,000 for the remainder of the Initial Term. If Mr. Ramone's employment continues after the Initial Term, he will receive $650,000 for the first year of the Option Period, with the salary for the second year to be negotiated in good faith upon commencement of the Option Period. Notwithstanding the foregoing, in the event that the Company and Mr. Ramone are unable to agree on the amount of Mr. Ramone's annual salary during the Option Period after 30 days' good faith negotiations, then the Company's option will be treated as if it had not been exercised. The Ramone Employment Agreement also provides for (a) a one-time $100,000 bonus payable on October 1, 1997 in the form of a promissory note whose principal and the interest thereon will be forgiven (assuming no termination for cause) over a 12 month period beginning on October 1, 1998 and (b) an annual performance bonus in the amount of (i) $50,000 if the gross revenues of N2K Encoded Music are at least $8 million but not in excess of $10 million during such fiscal year or (ii) $100,000 if such gross revenues exceed $10 million during such fiscal year. The Ramone Employment Agreement also provides that Mr. Ramone is entitled to 10% of the after-tax net profit attributable to N2K Encoded Music's operations in any fiscal year, including participation in the proceeds of a sale of N2K Encoded Music as if he were a 5% (during the Initial Term) or a 7.5% (during the Option Period) equity owner of N2K Encoded Music. Mr. Ramone was granted non-qualified options under the terms of the Ramone Employment Agreement to purchase 73,677 shares of Common Stock at $12.00 per share. Such options expire on October 15, 2002, but not later than one year from the date Mr. Ramone's employment with the Company terminates. One quarter of Mr. Ramone's options vested at the beginning of his employment on October 15, 1996, with the balance to vest ratably over a three-year period. Should Mr. Ramone's employment with the Company be terminated, the Company at its option may repurchase any or all shares of Common Stock issued to Mr. Ramone upon his exercise of any of his options held by him on the date of such termination at fair market value (or, if such termination is for cause, at the price paid by Mr. Ramone for such shares). The Company may elect to pay for these shares in three equal annual installments by delivery of a promissory note with an interest rate of 8% per annum.



     The Company loaned Mr. Ramone $100,000 at the signing of the Ramone Employment Agreement on September 26, 1997. The promissory note related to this loan (the "Ramone Note") is due on October 1, 2000 and is interest-free unless an event of default (as defined therein) occurs, in which case the interest rate shall become 15% until such default is cured. The terms of the Ramone Note give the Company the right to deduct and withhold certain compensation owed by the Company to Mr. Ramone under either of the Ramone Employment Agreement or the Producer's Agreement (as defined below).



     Simultaneously with the execution of the Ramone Employment Agreement, the Company also entered into a Music Producer's Agreement (the "Producer's Agreement") with Mr. Ramone (through a personal corporation) providing for the recording and production of master recordings of one or more of the Company's recording artists. The term of the Producer's Agreement is coextensive with the term of the Ramone Employment Agreement. Pursuant to the terms of the Producer's Agreement, Mr. Ramone will receive a percentage of royalties based on agreed upon formulas. No payments under the Producer's Agreement shall be made to Mr. Ramone until such time that the Ramone Note has been repaid.



STOCK PLANS


     The Company has historically utilized stock options as an integral component of its compensation program for directors, officers and key employees of the Company. The Company believes that stock options provide long-term incentives to such persons and encourage the ownership of the Common Stock.

     1987 Employee Incentive Stock Option Plan. The Company's 1987 Employee Incentive Stock Option Plan (the "1987 Option Plan") provided for the grant of stock options to certain officers and key executive employees of the Company. The options granted under the 1987 Option Plan were intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. As of September 26, 1997, a total of 250,142 options for Common Stock were outstanding under the 1987 Option Plan. Generally, options granted under the 1987 Option Plan vest ratably over a four-year period on each anniversary of the date of grant and have a ten-year term. No further stock options will be granted under the 1987 Option Plan.


     Under the 1987 Option Plan, options are not assignable or transferable except by will or under the laws of descent and distribution. In the event of an offer to acquire all or substantially all of the assets or stock of the Company, all options granted under the 1987 Option Plan shall automatically become immediately exercisable in full without regard to the provisions relating to installment exercises or vesting periods.


     1996 Stock Option Plan. The 1996 Option Plan was adopted in February 1996. In June 1996, the Board of Directors of the Company adopted, and in July 1996 the stockholders of the Company approved, the Company's Amended and Restated 1996 Stock Option Plan (the "1996 Option Plan"). The 1987 Option Plan, the 1996 Option Plan and the Directors' Plan (as hereinafter defined) are collectively referred to as the "Stock Option Plans." Under the 1996 Option Plan, stock options may be granted to directors, executives and other key employees of the Company and its subsidiaries. All options granted under the 1996 Option Plan are not assignable or transferable except by will or under the laws of descent and distribution. As of September 26, 1997, a total of 1,280,938 options for Common Stock were outstanding under the 1996 Option Plan. In addition, the Board of Directors has approved the issuance of options to purchase 309,999 shares of Common Stock which will be granted at the time of this offering.


     The 1996 Option Plan is administered by the Compensation Committee of the Board of Directors or such other committee as may be appointed by the Board. Subject to the limitations set forth in the 1996 Option Plan, the Compensation Committee has the sole and complete authority to select participants, grant options to participants, impose restrictions and conditions upon each option, modify or amend the terms of each outstanding option, reduce the exercise price per share of unexercised options, accelerate or defer the exercise price per share of any outstanding option and make all other determinations and take all other actions necessary for the administration of the plan. The Compensation Committee may amend or modify the terms of any option agreement in any manner to the extent that it would have had the authority initially to grant an option with such amended terms; provided, that no such amendment or modification shall impair the rights of any participant under any outstanding option without the consent of such participant.

     Options granted under the 1996 Option Plan may be either incentive stock options which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code, or options that do not qualify as incentive stock options. Generally, options granted under the 1996 Option Plan vest ratably over a four-year period on each anniversary of the date of grant. At the Compensation Committee's discretion, however, options may be made exercisable at any other time or upon the occurrence of certain events or the achievement of certain conditions or performance goals. Options granted under the 1996 Option Plan are exercisable for a period not to exceed ten years from the date of grant, except that upon a participant's termination of employment for any reason, all vested options shall expire 90 days following such termination date and any nonvested options shall be immediately forfeited. Pursuant to the terms of the 1996 Option Plan, the exercise price of all incentive stock options and nonqualified stock options granted under the Plan shall not be less than the fair market value of the Common Stock at the time of grant. In the event of a "change of control" of the Company (as defined in the 1996 Option Plan) or the termination of a participant's employment other than for cause, death, disability or voluntary departure, the Compensation Committee may provide that unvested stock options previously granted shall be immediately exercisable and that such options, if not exercised by a prescribed date, shall terminate.


     The Company has authorized and reserved 1,650,000 shares of Common Stock for issuance under the 1996 Option Plan. The shares may be unissued shares or treasury shares. If any options that are the subject of an award are not exercised prior to their expiration or are cancelled, terminated or forfeited without the issuance of Common Stock thereunder, such shares will no longer be charged against such maximum share limitation and may again be made subject to award under the 1996 Option Plan. In the event of certain corporate reorganizations, recapitalizations or other specified corporate transactions affecting the Common Stock of the Company, proportionate adjustments may be made to the number of shares available for grant and to the number of shares and price of outstanding awards made before the event. The 1996 Option Plan has a term of ten years, subject to earlier termination or amendment by the Board of Directors. All awards granted under the 1996 Option Plan prior to its termination remain outstanding until exercised, paid or terminated in accordance with their terms. The Board of Directors may amend the 1996 Option Plan at any time, except that stockholder approval is required for certain amendments to the extent it is required by law, agreement or the rules of any exchange upon which the Common Stock is listed.

     The grant of a stock option under the 1996 Option Plan will not generally result in taxable income for the participant, nor in a deductible compensation expense for the Company, at the time of grant. The participant will have no taxable income upon exercising an incentive stock option (except that the alternative minimum tax may apply), and the Company will receive no deduction when an incentive stock option is exercised. Upon exercising a nonqualified stock option, the participant will recognize ordinary income in the amount by which the fair market value of the Common Stock on the date of exercise exceeds the exercise price, and the Company will generally be entitled to a corresponding deduction. The treatment of a participant's disposition of shares of Common Stock acquired upon the exercise of an option is dependent upon the length of time the shares have been held and on whether such shares were acquired by exercising an incentive stock option or a nonqualified stock option. Generally, there will be no tax consequence to the Company in connection with the disposition of shares acquired under an option except that the Company may be entitled to a deduction in the case of a disposition of shares acquired upon exercise of an incentive stock option before the applicable incentive stock option holding period has been satisfied.

     Stock options previously granted under the 1996 Option Plan to the Named Executives and directors are described above under "-- Executive Compensation." The number of shares of Common Stock that may be subject to options granted in the future to executive officers and other officers, key employees and directors of the Company under the 1996 Option Plan is not determinable at this time.


     1996 Employee Stock Purchase Plan. In June 1996, the Board of Directors of the Company adopted and the stockholders of the Company approved the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"), which will be effective upon the date of this Prospectus. The Purchase Plan is intended to satisfy the requirements of Section 423 of the Internal Revenue Code. The Purchase Plan is administered by the Compensation Committee. Any employee of the Company or any subsidiary designated by the Compensation Committee who customarily works at least 20 hours per week and more than five months per year is eligible to participate in the Purchase Plan after having worked for the Company for six months. Approximately 145 employees currently are eligible to participate in the Purchase Plan. Non-employee directors of the Company are not eligible to participate in the Purchase Plan. Each employee eligible to participate in the Purchase Plan will be granted an option to contribute between one and ten percent of the employee's compensation towards the purchase of the Common Stock at a purchase price for each three-month purchase period (a "Purchase Period") equal to the lower of (x) 85% of the fair market value of a share of the Common Stock on the first day of the Purchase Period and (y) 85% of the fair market value of a share of the Common Stock on the last day of the Purchase Period. The amount to be contributed by a participant will be deducted from each paycheck, held for the participant during a Purchase Period and applied towards the purchase of the Common Stock on the last day of the Purchase Period. A participant may change the percentage of his or her compensation to be contributed for any given purchase period prior to the beginning of that period and may elect not to participate with respect to one or more plan periods, but then must wait until the next calendar year before participating again. The number of shares available for purchase under the Purchase Plan is 1,500,000. The Board at any time may amend, suspend or discontinue the Purchase Plan, in whole or in part.



     Directors' Stock Option Plan. In April 1997, the Board of Directors adopted and the stockholders of the Company approved, the 1997 Directors' Stock Option Plan (the "Directors' Plan") pursuant to which each member of the Board of Directors who is not an employee of the Company who is elected or continues as a member of the Board of Directors is entitled to receive annually options to purchase 12,500 shares of Common

Stock at an exercise price equal to fair market value; provided, however, that no director may receive under the Directors' Plan options to purchase an aggregate of more than 125,000 shares of Common Stock. The Compensation Committee of the Board of Directors administers the Directors' Plan; however, it cannot direct the number, timing or price of options granted to eligible recipients thereunder.


     Each option grant under the Directors' Plan vests after the first anniversary of the date of grant and expires three years thereafter. The number of shares of Common Stock related to awards that expire unexercised or are forfeited, surrendered, terminated or cancelled are available for future awards under the Directors' Plan. If a director's service on the Board of Directors terminates for any reason other than death, all vested options may be exercised by such director until the earlier of his or her death and the expiration date of the option grant. In the event of a director's death, any options which such director was entitled to exercise on the date immediately preceding his or her death may be exercised by a transferee of such director for the six-month period after the date of the director's death. Pursuant to the Directors' Plan, in the case of a director who represents an institutional investor, such as a venture capital fund, option grants may be made directly to the institutional investor on whose behalf a director serves on the Board of Directors.


     The maximum number of shares of Common Stock reserved for issuance under the Directors' Plan is 500,000 shares (subject to adjustment for certain events such as stock splits and stock dividends). Pursuant to the terms of the Directors' Plan, on the effective date in April 1997, a total of 25,000 options were authorized to be granted to non-employee directors under the Directors' Plan at an exercise price per share equal to the initial public offering price of the Common Stock.

                              CERTAIN TRANSACTIONS

SERIES D PREFERRED STOCK


     In August and September 1994, Lawrence L. Rosen and Jonathan V. Diamond, directors and executive officers of the Company, and entities affiliated with Robert C. Harris, Jr. and Susanne Harrison, directors of the Company, purchased an aggregate of 725,000 shares of Series D Preferred Stock, which will convert upon consummation of this offering into 557,689 shares of Common Stock. The purchase price per share of Common Stock on an as-converted basis was $2.60. Each of these individuals (and/or their affiliated entities) purchased shares of Series D Preferred Stock that convert into the number of shares of Common Stock set forth immediately following his or her name: Lawrence L. Rosen (19,230); Jonathan V. Diamond (38,460); Robert C. Harris, Jr. (384,615); and Susanne Harrison (115,384).


CONSIDERATION FOR THE MERGER; SERIES E PREFERRED STOCK


     In February 1996, as consideration for all of the outstanding shares of common stock of New York N2K in the Merger, the shareholders of New York N2K received an aggregate of 1,347,857 shares of Common Stock and 1,347,860 shares of Series E Preferred Stock of the Company. The shareholders of New York N2K at the time of the Merger included Lawrence L. Rosen, Jonathan V. Diamond, Robert David Grusin and Jerold L. Rosen. Each of these individuals received the number of shares of Common Stock and Series E Preferred Stock that will, upon conversion of the Series E Preferred Stock, result in the number of shares of Common Stock set forth immediately following his or her name: Lawrence L. Rosen (390,879), (97,719); Jonathan V. Diamond (390,879), (97,719); Robert David
Grusin (390,879), (97,719); and Jerold L. Rosen (107,828), (26,957). Also in
February 1996, entities affiliated with Robert C. Harris, Jr. and Susanne Harrison, directors of the Company, and Messrs. Diamond, Grusin, L. Rosen and J. Rosen purchased an aggregate of 3,050,000 shares of Series E Preferred Stock at a purchase price of $.80 per share, which will convert into 762,500 shares of Common Stock. The purchase price per share of Common Stock on an as-converted basis was $3.20. Each of these individuals (and/or their affiliated entities) purchased the number of shares of Series E Preferred Stock that convert into the number of shares of Common Stock set forth immediately following his or her name: Robert C. Harris, Jr. (129,687); Susanne Harrison (125,000); Lawrence L. Rosen (164,063); Jonathan V. Diamond (179,688); Robert David Grusin (156,250); and Jerold Rosen (7,812). In May 1996, Mr. Harris purchased an additional 125,000 shares of Series E Preferred Stock, which will convert into 31,250 shares of Common Stock. The purchase price per share of Common Stock on an as-converted basis was $3.20.


SERIES G PREFERRED STOCK


     In April 1997, Lawrence L. Rosen, Jonathan V. Diamond and Robert David Grusin, directors and executive officers of the Company, purchased an aggregate of 333,333 shares of Series G Preferred Stock, which will convert upon consummation of this offering into 83,331 shares of Common Stock. The purchase price per share of Common Stock on an as-converted basis was $12.00. Each of these individuals purchased shares of Series G Preferred Stock that convert into the number of shares of Common Stock set forth immediately following his name:
Lawrence L. Rosen (27,777); Jonathan V. Diamond (27,777); and Robert David Grusin (27,777).


MANAGEMENT NOTES


     In July 1997, the Company issued $1.75 million aggregate principal amount of Management Notes to Lawrence L. Rosen, Jonathan V. Diamond and Robert David Grusin, each of whom loaned the Company $583,333. The Management Notes bear interest at 14% per annum and are due on the earlier of (i) a "change of control of the Company," as that term is defined in the Management Notes, and (ii) March 31, 1998; provided, however, that if the Management Notes are outstanding at the time of this offering, the Management Notes will convert into 109,374 shares of Common Stock at the initial public offering price of $16.00 per share upon consummation of this offering. In consideration for these loans, the Company issued an aggregate of 48,609 warrants to purchase 48,609 shares of Common Stock, representing 16,203 warrants to each of Messrs. Rosen, Diamond and Grusin. The warrants are exercisable at a price of $12.00 per share and expire in July 2004. See "Dilution."


OPTION GRANTS TO INSIDERS

     The Company has granted options to purchase shares of Common Stock to certain of its executive officers and directors. See "Management -- Employment Agreements," "-- Compensation of Directors," and -- Executive Compensation."

PREFERRED STOCK CONVERSION


     Upon consummation of this offering, 488,838 shares of the Company's Series A Preferred Stock, $0.001 par value (the "Series A Stock"), will convert into 171,276 shares of Common Stock; 625,000 shares of Series B Preferred Stock, $0.001 par value (the "Series B Stock"), will convert into 178,569 shares of Common Stock; 2,022,857 shares of Series C Preferred Stock, $0.001 par value (the "Series C Stock"), will convert into 566,399 shares of Common Stock; 800,000 shares of Series D Preferred Stock, $0.001 par value (the "Series D Stock"), will convert into 615,381 shares of Common Stock; 6,007,060 shares of Series E Preferred Stock, $0.001 par value (the "Series E Stock"), will convert into 1,501,755 shares of Common Stock; 5,333,333 shares of Series F Preferred Stock, $0.001 par value (the "Series F Stock"), will convert into 1,333,321 shares of Common Stock; and 2,480,329 shares of Series G Preferred Stock, $0.0001 par value (the "Series G Stock"), will convert into 620,077 shares of Common Stock (the Series A Stock, the Series B Stock, the Series C Stock, the Series D Stock, the Series E Stock, the Series F Stock and the Series G Stock are referred to collectively as the "Preferred Stock"). See "Principal Stockholders" and "Dilution."


EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with certain of its executive officers as described under "Management -- Employment Agreements."

INDEMNIFICATION AGREEMENTS


     Simultaneously with the completion of the Merger, the shareholders of New York N2K, including Lawrence L. Rosen, Jonathan V. Diamond, Robert David Grusin and Jerold R. Rosen (collectively, the "New York N2K Shareholders"), entered into an indemnification agreement with the Company (the "Indemnification Agreement"). The Indemnification Agreement provides for indemnification by the New York N2K Shareholders and by the Company against certain liabilities, losses, claims, damages or expenses arising from or in connection with (i) the breach of any warranty, the misstatement of any representation or the failure to fulfill any covenant or agreement made by New York N2K in the Merger Agreement dated as of January 31, 1996 (the "Merger Agreement" ) between Telebase and New York N2K, or in any document furnished by New York N2K or any representative thereof in connection with the Merger Agreement or the transactions contemplated therein; (ii) any and all claims, suits, actions or proceedings for brokerage or other commissions in connection with the Merger Agreement or the transactions contemplated thereby; and (iii) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses incident to any of the foregoing. Pursuant to the Indemnification Agreement, all indemnification by the New York N2K Shareholders shall be effected solely by return to the Company of all or a portion of an aggregate of 312,500 escrowed shares of Common Stock at a value of $3.20 per share and all indemnification by the Company shall be effected by the issuance by the Company to the applicable New York N2K Shareholders of up to an aggregate of 312,500 shares of Common Stock at a value of $3.20 per share, in proportion to each New York N2K Shareholder's ownership interest in the Company at the time of the Merger. The Indemnification Agreement will terminate upon the consummation of this offering.


     Upon the completion of this offering, the Company will enter into Indemnification Agreements with each of its directors and executive officers whereby the Company will agree, subject to certain limitations, to indemnify and hold harmless each director and executive officer from liabilities incurred as a result of such person's status as a director of the Company. See "Management -- Limitations on Directors' Liability -- Indemnification Agreements."

STOCKHOLDERS' AGREEMENT

     On February 13, 1996, the Stockholders' Agreement was entered into among James E. Coane, Charles Wilson III, Poly Ventures II, Limited Partnership, AT&T Corporation, Gary Lauder and Unterberg Harris Interactive Media Limited Partnership, C.V. (collectively, the "Telebase Group"), Lawrence L. Rosen ("Rosen"), Jonathan V. Diamond ("Diamond"), Robert David Grusin ("Grusin") and the Company. For the purposes of the Stockholders' Agreement, the Telebase Group, Rosen, Diamond and Grusin are referred to collectively as the "Stockholders" and each individually as a "Stockholder." Pursuant to the Stockholders' Agreement, each party agreed to vote all of its shares of capital stock to elect members of the Board of Directors as specified therein. The Stockholders' Agreement provides that, with respect to all actions by the stockholders of the Company for the election of members of the Board of Directors, all capital stock held by the Stockholders shall be voted for (i) two nominees designated by the Telebase Group, (ii) one nominee designated by Rosen,
(iii) one nominee designated by Diamond, (iv) one nominee designated by Grusin and (v) Robert C. Harris, Jr. ("Harris"). The initial six director nominees specified in the Stockholders' Agreement are James E. Coane, Susanne Harrison, Lawrence L. Rosen, Jonathan V. Diamond, Robert David Grusin and Robert C. Harris, Jr.

     Subject to certain additional restrictions, the Stockholder entitled to nominate and elect a director shall be entitled to remove such director. Vacancies occurring on the Board of Directors by reason of the death, disqualification, incapacity, inability to act, resignation or removal of any director shall be filled only by the Stockholder whose nominee was affected and by the Telebase Group in the case of a nominee of the Telebase Group; provided, however, that in the case of Harris, his replacement on the Board of Directors shall be nominated and elected by a majority of the remaining directors. Under the terms of the Stockholders' Agreement, each Stockholder agrees not to transfer shares of capital stock owned by him or it unless the transferee agrees to join in and be bound by the terms of the Stockholders' Agreement. Any transferee of stock held by a member of the Telebase Group must also agree to be a member of such group for the purposes of the Stockholders' Agreement. Pursuant to the terms of the Stockholders' Agreement, each of Rosen, Diamond and Grusin shall retain the right to designate a nominee to the Board of Directors as long as each owns at least 20% of the stock owned by him as of the date of the Stockholders' Agreement. In addition, no transferee of any of Rosen, Diamond or Grusin shall have the right to designate a nominee to the Board of Directors unless Rosen, Diamond or Grusin, respectively, sells any of his stock to such transferee in a single transaction or series of transactions representing more than 80% of the stock owned by Rosen, Diamond or Grusin, respectively, as of the date of the Stockholders' Agreement. In accordance with its terms, the Stockholders' Agreement will terminate simultaneously with the closing of this offering.

FUTURE INTERESTED TRANSACTIONS

     The Board of Directors has adopted a policy, which will be effective simultaneously with the completion of this offering, to provide that future transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board of Directors, (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and (iii) be for bona fide business purposes only.

                             PRINCIPAL STOCKHOLDERS



     The table below sets forth, as of September 26, 1997, certain information regarding beneficial ownership of Common Stock held by (i) each director and each of the Named Executives who own shares of Common Stock, (ii) all directors and executive officers of the Company as a group and (iii) each person known by the Company to own beneficially more than 5% of the Common Stock. Each individual or entity named has sole investment and voting power with respect to shares of Common Stock beneficially owned by them, except where otherwise noted.



                                                                               PERCENTAGE BENEFICIALLY
                                                                                       OWNED(1)
                                                                 SHARES        ------------------------
                                                              BENEFICIALLY     BEFORE THE     AFTER THE
                                                                 OWNED          OFFERING      OFFERING
                                                              ------------     ----------     ---------
EXECUTIVE OFFICERS AND DIRECTORS:
Jonathan V. Diamond(2)......................................       796,303         9.7            7.1
Lawrence L. Rosen(3)........................................       719,146         8.8            6.4
Robert David Grusin(4)......................................       699,916         8.6            6.3
Susanne Harrison(5).........................................       585,567         7.2            5.3
Robert C. Harris, Jr.(6)....................................       558,052         6.9            5.0
Jerold Rosen(7).............................................       146,347         1.8            1.3
James E. Coane(8)...........................................       141,800         1.7            1.3
Bruce Johnson(9)............................................        55,490           *              *
Philip Ramone(10)...........................................        18,419           *              *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (9
  PERSONS):.................................................     3,721,040        44.5           32.7
OTHER PRINCIPAL STOCKHOLDERS:
Poly Ventures II, Limited Partnership(5)....................       584,317         7.2            5.3
  901 Route 110
  Farmingdale, NY 11735
Unterberg Harris Interactive Media
  Limited Partnership, C.V.(6)..............................       498,677         6.1            4.5
  Swiss Bank Tower
  10 East 50th Street, 22nd Floor
  New York, NY 10022


---------------

 * Indicates beneficial ownership of less than 1.0% of the outstanding shares of Common Stock.


(1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed. As of September 26, 1997, the Company had 8,114,577 shares of Common Stock outstanding.



(2) Represents 739,985 shares of Common Stock and exercisable options to purchase 56,318 shares of Common Stock.



(3) Represents 476,578 shares of Common Stock and 187,500 shares of Common Stock held by the Lawrence L. Rosen Family Trust, with respect to which Mr. Rosen has voting power, and exercisable options to purchase 55,068 shares of Common Stock.



(4) Represents 644,848 shares of Common Stock and exercisable options to purchase 55,068 shares of Common Stock.



(5) Represents exercisable options to purchase 1,250 shares of Common Stock and 584,317 shares of Common Stock owned by Poly Ventures II, Limited Partnership of which Ms. Harrison is a general partner. Ms. Harrison disclaims beneficial ownership of all shares owned by Poly Ventures II, Limited Partnership.

 (6) Represents 59,375 shares of Common Stock and 498,677 shares of Common Stock held by Unterberg Harris Interactive Media Limited Partnership, C.V. Mr. Harris is a Managing Director of Unterberg Harris. Mr. Harris disclaims beneficial ownership of all shares owned by Unterberg Harris Interactive Media Limited Partnership, C.V.



 (7) Represents 142,597 shares of Common Stock and exercisable options to purchase 3,750 shares of Common Stock.



 (8) Represents 100,000 shares of Common Stock and exercisable options to purchase 41,800 shares of Common Stock.



 (9) Represents 34,275 shares of Common Stock and an exercisable option to purchase 21,215 shares of Common Stock.



(10)  Represents exercisable options to purchase 18,419 shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes the material provisions of the Certificate of Incorporation and Bylaws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     Effective upon the closing of this offering, the authorized capital stock of the Company will be comprised of 100,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock.

COMMON STOCK


     Following this offering, 11,223,951 shares of Common Stock will be outstanding. All of the issued and outstanding shares of Common Stock are, and upon the completion of this offering the shares of Common Stock offered hereby will be, fully paid and non-assessable. Each holder of shares of Common Stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. The holders of Common Stock are entitled to dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available therefor, if any. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock would be entitled to share ratably in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding Preferred Stock as described below. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, nor are such holders entitled to the benefits of any redemption or sinking fund provisions. As of September 26, 1997, there were approximately 285 beneficial owners of Common Stock.


PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to create and issue one or more series of Preferred Stock and determine the rights and preferences of each series, to the extent permitted by the Certificate of Incorporation and applicable law. Among other rights, the Board of Directors may determine, without the further vote or action by the Company's stockholders, (i) the number of shares constituting the series and the distinctive designation of the series; (b) the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series; (iii) whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights; (iv) whether the series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine; (v) whether or not the shares of that series shall be redeemable or exchangeable, and, if so, the terms and conditions of such redemption or exchange, as the case may be, including the date or dates upon or after which they shall be redeemable or exchangeable, as the case may be, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
(vi) whether the series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund; and (vii) the rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company and the relative rights or priority, if any, of payment of shares of the series. Except for any difference so provided by the Board of Directors, the shares of all series of Preferred Stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although the Company has no present plans to issue any shares of Preferred Stock following the consummation of this offering, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deterring or preventing a change of control of the Company or an unsolicited acquisition proposal. See "Risk Factors -- Anti-Takeover Provisions."

REGISTRATION RIGHTS


     The holders of an aggregate of 4,853,199 shares of the Common Stock to be outstanding upon the consummation of this offering (collectively, the "Registration Rights Holders") have been granted by the Company certain demand and incidental registration rights. In general, the Registration Rights Holders have the right at any time after 180 days from the effective date of the Registration Statement of which this Prospectus forms a part until the time that the Company shall have qualified for the use of Form S-2 or S-3, on one occasion, to cause the Company to register their holdings of Common Stock under the Securities Act (such right being referred to as a "demand registration right"). The Registration Rights Holders are also entitled, if the Company determines to file a registration statement covering any of its securities under the Securities Act (with the exception of an offering pursuant to a registration statement on Form S-8 or S-4 and, in the case of Registration Rights Holders holding the Series F Stock and Series G Stock, an initial public offering by the Company) to require the Company to use its best efforts to include a requested amount of their shares of Common Stock in the Company's registered offering (such right being referred to as an "incidental registration right"), subject to reduction if the managing underwriter for the offering determines that the inclusion of such shares would interfere with the successful marketing of the offering. Furthermore, at such time as the Company shall have qualified for the use of Form S-2 or S-3, the Registration Rights Holders, and their permitted transferees, have the right to make one demand registration request annually, subject to certain marketing restrictions. The AOL Letter Agreement provides that registration rights comparable to those of the Registration Rights Holders shall be granted to the holder of the AOL Warrant with respect to the shares of Common Stock for which the AOL Warrant is exercisable.


     The Company is required to bear all registration expenses (other than underwriting discounts and commissions and fees, and certain fees and disbursements of counsel of the Registration Rights Holders) and has agreed to indemnify the Registration Rights Holders against, and provide contribution with respect to, certain liabilities under the Securities Act in connection with incidental and demand registrations. The Registration Rights Holders have agreed not to exercise their demand registration rights for a period of 180 days after the date of this Prospectus.

WARRANTS


     As of September 26, 1997, there were warrants outstanding (including the AOL Warrant) to purchase an aggregate of 671,693 shares of Common Stock at an average exercise price of $12.82 per share (in each case, assuming an initial public offering price of $16.00 per share), expiring at various dates ending in September 2004, and options to purchase an aggregate of 1,958,011 shares of Common Stock (including options to be issued upon the consummation of this offering) at an average exercise price of $7.67 per share, expiring at various dates ending in July 2007. Upon completion of this offering, the Company will issue the AOL Warrant for the purchase of 219,375 shares of Common Stock (assuming an initial public offering price of $16.00 per share) at an exercise price equal to the initial public offering price per share. The AOL Warrant will be exercisable as to one-half of the total shares on the first anniversary of the issuance of the warrant and as to the balance of the shares on the second anniversary of the issue of the warrant; such warrant will expire seven years from the date of issuance. The exercise price and number of shares of Common Stock issuable upon exercise of the aforementioned warrant are subject to adjustment upon the occurrence of certain events, including stock splits; stock dividends; reorganizations; recapitalizations; consolidations or mergers; sales; certain issuances of capital stock, rights, options, warrants or convertible securities; distributions of the capital stock or evidences of indebtedness; and extraordinary dividends or distributions. The AOL Warrant is subject to certain conversion rights, at the election of the holder. The AOL Warrant and shares of Common Stock issuable upon exercise of the AOL Warrant are subject to certain registration rights.


ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     Section 203 of the Delaware GCL contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open-market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Stock.

     Set forth below is a description of the relevant provisions of Section 203 of the Delaware GCL. The description is intended as a summary only and is qualified in its entirety by reference to Section 203 of the Delaware GCL.

     Section 203 of the Delaware GCL prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as the Company after this offering, and any "interested stockholder" for a period of three years after the date on which the latter became an interested stockholder, unless (i) prior to that date either the proposed business combination or the proposed acquisition of stock resulting in its becoming an interested stockholder is approved by the board of directors of the corporation, (ii) in the same transaction in which it becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or (iii) the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

NASDAQ NATIONAL MARKET LISTING


     The Company has applied for listing of the Common Stock on the Nasdaq National Market under the trading symbol "NTKI."


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Immediately following this offering, there will be 11,223,951 shares of Common Stock issued and outstanding (assuming the Underwriters' over-allotment option is not exercised). Of such shares, the 3,000,000 shares of Common Stock to be sold in this offering will be immediately eligible for sale in the public market, except for any of such shares owned at any time by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act. The remaining 8,223,951 issued and outstanding shares are "restricted securities" within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144.


     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock of the Company, or the average weekly trading volume of Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. A person who is not an "affiliate" of the Company at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares immediately following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144. In addition, any employee, director or officer of, or consultant to, the Company who purchased his shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus.


     The directors and executive officers of the Company and certain other stockholders of the Company, who collectively hold 7,369,000 of the outstanding shares of Common Stock, have agreed not to offer to sell, sell, contract to sell, grant any option to sell, encumber, pledge or otherwise dispose of, or exercise any demand rights with respect to, any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of PaineWebber Incorporated. Of the remaining 914,145 outstanding shares of Common Stock, 546,765 shares may be publicly resold without limitation pursuant to Rule 144(k). Certain stockholders of the Company are entitled to both demand and incidental registration rights with respect to 4,853,199 shares of Common Stock. After the expiration of the 180-day period, such holders may choose to exercise their demand registration rights, which could result in a large number of shares being sold in the public market. In addition, the holder of the AOL Warrant will have the right to require the Company to register one-half of the shares of Common Stock for which the AOL Warrant is exercisable beginning one year from the date of this Prospectus and the remaining half of the shares of Common Stock for which the AOL Warrant is exercisable beginning two years from the date of this Prospectus.



     The Company intends to file immediately following this offering registration statements on Form S-8 under the Securities Act to register an aggregate of 2,400,142 shares of Common Stock reserved for issuance pursuant to the exercise of stock options granted under the Stock Option Plans and 1,500,000 shares of Common Stock reserved for issuance pursuant to the Purchase Plan. The stock registered under such registration statements will thereafter be available for sale in the public market, subject to the resale limitations of Rule 144 applicable to "affiliates" of the Company. See "Management -- Stock Plans."


     Prior to the date of this Prospectus, there has been no public market for the Common Stock. Trading of the Common Stock on the Nasdaq National Market is expected to commence on the date of this Prospectus. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

                                  UNDERWRITING

     The Underwriters named below, acting through PaineWebber Incorporated and Unterberg Harris (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    PaineWebber Incorporated..................................................
    Unterberg Harris..........................................................

                                                                                ---------
              Total...........................................................  3,000,000
                                                                                 ========


     The Underwriting Agreement provides that the obligations of the Underwriters to purchase all of the shares of Common Stock are subject to certain conditions. The Underwriters are committed to purchase, and the Company is obligated to sell, all of the shares of Common Stock offered by this Prospectus, if any of the shares of Common Stock being sold pursuant to the Underwriting Agreement are purchased.


     Of the 3,000,000 shares of Common Stock offered hereby, 201,612 shares (assuming an initial public offering price of $16.00 per share) are being reserved for sale to AOL, which has indicated that it intends to purchase such shares from the Underwriters at the initial public offering price less underwriting discounts and commissions. Upon completion of this offering, the Company will also issue a warrant to AOL for the future purchase of up to 219,375 additional shares of Common Stock (assuming an initial public offering price of $16.00 per share) at the initial public offering price per share. See "Description of Capital Stock -- Warrants."


     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession not in excess of
$          per share. The Underwriters may allow, and such dealers may reallow,
a discount not in excess of $          per share. After the initial public
offering, the public offering price and the concessions and discounts may be changed by the Representatives.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price less the underwriting discount and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as is approximately the percentage of shares of Common Stock that it is obligated to purchase of the total number of the shares under the Underwriting Agreement as shown in the table set forth above.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute payments that the Underwriters may be required to make in respect thereof.

     The Company, its directors and executive officers and certain stockholders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus, except (i) for shares of Common Stock offered hereby; (ii) with the prior written consent of PaineWebber Incorporated; and (iii) in the case of the Company, for the issuance of shares of Common Stock upon the exercise of options or the grant of options to purchase shares of Common Stock.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Accordingly, the initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, its current financial condition, its future prospects, the market for its products, the experience of its management, the economic conditions of the Company's industry in general, the general condition of the equity securities market, the demand for similar securities of companies considered comparable to the Company and other relevant factors.


     Affiliates of Unterberg Harris are stockholders of the Company and Robert
C. Harris, Jr., a co-founder and a Managing Director of Unterberg Harris, is a director and stockholder of the Company. See "Management," "Certain Transactions" and "Principal Stockholders." Unterberg Harris acted as financial advisor to Telebase in connection with the Merger, for which it received a warrant to purchase 37,500 shares of Common Stock at an exercise price of $3.20 per share as compensation. Accordingly, this offering is being made pursuant to Rule 2720 of the NASD's Conduct Rules. PaineWebber Incorporated is acting as qualified independent underwriter and has agreed to assume the responsibilities of acting as such in pricing this offering and conducting due diligence.



     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with this offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by its counsel, Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019. O'Sullivan Graev & Karabell, LLP, 30 Rockefeller Plaza, New York, New York 10112 is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The audited consolidated financial statements of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of N2K Inc., a New York corporation, as of December 31, 1995 appearing in the Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon appearing elsewhere in the Registration Statement and have been included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, which can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Statements contained in this Prospectus as to the contents of any contract or other document to which reference is made are summaries of the material terms of such contracts or documents, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing updated summary financial information for each of the first three quarters of each fiscal year.

                           N2K INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
CONSOLIDATED FINANCIAL STATEMENTS OF N2K INC. AND SUBSIDIARIES
  Report of Independent Public Accountants..........................................     F-2
  Consolidated Balance Sheets.......................................................     F-3
  Consolidated Statements of Operations.............................................     F-4
  Consolidated Statements of Stockholders' Equity...................................     F-5
  Consolidated Statements of Cash Flows.............................................     F-6
  Notes to Consolidated Financial Statements........................................     F-7

FINANCIAL STATEMENTS OF NEW YORK N2K
  Independent Auditors' Report......................................................    F-26
  Balance Sheet.....................................................................    F-27
  Statement of Operations...........................................................    F-28
  Statement of Stockholders' Equity.................................................    F-29
  Statement of Cash Flows...........................................................    F-30
  Notes to Financial Statements.....................................................    F-31

     After the one-for-four reverse stock split of each outstanding share of Common stock and the reorganization of the Company as a Delaware corporation, as discussed in Note 1 of Notes to Consolidated Financial Statements is effected, we expect to be in a position to render the following audit report.


                                                 /s/ ARTHUR ANDERSEN LLP

Philadelphia, Pa.

September 26, 1997


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To N2K Inc.:

     We have audited the accompanying consolidated balance sheets of N2K Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N2K Inc. and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                           N2K INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                DECEMBER 31,            JUNE 30,        PRO FORMA
                                                         --------------------------   ------------    STOCKHOLDERS'
                                                            1995           1996           1997       EQUITY (NOTE 1)
                                                         -----------   ------------   ------------   ---------------
                                                                                      (UNAUDITED)      (UNAUDITED)
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $   547,624   $  4,483,450   $    669,722
  Restricted cash......................................      500,000             --             --
  Accounts receivable, net.............................        1,515         63,549        403,261
  Prepaid expenses.....................................       79,001        703,657        965,403
  Inventory............................................           --        113,824         56,079
  Advances and recoupable costs........................           --         86,525      1,478,647
                                                         -----------   ------------   ------------
    Total current assets...............................    1,128,140      5,451,005      3,573,112
                                                         -----------   ------------   ------------
NET ASSETS OF DISCONTINUED OPERATIONS..................      178,663         14,446             --
                                                         -----------   ------------   ------------
PROPERTY AND EQUIPMENT:
  Computer equipment...................................      772,851      2,289,944      2,684,858
  Office furniture and equipment.......................       63,839        491,942        712,367
  Leasehold improvements...............................       31,290        486,877      1,077,783
  Property and equipment under capital leases..........      498,802        868,436      1,076,662
                                                         -----------   ------------   ------------
                                                           1,366,782      4,137,199      5,551,670
  Less -- Accumulated depreciation and amortization....     (867,253)    (1,002,435)    (1,481,855)
                                                         -----------   ------------   ------------
    Net property and equipment.........................      499,529      3,134,764      4,069,815
                                                         -----------   ------------   ------------
OTHER ASSETS:
  Intangible assets, net...............................           --        320,162        282,158
  Restricted cash......................................      167,000        167,000        167,000
  Other................................................           --        299,093        305,895
                                                         -----------   ------------   ------------
    Total other assets.................................      167,000        786,255        755,053
                                                         -----------   ------------   ------------
                                                         $ 1,973,332   $  9,386,470   $  8,397,980
                                                         ===========   ============   ============

                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Line of credit.......................................  $   400,000   $         --   $    850,000
  Current portion of capital lease obligations.........       63,504        182,868        225,009
  Accounts payable.....................................      236,182      1,088,657      1,873,887
  Accrued compensation.................................       81,239        529,063        662,101
  Accrued royalties....................................           --             --        116,271
  Other accrued liabilities............................      343,255      1,595,752      1,448,130
                                                         -----------   ------------   ------------
    Total current liabilities..........................    1,124,180      3,396,340      5,175,398
                                                         -----------   ------------   ------------
NET LIABILITIES OF DISCONTINUED
  OPERATIONS...........................................           --             --         23,255
                                                         -----------   ------------   ------------
CAPITAL LEASE OBLIGATIONS..............................      149,253        235,153        298,938
                                                         -----------   ------------   ------------
OTHER LONG-TERM LIABILITIES............................       50,915        309,100        328,271
                                                         -----------   ------------   ------------
COMMON STOCK SUBJECT TO PUT RIGHTS.....................           --        537,498        537,498    $          --
                                                         -----------   ------------   ------------     ------------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 40,000,000 shares
    authorized, 4,056,695, 15,397,088 and 17,757,417
    shares issued and outstanding; none issued and
    outstanding pro forma..............................        4,057         15,397         17,757               --
  Common stock, $.001 par value, 100,000,000 shares
    authorized, 1,566,975, 2,923,216 and 3,083,009
    shares issued and outstanding; 8,114,577 shares
    issued and outstanding pro forma...................        1,567          2,923          3,083            8,115
  Additional paid-in capital...........................    8,539,777     31,694,385     39,424,472       39,974,695
  Accumulated deficit..................................   (7,896,417)   (26,804,326)   (37,410,692)     (37,410,692)
                                                         -----------   ------------   ------------     ------------
    Total stockholders' equity.........................      648,984      4,908,379      2,034,620    $   2,572,118
                                                                                                       ============
                                                         -----------   ------------   ------------
                                                         $ 1,973,332   $  9,386,470   $  8,397,980
                                                         ===========   ============   ============


        The accompanying notes are an integral part of these statements.

                           N2K INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                     JUNE 30,
                                ----------------------------------------   --------------------------
                                   1994          1995           1996          1996           1997
                                -----------   -----------   ------------   -----------   ------------
                                                                           (UNAUDITED)
NET REVENUES................    $        --   $    96,505   $  1,655,704   $   529,579   $  2,936,895
COST OF REVENUES............             --        85,176      1,637,319       511,057      2,477,643
                                -----------   -----------   ------------   -----------   ------------
     Gross profit...........             --        11,329         18,385        18,522        459,252
OPERATING EXPENSES:
  Operating and
     development............        257,826     1,034,617      7,811,061     2,152,401      4,610,615
  Sales and marketing.......        173,415     1,077,649      2,726,291       743,365      3,814,133
  General and
     administrative.........        896,195       871,667      2,477,995       997,832      1,818,808
  Charge for purchased
     research and
     development............             --            --      5,242,523     5,242,523             --
                                -----------   -----------   ------------   -----------   ------------
     Operating loss.........     (1,327,436)   (2,972,604)   (18,239,485)   (9,117,599)    (9,784,304)
INTEREST AND OTHER INCOME...         73,359       106,370        352,531       105,201         85,421
INTEREST EXPENSE............        (48,398)      (18,237)       (52,281)      (30,902)       (50,100)
                                -----------   -----------   ------------   -----------   ------------
     Loss from continuing
       operations...........     (1,302,475)   (2,884,471)   (17,939,235)   (9,043,300)    (9,748,983)
INCOME (LOSS) FROM
  DISCONTINUED OPERATIONS...      1,444,885     1,289,671       (968,674)      157,271       (415,970)
                                -----------   -----------   ------------   -----------   ------------
NET INCOME (LOSS)...........    $   142,410   $(1,594,800)  $(18,907,909)  $(8,886,029)  $(10,164,953)
                                ===========   ===========   ============   ===========   ============
PRO FORMA LOSS PER COMMON
  SHARE (Note 1)
  (unaudited):
  Loss from continuing
     operations.............                                $      (2.55)                $      (1.19)
  Discontinued operations...                                       (0.14)                       (0.05)
                                                            ------------                 ------------
  Pro forma net loss per
     Common share...........                                $      (2.69)                $      (1.24)
                                                            ============                 ============
SHARES USED IN COMPUTING PRO
  FORMA NET LOSS PER COMMON
  SHARE (unaudited).........                                   7,041,955                    8,229,371
                                                            ============                 ============


        The accompanying notes are an integral part of these statements.

                           N2K INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                             ADDITIONAL
                                       PREFERRED   COMMON      PAID-IN     ACCUMULATED
                                         STOCK      STOCK      CAPITAL       DEFICIT         TOTAL
                                       ---------   -------   -----------   ------------   ------------
BALANCE, DECEMBER 31, 1993...........   $  3,257   $ 1,567   $ 6,981,333   $ (6,444,027)  $    542,130
  Issuance of Series D Preferred
     stock, net......................        800        --     1,558,284             --      1,559,084
  Common stock options exercised.....         --        --            80             --             80
  Net income.........................         --        --            --        142,410        142,410
                                         -------    ------   -----------   ------------   ------------
BALANCE, DECEMBER 31, 1994...........      4,057     1,567     8,539,697     (6,301,617)     2,243,704
  Common stock options exercised.....         --        --            80             --             80
  Net loss...........................         --        --            --     (1,594,800)    (1,594,800)
                                         -------    ------   -----------   ------------   ------------
BALANCE, DECEMBER 31, 1995...........      4,057     1,567     8,539,777     (7,896,417)       648,984
  Issuance of Common stock and Series
     E Preferred stock in connection
     with purchase of New York N2K...      1,348     1,348     4,148,708             --      4,151,404
  Issuance of Series E Preferred
     stock...........................      4,659        --     3,722,701             --      3,727,360
  Issuance of Series F Preferred
     stock, net......................      5,333        --    15,262,951             --     15,268,284
  Issuance of Common stock for
     services rendered...............         --         6        14,244             --         14,250
  Common stock options exercised.....         --         2         6,004             --          6,006
  Net loss...........................         --        --            --    (18,907,909)   (18,907,909)
                                         -------    ------   -----------   ------------   ------------
BALANCE, DECEMBER 31, 1996...........     15,397     2,923    31,694,385    (26,804,326)     4,908,379
Issuance of Series G Preferred stock,
  net................................      2,480        --     7,213,051             --      7,215,531
Conversion of Series C Preferred
  stock to Common stock..............       (120)       34            86             --             --
Common stock purchase and
  retirement.........................         --       (37)           --       (441,413)      (441,450)
Common stock options exercised.......         --       163       516,950             --        517,113
Net loss.............................         --        --            --    (10,164,953)   (10,164,953)
                                         -------    ------   -----------   ------------   ------------
BALANCE, JUNE 30, 1997 (unaudited)...   $ 17,757   $ 3,083   $39,424,472   ($(37,410,692) $  2,034,620
                                         =======    ======   ===========   ============   ============
PRO FORMA BALANCE (Note 1)
  (unaudited)........................   $     --   $ 8,115   $39,974,695   $(37,410,692)  $  2,572,118
                                         =======    ======   ===========   ============   ============


        The accompanying notes are an integral part of these statements.

                           N2K INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                           SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                          ---------------------------------------     ---------------------------
                                                             1994         1995           1996             1996           1997
                                                          ----------   -----------   ------------     ------------   ------------
                                                                                                              (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).....................................  $  142,410   $(1,594,800)  $(18,907,909)    $ (8,886,029)  $(10,164,953)
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities --
    Depreciation and amortization.......................     290,653       238,558        767,357          279,718        588,023
    Loss on property disposal...........................          --            --             --               --         79,620
    Provision for doubtful accounts and returns.........      18,000            --         18,000            9,000        138,574
    Charge for purchased research and development.......          --            --      5,242,523        5,242,523             --
    Issuance of Common stock for services rendered......          --            --         14,250           14,250             --
    Decrease (increase) in --
      Restricted cash...................................          --            --        500,000          500,000             --
      Accounts receivable...............................    (202,463)      485,839        461,356         (144,512)      (390,826)
      Prepaid expenses..................................     (26,343)      (30,225)      (610,365)        (283,305)      (284,959)
      Inventory.........................................          --            --       (113,824)              --         57,745
      Advances and recoupable costs.....................          --            --        (86,525)              --     (1,392,122)
      Other assets......................................       7,367          (229)       (49,144)         (63,259)       (11,598)
    Increase (decrease) in --
      Accounts payable..................................      89,793       (30,951)     1,177,839          721,902      1,039,466
      Accrued compensation..............................      43,025        44,335        484,819          103,469         46,291
      Accrued royalties.................................          --            --             --               --        116,271
      Other accrued liabilities.........................    (457,948)       34,121        308,858         (216,245)      (373,379)
      Other long-term liabilities.......................         (47)      (20,671)        59,073           39,399         19,171
                                                          ----------   -----------   ------------      -----------    -----------
         Net cash used in operating activities..........     (95,553)     (874,023)   (10,733,692)      (2,683,089)   (10,532,676)
                                                          ----------   -----------   ------------      -----------    -----------
INVESTING ACTIVITIES:
  Purchases of and deposits on property and equipment...    (255,847)     (338,721)    (2,933,196)        (918,792)    (1,319,946)
  Acquisition of New York N2K, net of cash acquired.....          --            --       (224,077)        (224,077)            --
  Purchase of Rocktropolis website......................          --            --       (671,744)        (671,744)            --
                                                          ----------   -----------   ------------      -----------    -----------
         Net cash used in investing activities..........    (255,847)     (338,721)    (3,829,017)      (1,814,613)    (1,319,946)
                                                          ----------   -----------   ------------      -----------    -----------
FINANCING ACTIVITIES:
  Net borrowings (repayments) under line of credit......    (400,000)      400,000       (400,000)        (400,000)       850,000
  Payments on capital lease obligations.................    (117,959)     (109,476)      (103,115)         (14,468)      (102,300)
  Payments on subordinated note.........................     (75,000)           --             --               --             --
  Proceeds from issuance of Preferred stock, net........   1,559,084            --     18,995,644       18,995,644      7,215,531
  Proceeds from exercise of Common stock options........          80            80          6,006              162         75,663
                                                          ----------   -----------   ------------      -----------    -----------
         Net cash provided by financing activities......     966,205       290,604     18,498,535       18,581,338      8,038,894
                                                          ----------   -----------   ------------      -----------    -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     614,805      (922,140)     3,935,826       14,083,636     (3,813,728)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........     854,959     1,469,764        547,624          547,624      4,483,450
                                                          ----------   -----------   ------------      -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD................  $1,469,764   $   547,624   $  4,483,450     $ 14,631,260   $    669,722
                                                          ==========   ===========   ============      ===========    ===========


        The accompanying notes are an integral part of these statements.

                           N2K INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED


                      JUNE 30, 1996 AND 1997 IS UNAUDITED)


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY:

     Background


     N2K Inc. (the Company or N2K), formerly Telebase Systems, Inc., was formed as a result of the merger in February 1996, of N2K Inc., a New York corporation (New York N2K) which was founded in 1995, and Telebase Systems, Inc. (Telebase), which was founded in 1984 as a provider of on-line information services (see
Note 2). In 1994, recognizing increasing opportunities in the entertainment market, Telebase expanded its strategy to include music entertainment. In April 1997, the Company discontinued its on-line information services business and in August 1997, the Company sold substantially all of the net assets of this business. The operations of the on-line information services business have been accounted for as discontinued operations (see Note 3).



     The Company is an on-line music entertainment company using the Internet as a global platform for promoting, marketing and selling music and related merchandise. The Company's strategy is to build loyal user communities around genre-specific websites that provide music content and enable consumers to purchase compact discs (CDs), cassettes and related merchandise. The Company believes that as its user base continues to grow, it will be able to increase revenues from sales of music, related merchandise, advertising and sponsorship programs.



     The Company has also established its own record label, N2K Encoded Music, which uses the Company's websites, as well as record stores and other traditional distribution channels, to promote, distribute and sell original and licensed artist recordings. Since January 1997, the Company has released its initial 12 recordings on the N2K Encoded Music label under the direction of Grammy Award-winning producer, Phil Ramone. The Company expects that many of its N2K Encoded Music CDs will feature enhanced multimedia capabilities and Internet connectivity software.



     The Company has incurred significant losses and expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. As of June 30, 1997, the Company had an accumulated deficit of $37,410,692. The Company has incurred losses from continuing operations of $17,939,235 and $9,748,983 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. Since its inception, the Company has incurred costs to develop and enhance its technology, to create, introduce and enhance its websites, to establish marketing and distribution relationships and to build an administrative organization. The Company currently intends to increase substantially its operating expenses as a result of the Company's strategic alliances, to fund increased sales and marketing, to enhance existing websites and to implement strategic relationships important to the success of the Company. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of music recordings, related merchandise, advertising and sponsorship to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations to continue for the foreseeable future as it continues to develop and market its business.



     In April 1997, the Company sold 2,480,329 shares of Series G Preferred stock at $3 per share, including 17,000 shares issued as a finder's fee, and received gross proceeds of $7,389,987 and net proceeds of $7,215,531. Additionally, the Company issued warrants to purchase 48,555 shares of Common stock at an exercise price of $12 per share as a placement fee relating to this transaction. Pursuant to the stock purchase agreement for the Series G Preferred stock, if the Company consummates an initial public offering of stock in 1997 at a price per share that is less than $14, the Company is required to pay each of the purchasers of the Series G Preferred stock, either in cash or in additional shares of Common stock, the difference between the initial public offering price and $14 (see Note 7).

                           N2K INC. AND SUBSIDIARIES

     In July 1997, the Company issued an aggregate principal amount of $1,750,000 in the form of promissory notes to Lawrence L. Rosen, Jonathan V. Diamond and Robert David Grusin (the Management Notes), each of whom loaned the Company $583,333. The Management Notes bear interest at 14% per annum and are due on the earlier of (i) a change of control of the Company, as defined, and
(ii) March 31, 1998; however, if still outstanding, the Management Notes will convert into 109,374 shares of Common stock (assuming an initial public offering price of $16 per share) upon the consummation of the Company's initial public offering. In consideration for these loans, the Company issued an aggregate of 48,609 warrants to purchase 48,609 shares of Common stock, representing 16,203 warrants to each of Messrs. Rosen, Diamond and Grusin. The warrants are exercisable at a price of $12 per share and expire in July 2004.



     In August 1997, the Company issued an aggregate principal amount of $6,021,600 in the form of Senior Notes (the Senior Notes) to a group of five institutional investors affiliated with an insurance company and one existing stockholder of the Company. The Senior Notes bear interest at 14% per annum and are due on the earlier of (i) consummation of the Company's initial public offering, (ii) a change of control of the Company, as defined, and (iii) March 31, 1998. In consideration for these loans, the Company issued an aggregate of 167,266 warrants to purchase 167,266 shares of Common stock. The warrants are exercisable at a price of $12 per share and expire in August 2004. In addition, the Company issued warrants to purchase 83,389 shares of Common stock at an exercise price of $12 per share as a placement fee relating to this transaction. A portion of the proceeds of the Company's initial public offering will be used to repay the Senior Notes. The Senior Notes have been recorded net of the estimated value ($800,000) associated with these warrants. This discount is being amortized over the term of the debt through March 31, 1998. In connection with the repayment of the Senior Notes, the Company will record a charge to its statement of operations in the fiscal quarter in which this offering is consummated. This charge will be equal to the unamortized portion of the discount on the Senior Notes which was approximately $614,000 as of September 26, 1997.



     In August 1997, the Company sold substantially all of the net assets of its discontinued operation and received $3,000,000, which was paid in cash at closing (see Note 3). Based upon the Series G Preferred stock financing, the issuance of Management and Senior Notes and the cash generated from the sale of its discontinued operations, the Company believes that adequate resources are available to fund the Company's operations for the year ending December 31, 1997.



     The Company and America Online, Inc. (AOL) formed a strategic alliance as of September 1, 1997 pursuant to an interactive marketing agreement (AOL Contract), which provides for N2K to be featured as the exclusive on-line music retailer within the MusicSpace channel of AOL's on-line service. In addition, pursuant to the terms of the AOL Contract, an N2K banner will continuously appear in a prominent place on the main screen of the MusicSpace channel and will link to a customized MusicBoulevard website. N2K will also receive an anchor tenant position in the music retailing department of AOL's Shopping channel. Although a limited number of other music retailers may appear in the Shopping channel, none will be featured or promoted more prominently than N2K. The AOL Contract also provides for an integrated package of placements, promotions and links through AOL.com, linking to the customized MusicBoulevard website. N2K will also be promoted on the results pages for certain music-related searches conducted through the AOL NetFind search engine on AOL.com. N2K and AOL have also agreed to cooperate in the sale of advertising on the websites governed by the terms of the AOL Contract. Each party shall have the first right to sell any advertising or promotional spaces which reside on their servers. In consideration of the marketing, promotion, advertising and other services AOL will provide under the AOL Contract, N2K has agreed to pay AOL a total of $18,000,000 over a three-year contract term, of which $12,000,000 will be paid between contract execution and the earlier of consummation of this offering and December 1, 1997, with additional payments of $3,000,000 to be made on each of November 1, 1998 and November 1, 1999. The Company expects to amortize the costs associated with the AOL Contract over the initial contract term of three years. After the initial three year term, the AOL Contract may be renewed at the option of AOL for additional one-year terms.



     In connection with the AOL Contract, AOL and the Company entered into an agreement, pursuant to which AOL intends to purchase from the Underwriters at the initial public offering price per share (less

                           N2K INC. AND SUBSIDIARIES
underwriting discounts and commissions) an aggregate amount of $3,000,000. In addition, the Company expects to grant AOL a warrant for the future purchase of up to 219,375 additional shares (assuming an initial public offering price of $16 per share) of Common Stock (the AOL Warrant) at an exercise price equal to the initial public offering price per share. The AOL Warrant will be exercisable as to one-half of the total number of shares on the first anniversary of the date of issuance and as to the balance of the shares on the second anniversary of the date of issuance. The AOL Warrant expires in September 2004. The fair value of these warrants will be amortized over the initial term of the AOL Contract.



     On September 23, 1997, the Company entered into a sponsorship agreement with Excite, Inc. (Excite) (the Excite Contract), pursuant to which N2K will be the exclusive retail music store sponsor of the www.excite.com website, provide certain music-related content to the www.excite.com website, create a co-branded area of Music Boulevard, the Company's website, and participate in joint promotions to customers of this co-branded area. The Excite Contract provides for the Company to pay Excite an initiation fee, an annual exclusivity fee, as well as an annual sponsorship fee for ongoing programming, links, placements, advertisements and promotions. Under the terms of the Excite Contract, the Company will also pay Excite a specified share of gross margins realized by the Company on transactions, advertising, sponsorship, promotions and other revenues generated during the term of the Excite Contract on Music Boulevard as a result of users referred from the www.excite.com website. In consideration of the sponsorship opportunity afforded to the Company under the Excite Contract, N2K has agreed to pay Excite a guaranteed minimum total of $9,800,000 over a two-year contract term, of which $2,800,000 will be paid between contract execution and December 31, 1997, with additional payments of $2,875,000 during 1998 and $4,125,000 during 1999. The Company expects to amortize the costs associated with the Excite Contract over the initial contract term which expires on the second anniversary of the commencement date, which is anticipated to be on or about October 15, 1997. Pursuant to the terms of the agreement, Excite is obligated to offer the Company the right of first refusal to negotiate with Excite for renewal of the Excite Contract.


     Unaudited Pro Forma Stockholders' Equity


     In conjunction with the proposed initial public offering of the Company's Common stock (the Offering), all of the outstanding shares of the Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred stock will convert into Common stock upon the consummation of the Offering. The unaudited pro forma Stockholders' equity at June 30, 1997 reflects the assumed conversion of the Series A, Series B, Series C, Series D, Series E, Series F and Series G Preferred stock into 171,276, 178,569, 566,399, 615,381, 1,501,755,
1,333,321 and 620,077 shares, respectively, of Common stock. Additionally, the put rights associated with the 44,790 shares of Common stock issued in connection with the Rocktropolis transaction valued at $537,498 expire upon consummation of the Offering. The unaudited pro forma Stockholders' equity at June 30, 1997 reflects the conversion of the Common stock Subject to Put Rights into Common stock and Additional paid-in capital (see Note 2).


     Stock Split and Reorganization


     On           , 1997, the Company effected a one-for-four reverse stock
split of each outstanding share of Common stock in N2K Inc., a Pennsylvania corporation, prior to the reorganization of N2K Inc. as a Delaware corporation, which will occur immediately prior to the date of this Prospectus. All share, stock option and warrant data have been restated to reflect the reverse stock split.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Interim Financial Statements


     The consolidated financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of

                           N2K INC. AND SUBSIDIARIES
operations for the six months ended June 30, 1996 and 1997 are not necessarily indicative of the results to be expected for the entire year.


     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     For purposes of the Consolidated Statements of Cash Flows, the Company considers investment instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents are comprised of investments in various mutual and money market funds, as well as short-term notes.

     Supplemental Disclosures of Cash Flow Information


     For the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997, the Company paid interest of $50,809, $18,237, $52,281, $30,903 and $43,622, respectively. Income taxes paid in 1994, 1995 and 1996 were immaterial. The Company incurred $159,099, $99,454 and $208,226 of capital lease obligations during 1994, 1995 and the six months ended June 30, 1997, respectively. There were no capital lease obligations incurred during 1996.

                           N2K INC. AND SUBSIDIARIES

     The following table displays the noncash assets and liabilities that were consolidated as a result of the New York N2K acquisition on February 13, 1996 (see Note 2):

        Noncash assets (liabilities):
          Accounts receivable...........................................  $    78,090
          Prepaid expenses..............................................        3,540
          Property and equipment........................................      557,455
          Other assets..................................................       36,612
          Goodwill......................................................      280,000
          Charge for purchased research and development.................    4,133,281
          Accounts payable and other accrued liabilities................     (405,118)
          Capital lease obligations.....................................     (308,379)
                                                                          -----------
             Net noncash assets acquired................................    4,375,481
             Less -- Preferred stock issued.............................   (1,078,286)
                     Common stock issued................................   (3,073,118)
                                                                          -----------
          Cash paid, net of cash acquired...............................  $   224,077
                                                                          ===========

     Additionally, the following table displays the noncash assets that were acquired as a result of the Rocktropolis website acquisition on June 21, 1996 (see Note 2):

        Noncash assets:
          Charge for purchased research and development..................  $1,109,242
          Intangible assets..............................................     100,000
                                                                           ----------
             Net noncash assets acquired.................................   1,209,242
             Less -- Common stock issued.................................    (537,498)
                                                                           ----------
        Cash paid........................................................  $  671,744
                                                                           ==========

     Advances and Recoupable Costs

     In accordance with Statement of Financial Accounting Standards No. 50, "Financial Reporting in the Record and Music Industry," advances to artists and producers and other recoupable costs are capitalized as an asset when the current popularity and past performance of the artist or producer provides a sound basis for estimating the probable future recoupment of such advances from earnings otherwise payable to the artist or producer. Any portion of such advances not deemed to be recoupable from future royalties is reserved at the balance sheet date. All other significant advances which do not meet the above criteria are expensed when paid.

     Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Computer equipment is depreciated primarily over an estimated useful life of 4 years and office furniture and equipment is depreciated over an estimated useful life of 4 to 8 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. Improvements and betterments are capitalized, and maintenance and repair costs are charged to expense as incurred. Upon retirement or disposition, the applicable property amounts are relieved from the accounts, and any gain or loss is recorded in the consolidated statement of operations.

                           N2K INC. AND SUBSIDIARIES

     Intangible Assets


     Intangible assets consist of acquired technology costs and the Rocktropolis trade name and are being amortized over 5 years on a straight-line basis.



     The Company evaluates the realizability of intangible assets based on estimates of undiscounted future cash flows over the remaining useful life of the asset. If the amount of such estimated undiscounted future cash flow is less than the net book value of the asset, the asset is written down to its net realizable value. As of June 30, 1997, no such write-down was required.


     Revenue Recognition

     Revenues from the sale of music CDs and cassettes sold via the Internet, include shipping and handling charges, and are recognized at the time of shipment. The Company records the estimated gross profit which will be lost due to current year's shipments being returned in future periods as a reduction of revenues and cost of revenues in the period of shipment.


     Beginning in January 1997, in connection with the Company's first record release, revenues began to be derived from the sale of original and licensed artist recordings. Revenues are recognized at the time of shipment. Provision is made for the estimated effect of sales returns where right-of-return privileges exist. Returns of product from customers are accepted in accordance with standard industry practice. The full amount of the returns allowance (estimated returns to be received net of distribution, royalty and inventory costs) is shown, along with the allowance for doubtful accounts, as a reduction of accounts receivable in the accompanying consolidated financial statements.


     The Company has numerous agreements with other companies in the entertainment business which provide for, among other things, the Company to pay a percentage of revenues, as defined, derived from customers entering the Company's website via the websites of these other companies. The Company records these costs in cost of revenues at the time the related revenues are recorded.


     Revenues from barter transactions are recognized as earned. Barter transactions are recorded at the estimated fair value of the goods or services received. To date, barter transactions have been insignificant.


     Advertising revenues are derived from the sale of advertising on the Company's websites. Advertising revenues are recognized in the period the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions", or times that any advertisement is viewed by users on the Company's websites. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression levels are achieved. Revenues from the sale of certain advertising on the Company's websites are shared with third parties under the terms of certain agreements. The Company records advertising revenues net of amounts allocable to third parties under the terms of such agreements. To date, amounts allocable to third parties have not been significant.


     International net revenues were $25,570, $650,258, $194,702 and $1,108,501 for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively.


     Operating and Development Expenses


     Operating and development expenses consist of software engineering, multimedia production, graphic design, artist relations, inventory management and computer operations which support the Company's products. For the years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, the Company incurred costs of $724,326, $3,051,174, $1,047,364 and
$1,895,064, respectively, relating to research and development. These amounts are included in operating and development expenses as shown in

                           N2K INC. AND SUBSIDIARIES
the accompanying consolidated statements of operations. Research and development costs in 1994 were immaterial.



     Advertising Expenses



     Promotional costs incurred in connection with the N2K Encoded Music label are capitalized for unreleased projects and expensed when the related product is released. All other advertising and promotional costs incurred by the Company are expensed the first time the advertising takes place. Advertising and promotion expense was $388,748, $1,759,515, $445,625 and $1,356,120 for the
years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively, and is included in sales and marketing expenses in the accompanying consolidated statements of operations. There were no advertising expenses incurred in 1994.


     Charge for Purchased Research and Development

     In connection with the acquisition of New York N2K in February 1996 and the rock website, Rocktropolis, in June 1996 (see Note 2), $5,242,523 of the aggregate purchase price was allocated to incomplete research and development projects. Accordingly, these costs were charged to expense as of the acquisition dates. The development of these projects had not yet reached technological feasibility and the technology had no alternative future use. The acquired technology required substantial additional development by the Company.

     Pro Forma Net Loss Per Common Share (Unaudited)


     Pro forma net loss per Common share was calculated by dividing net loss by the weighted average number of common shares outstanding for the respective periods adjusted for the dilutive effect of common stock equivalents, which consist of stock options using the treasury stock method. Pursuant to the requirements of the Securities and Exchange Commission, common stock issued by the Company during the 12 months immediately preceding the initial public offering, plus the number of common equivalent shares which became issuable during the same period pursuant to the grant of common stock options and warrants, have been included in the calculation of the shares used in computing pro forma net loss per Common share as if they were outstanding for all periods presented (using the treasury stock method and the initial public offering price of $16 per Common share). Pursuant to the policy of the staff of the Securities and Exchange Commission, the calculation of shares used in computing pro forma net loss per Common share also includes the Series A, Series B, Series C, Series D, Series E and Series F Preferred stock which will convert into 171,276, 178,569, 566,399, 615,381, 1,501,755 and 1,333,321 shares, respectively, of
Common stock upon the consummation of the Offering contemplated in this Prospectus as if they were converted to Common stock on their original date of issuance. The Series G Preferred stock, which will convert into 620,077 shares of Common stock upon the consummation of the Offering, have been included as outstanding for all periods presented (using the treasury stock method and the initial public offering price of $16 per Common share) since they were issued during the twelve months immediately preceding the initial public offering (see
Note 7).


     Major Supplier and Distribution Agreement

     The Company currently has a contract with Valley Record Distributors (Valley), which is currently the Company's primary provider of order fulfillment for direct-to-consumer recorded music products. The Company has no fulfillment operation or facility of its own and, accordingly, is dependent upon maintaining its existing relationship with Valley or establishing a new fulfillment relationship with one of the few other fulfillment operations. There can be no assurance that the Company will maintain its relationship with Valley beyond the term of its existing agreement, which was entered into in May 1995 for a three-year period, or that

                           N2K INC. AND SUBSIDIARIES
it will be able to find an alternative, comparable supplier capable of providing fulfillment services on terms satisfactory to the Company should its relationship with Valley terminate. An unanticipated termination of the Company's relationship with Valley, particularly during the fourth quarter of the calendar year in which a high percentage of recorded music sales are made, could materially adversely affect the Company's results of operations for the quarter in which such termination occurred even if the Company was able to establish a relationship with an alternative fulfillment house. This contract expires in May 1998. The Company is currently negotiating a new contract with Valley which, if executed, would extend the term of the agreement. Valley may terminate its existing agreement with the Company upon 90 days' written notice, in the event that Valley decides to discontinue providing fulfillment services to all of Valley's on-line service customers. To date, Valley has satisfied the Company's requirements on a timely basis. However, to the extent that Valley does not have sufficient capacity and is unable to satisfy on a timely basis increasing requirements of the Company, such capacity constraint would have a material adverse effect on the Company's business, results of operations and financial condition.



     On October 16, 1996, the Company and RED Distribution, Inc. (RED), a subsidiary of Sony Music Entertainment, Inc., entered into a letter agreement which provided that RED be the exclusive distribution agent in the United States for the N2K Encoded Music label. The agreement has a three-year term and provides for a distribution fee of between 16% to 20% of net revenues (as defined). The agreement provides that the Company will deliver at least 12 previously unreleased, newly compiled or recorded studio albums during each year of the term of the agreement and no less than 4 such albums during each six months of each year of the term of the agreement. The distribution services rendered by RED include billing and collecting from customers, bearing bad debts, distributing promotional items, advertising, undertaking retail marketing and inventory control activities and processing returns. The payment of the distribution fees owed to RED by the Company is secured by all of the Company's inventories in RED's possession awaiting distribution. The Company does not have a distribution operation of its own and, accordingly, is dependent upon maintaining its existing relationship with RED or establishing a new distribution relationship with a comparable distributor. There can be no assurance that the Company will maintain its relationship with RED beyond the term of its existing agreement. The termination of such relationship would, absent establishing a substitute relationship with another distributor, have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that alternative distributors would be available on terms satisfactory to the Company should its relationship with RED terminate. As the Company's first recording was released in January 1997, there was no activity under this agreement prior to December 31, 1996. For the six months ended June 30, 1997, $787,804 in gross product revenues and $617,968 in net product revenues were generated through RED, respectively. Net amounts due from RED as of June 30, 1997, were approximately $322,000, which are included in accounts receivable in the accompanying consolidated balance sheets.


2.  ACQUISITIONS:

     Acquisition of New York N2K


     On February 13, 1996, New York N2K merged with and into Telebase in a transaction accounted for as a purchase. Telebase issued 1,347,857 shares of Common stock valued at $3,073,118 and 1,347,860 shares of Series E Preferred stock valued at $1,078,286 in exchange for all of the outstanding Common stock of New York N2K. The fair value assigned to the Common stock was determined based upon an independent appraisal. Telebase is the surviving corporation; however, the corporate name of the surviving corporation was changed to N2K Inc. Telebase was the acquirer in this purchase. The results of the acquired business have been included in the consolidated financial statements from the date of acquisition. The total purchase price of $4,375,481, including transaction costs, was allocated to the assets acquired and liabilities assumed based on their respective fair values. The Company recorded $4,133,281 of the purchase price as a charge to the consolidated statements of operations on the acquisition date as it was related to the fair value of incomplete research and development projects. The remaining balance of the purchase price of $280,000 was allocated to

                           N2K INC. AND SUBSIDIARIES
acquired technology costs and is being amortized over 5 years on a straight-line basis. If the acquisition of New York N2K had occurred on January 1, 1995, the unaudited pro forma information, after giving effect to the pro forma adjustments described below, would have been as follows:



                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                                1995               1996
                                                             -----------       ------------
    Unaudited pro forma revenues...........................  $   240,131       $  1,724,331
                                                              ==========        ===========
    Unaudited pro forma loss from continuing operations....  $(4,129,250)      $(14,189,842)
                                                              ==========        ===========
    Unaudited pro forma net loss...........................  $(2,839,579)      $(15,158,516)
                                                              ==========        ===========
    Unaudited pro forma net loss per Common share..........                          $(2.15)
                                                                                ===========


     The unaudited pro forma information does not purport to be indicative of the results that would have been attained if the operations had actually been combined for the periods presented and is not necessarily indicative of the operating results to be expected in the future.


     The pro forma adjustments consist of compensation charges for certain executive officers who did not receive any compensation from New York N2K prior to the merger and the amortization of the acquired technology costs. The amount of the compensation pro forma adjustment was $500,000 and $75,000 for the years ended December 31, 1995 and 1996, respectively. The amount of the acquired technology cost amortization pro forma adjustment was $46,667 and $7,000 for the years ended December 31, 1995 and 1996, respectively. Additionally, the above unaudited pro forma information excludes the one-time charge of $4,133,281 associated with the write-off of purchased research and development costs in connection with the New York N2K acquisition and includes the write-off of purchased research and development costs associated with the purchase of the Rocktropolis website for the year ended December 31, 1996. This one-time charge would have increased the unaudited pro forma net loss per Common share for the year ended December 31, 1996 by $0.57.


     On February 13, 1996, the Company sold 3,750,000 shares of Series E Preferred stock at $.80 per share and received gross proceeds of $3,000,000 (see
Note 7).

     Acquisition of Rocktropolis Website


     On June 21, 1996, the Company acquired the assets that relate to the rock website known as Rocktropolis, from Rocktropolis Enterprises, LLC for $633,000 in cash and 44,790 shares of Common stock valued at $537,498. The total purchase price of $1,209,242, including transaction costs, was allocated to the assets acquired based on their respective fair values. The Company recorded $1,109,242 of the purchase price as a charge to the consolidated statements of operations on the acquisition date as it was related to the fair value of incomplete research and development projects. The remaining balance of the purchase price was allocated to the Rocktropolis tradename and is being amortized on a straight-line basis over 5 years.



     The Common stock issued in connection with the acquisition of the Rocktropolis website may be "put" back to the Company at a price of $12 per share at any time beginning 366 days after the issuance date if there is not at that time a public market for shares of the Company's Common stock. Accordingly, the value of these shares ($537,498) is not included in Stockholders' equity in the accompanying consolidated balance sheets. The "put" rights expire upon the consummation of the Offering.



3.  DISCONTINUED OPERATIONS:



     In April 1997, the Company's Board of Directors approved a formal plan of disposal for its on-line information services business.



     The on-line information services business was accounted for as discontinued operations with a measurement date of April 4, 1997. The Company expected that the sale of the on-line information services business would result in a gain on the disposal of the segment's net assets which would be sufficient to offset the losses of the segment from the measurement date to the disposal date. As a result, no amounts were accrued in the

                           N2K INC. AND SUBSIDIARIES
accompanying financial statements relating to the disposal of the segment. The net losses from discontinued operations from the measurement date to the disposal date were recorded as an adjustment to the net assets or liabilities of the discontinued operations in the accompanying consolidated balance sheets. The accompanying consolidated financial statements reflect the operating results and balance sheet items of the discontinued operations separately from continuing operations.



     Effective August 1, 1997, the Company entered into an agreement for the sale of all of the net assets of the on-line information services business, except its accounts receivable and accounts payable. The total purchase price of $6,000,000 consists of $3,000,000 payable in cash at closing, and up to an additional $3,000,000 pursuant to an earn-out which, if and to the extent earned, is payable at the purchaser's sole discretion on March 31, 1999 and September 30, 1999, either in cash or that number of shares of its Common Stock having a market value equal to the amount to be paid. The earn-out is based upon the revenues of the business which are generated from July 1, 1997 through December 31, 1998. If revenues during the above period do not meet the specified target, the earn-out is reduced. If revenues during the above period exceed the specified target, the earn-out is increased, up to a maximum of $1,000,000. The Company will record the earn-out as a gain on the sale of discontinued operations when realized. At closing, the Company will record a gain on the sale of discontinued operations which the Company presently estimates will be approximately $1,500,000. In connection with the sale, the Company entered into a services agreement under which it will provide certain services and support personnel to the purchaser through September 1999 for a fixed monthly fee.



     Income (loss) from discontinued operations in the accompanying consolidated statements of operations were:



                                                                               SIX MONTHS ENDED JUNE
                                            YEAR ENDED DECEMBER 31,                     30,
                                     --------------------------------------   -----------------------
                                        1994          1995          1996         1996         1997
                                     -----------   -----------   ----------   ----------   ----------
Revenues...........................  $11,391,780   $10,976,711   $7,855,758   $4,633,940   $2,411,057
                                     ===========   ===========   ==========   ==========   ==========
Income (loss) before income
  taxes............................  $ 1,454,165   $ 1,289,971   $ (968,674)  $  157,271   $ (415,970)
Income taxes.......................        9,280           300           --           --           --
                                     -----------   -----------   ----------   ----------   ----------
Income (loss)......................  $ 1,444,885   $ 1,289,671   $ (968,674)  $  157,271   $ (415,970)
                                     ===========   ===========   ==========   ==========   ==========



     The assets and liabilities of the on-line information services business have been reclassified in the accompanying consolidated balance sheets to separately identify them as net assets (liabilities) of discontinued operations. A summary of these net assets (liabilities) of discontinued operations is as follows:



                                                          DECEMBER 31,             JUNE 30,
                                                    -------------------------     -----------
                                                       1995          1996            1997
                                                    -----------   -----------     -----------
    Current assets, excluding accounts
      receivable..................................  $    22,642   $    11,891     $    35,104
    Accounts receivable...........................    1,497,034     1,033,734         946,274
    Property and equipment, net...................      321,615       278,875         247,152
    Other assets..................................       22,700            --              --
    Current liabilities...........................   (1,503,435)   (1,310,054)     (1,251,785)
    Long-term liabilities.........................     (181,893)           --              --
                                                     ----------    ----------       ---------
    Net assets (liabilities) of discontinued
      operations..................................  $   178,663   $    14,446     $   (23,255)
                                                     ==========    ==========       =========


4.  MTV AGREEMENT:


     On December 18, 1996, the Company entered into a letter of intent creating a strategic alliance with MTV Networks (MTVN), the entity that controls the MTV and VH1 cable channels. As part of this alliance, MTVN provides the Company's internet site, Music Boulevard, with content and presents Music Boulevard, both on-air and on-line, as the exclusive partner for each of the MTV and VH1 websites. In exchange, the Company promotes MTV/VH1 on-line on Music Boulevard and has granted to MTVN the right to sell

                           N2K INC. AND SUBSIDIARIES
advertising on and share profits from MTV/VH1 sales made through Music Boulevard. In addition, a MTV/VH1 popular and rock section replaced the Company's offerings for those genres on Music Boulevard. The agreement has a two-year term which commenced on the launch date, which was in March 1997. As of June 30, 1997, the effect of this agreement in the accompanying consolidated financial statements is insignificant.


5.  OTHER ACCRUED LIABILITIES:


     Other accrued liabilities as of December 31, 1995, 1996 and June 30, 1997 consist of the following:



                                                           DECEMBER 31,            JUNE 30,
                                                      -----------------------     ----------
                                                        1995          1996           1997
                                                      --------     ----------     ----------
    Office close-down...............................  $     --     $  500,722     $  196,064
    Accrued professional fees.......................        --        499,352        371,219
    Accrued merchandise costs.......................    33,300         24,740        373,262
    Other...........................................   309,955        570,938        507,585
                                                      --------       --------     ----------
                                                      $343,255     $1,595,752     $1,448,130
                                                      ========       ========     ==========



     At June 30, 1997, the Company has future obligations relating to the close-down of an office. The costs accrued include charges for lease payments (net of sublease receipts) on an office facility which the Company will not utilize, employee severance and estimated losses on the write-down of certain non-recoverable assets. Actual results could differ from this estimate.



6.  CREDIT AGREEMENTS:



     The Company had a line of credit with a bank of $2,000,000 as of June 30, 1997 which originally expired on June 30, 1997. On August 6, 1997, the bank extended the expiration date to August 31, 1997, at which time the outstanding principal balance, if any, became payable unless the line of credit was extended. Additionally, the August 6, 1997 letter agreement waived certain financial covenants through August 31, 1997 which the Company was required to maintain and which the Company was not in compliance with at and subsequent to June 30, 1997. This letter agreement also limited the Company's borrowings to the outstanding balance as of August 6, 1997, which was $850,000. On September 16, 1997, pursuant to a letter agreement, the line of credit was extended to December 31, 1997. Additionally, the limit placed on the Company's borrowings was removed. The Company is obligated to pay a commitment fee equal to 0.5% on the average daily unused portion of the commitment. The line of credit bears interest at the bank's "national commercial rate," as defined, and is secured by a security interest in substantially all corporate assets. Maximum borrowings are limited to certain percentages of eligible accounts receivable (as defined). Prior to June 30, 1996, the line of credit was $1,000,000, bore interest at the bank's "national commercial rate," as defined, for borrowings which did not exceed $500,000 and at the bank's "national commercial rate," as defined, plus 1% for borrowings which exceeded $500,000 and was secured by a $500,000 certificate of deposit and a security interest in substantially all corporate assets. The $500,000 was shown as restricted cash in current assets in the accompanying consolidated balance sheets. Maximum borrowings were limited to certain percentages of eligible accounts receivable (as defined), plus the $500,000 certificate of deposit. During 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, the maximum amount outstanding was $500,000, $400,000, $600,000, $600,000 and $850,000, respectively. For the years ended
December 31, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, the weighted average interest rate was 7.5%, 8.7%, 8.7%, 8.7% and 8.4%, respectively. In addition, the line of credit requires the Company to meet certain financial covenants. As of June 30, 1997, the Company was not in compliance with certain of these financial covenants; however, the Company has obtained a waiver from the bank relating to such noncompliance. Interest expense for the years

                           N2K INC. AND SUBSIDIARIES
ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, was $21,236, $7,360, $14,992, $14,992 and $32,031, respectively.


     In January 1989, the Company entered into a $300,000 subordinated note agreement with the Philadelphia Industrial Development Corporation. The note was unsecured and bore interest at 13%, payable quarterly. The final principal payment of $75,000 was paid in December 1994. Interest expense was $9,750 in 1994.

7.  PREFERRED STOCK:

     Preferred stock consists of the following:


                                                                DECEMBER 31,
                                                             -------------------    JUNE 30,
                                                              1995        1996        1997
                                                             ------     --------    --------
    Preferred stock, $.001 par value, 40,000,000 shares
      authorized and designated as follows --
         Series A, 500,000 shares authorized,
           488,838 shares issued and outstanding...........  $  489     $    489    $   489
         Series B, 625,000 shares authorized, issued and
           outstanding.....................................     625          625        625
         Series C, 2,857,143 shares authorized,
           2,142,857, 2,142,857 and 2,022,857 shares
           issued and outstanding..........................   2,143        2,143      2,023
         Series D, 1,000,000 shares authorized,
           800,000 shares issued and outstanding...........     800          800        800
         Series E, 6,007,060 shares authorized,
           issued and outstanding..........................      --        6,007      6,007
         Series F, 5,333,333 shares authorized,
           issued and outstanding..........................      --        5,333      5,333
         Series G, 15,000,000 shares authorized,
           2,480,329 issued and outstanding................      --           --      2,480
                                                             ------      -------    -------
                                                             $4,057     $ 15,397    $17,757
                                                             ======      =======    =======



     In January 1988, the Company issued 488,838 shares of Series A Preferred stock at $1.25 per share upon the conversion of certain liabilities. The Series A Preferred shares are convertible into 171,276 shares of Common stock, subject to adjustment (as defined).



     In March 1988, the Company sold 625,000 shares of Series B Preferred stock for $1,000,000. In August 1988, the Company sold 2,142,857 shares of Series C Preferred stock for $3,000,000. In 1993, the Series C Preferred stockholder sold all of its shares to various outside investors, as well as to certain officers of the Company. In June 1997, certain officers converted 120,000 shares of their Series C Preferred shares into 33,600 shares of Common stock. The Series B and Series C Preferred shares are convertible into 178,569 and 566,399 shares of Common stock, respectively, subject to adjustment (as defined).



     In September 1994, the Company sold 800,000 shares of Series D Preferred stock at $2 per share and received net proceeds of $1,559,084. The Series D Preferred shares are convertible into 615,381 shares of Common stock, subject to adjustment (as defined).



     On February 13, 1996, the Company issued 1,347,860 shares of Series E Preferred Stock in connection with the acquisition of New York N2K (see Note 2). Also, on February 13, 1996, the Company sold 3,750,000 shares of Series E Preferred stock for $.80 per share and received proceeds of $3,000,000. In April and May 1996, the Company sold 909,200 shares of Series E Preferred stock at $.80 per share and received proceeds of $727,360. The number of shares of Series E Preferred stock sold to certain officers and directors of

                           N2K INC. AND SUBSIDIARIES
the Company at $.80 per share was 3,299,992. The Series E Preferred shares are convertible into 1,501,755 shares of Common stock, subject to adjustment (as defined). In May and June 1996, the Company sold 5,333,333 shares of Series F Preferred stock at $3 per share and received net proceeds of $15,268,284. The Series F Preferred shares are convertible into 1,333,321 shares of Common stock, subject to adjustment (as defined).



     In April 1997, the Company sold 2,480,329 shares of Series G Preferred stock at $3 per share, including 17,000 shares issued as a finder's fee, and received gross proceeds of $7,389,987 and net proceeds of $7,215,531. The Series G Preferred shares are convertible into 620,077 shares of Common stock, subject to adjustment (as defined). The number of shares of Series G Preferred stock sold to certain officers and directors of the Company at $3 per share was 333,333. Additionally, the Company issued warrants to purchase 48,555 shares of Common stock at an exercise price of $12 per share as a placement fee relating to this transaction. Pursuant to the stock purchase agreement for the Series G Preferred stock, if the Company consummates an initial public offering of stock in 1997 at a price per share that is less than $14, the Company is required to pay each of the purchasers of the Series G Preferred stock, either in cash or in additional shares of Common stock, the difference between the initial public offering price and $14 per share.



     The Company has reserved 4,986,778 shares of Common stock for the conversion of all series of Preferred stock. Each series of Preferred stock has voting rights equal to the number of shares that would be received if it was converted into Common stock.


8.  STOCKHOLDERS' EQUITY:

     Common Stock Options


     Under the Company's 1987 Incentive Stock Option Plan, options to purchase 775,000 shares of Common stock could have been granted to certain officers, directors and employees. The options expire ten years from the date of grant and vest over four years. Expiration dates range from 1997 to 2005. As of June 30, 1997, there are 283,623 options outstanding and no additional grants will be made under this plan. Subsequent to June 30, 1997, options to purchase 33,481 shares of Common stock were terminated.



     Additionally, the Company has 72,882 nonqualified stock options outstanding as of June 30, 1997, with expiration dates ranging from May 1998 to January 2004. These options vested immediately upon grant.



     In February 1996, the Company established the 1996 Stock Option Plan, which authorized options to purchase 1,650,000 shares of Common stock, as amended and restated on June 20, 1996. Under the 1996 Stock Option Plan, options may be granted to officers, directors and other key employees. The options expire ten years from the date of grant and vest over four years, unless specifically agreed to otherwise. The exercise price is fixed at the grant date and equals at least 100% of the fair market value of the Common stock on the date of grant. As of June 30, 1997, there are 1,000,866 options outstanding and 649,134 options available for grant under the 1996 Stock Option Plan. On July 30, 1997, the Company granted options to purchase 324,999 shares of Common stock. These options were granted pursuant to the 1996 Stock Option Plan. These options have an exercise price of $12 per share and vest over four years. Subsequent to July 30, 1997, options to purchase 44,927 shares of Common stock were terminated.



     In December 1996, the Company granted 4,050 nonqualified stock options to individuals who were neither employees or directors of the Company. The options expire ten years from the date of grant and vested immediately upon grant. The exercise price is equal to the fair market value of the Common stock on the date of grant.

                           N2K INC. AND SUBSIDIARIES

     Information relative to the 1987 Incentive Stock Option Plan, the nonqualified stock options and the 1996 Stock Option Plan is as follows:


                                                                          WEIGHTED
                                                                          AVERAGE
                                                      EXERCISE PRICE   EXERCISE PRICE   AGGREGATE
                                           OPTIONS      (PER SHARE)     (PER SHARE)      PROCEEDS
                                          ---------   ---------------  --------------   ----------
    Balance as of December 31, 1993.....    318,641    $2.50 - $ 5.00      $ 3.75       $1,193,484
      Granted...........................     79,750     2.60 -   3.20        2.64          210,200
      Exercised.........................        (25)             3.20        3.20              (80)
      Terminated........................     (1,475)             3.20        3.20           (4,720)
                                          ---------    --------------       -----       ----------
    Balance as of December 31, 1994.....    396,891     2.50 -   5.00        3.52        1,398,884
      Granted...........................    231,375     2.60 -   3.20        2.63          608,325
      Exercised.........................        (25)             3.20        3.20              (80)
      Terminated........................     (5,850)             3.20        3.20          (18,720)
                                          ---------    --------------       -----       ----------
    Balance as of December 31, 1995.....    622,391     2.50 -   5.00        3.19        1,988,409
      Granted...........................  1,020,169    3.20 -   12.00        4.83        4,922,483
      Exercised.........................     (2,145)    2.60 -   3.20        2.80           (6,006)
      Terminated........................   (102,363)    2.50 -   5.00        3.05         (311,994)
                                          ---------    --------------       -----       ----------
    Balance as of December 31, 1996.....  1,538,052    2.50 -   12.00        4.29        6,592,892
      Granted...........................         --                --          --               --
      Exercised.........................   (162,969)    2.60 -   3.20        3.17         (517,113)
      Terminated........................    (13,662)    2.60 -   3.20        3.07          (41,963)
                                          ---------    --------------       -----       ----------
    Balance as of June 30, 1997.........  1,361,421    $2.50 - $12.00      $ 4.43       $6,033,816
                                          =========    ==============       =====       ==========
    Options exercisable as of
      June 30, 1997.....................    440,735                        $ 3.88
                                          =========                         =====



     The weighted average remaining contractual life of all options outstanding at December 31, 1996 is 7.7 years.



     The following table summarizes information relating to the 1987 Incentive Stock Option Plan, the nonqualified stock options and the 1996 Stock Option Plan at June 30, 1997 based upon each exercise price.



                                                                                        WEIGHTED
                                                     WEIGHTED                            AVERAGE
                                     WEIGHTED        AVERAGE                            EXERCISE
                                     AVERAGE         EXERCISE                             PRICE
      RANGE OF         OPTIONS      REMAINING        PRICE OF          OPTIONS             OF
      EXERCISE        OUTSTANDING   CONTRACTUAL    OUTSTANDING       EXERCISABLE       EXERCISABLE
       PRICES          AT JUNE         LIFE          OPTIONS         AT JUNE 30,         OPTIONS
    (PER SHARE)        30,1997       (YEARS)       (PER SHARE)           1997          (PER SHARE)
    ------------      ---------     ----------     ------------     --------------     -----------
    $2.50 - $2.60        88,881         7.3            $2.60             47,694            $2.60
    $3.20 - $3.52     1,057,820         8.2            $3.32            326,798            $3.30
    $5.00                40,500         1.2            $5.00             40,500            $5.00
    $12.00              174,220         9.3           $12.00             25,743           $12.00
                      ---------                                      ----------
                      1,361,421                                         440,735
                      =========                                      ==========

                           N2K INC. AND SUBSIDIARIES

     Under the 1996 Stock Option Plan, the Company's Board of Directors has approved the authorization of the issuance of options to purchase 309,999 shares of Common stock. These options will be granted at the time of the Offering and at an exercise price equal to the initial public offering price for shares sold in the Offering. Additionally, the Company's Board of Directors has approved the issuance of options to purchase 15,000 shares of Common stock, which are not pursuant to any of the Company's option plans, to non-employees of the Company. These options will be granted at the time of the Offering and at an exercise price equal to the initial public offering price for shares sold in the Offering. In accordance with SFAS 123 (as defined), the Company will record a charge for the fair value of these options.



     In April 1997, the Board of Directors adopted and the stockholders of the Company approved, the 1997 Directors' Stock Option Plan (the Directors' Plan) pursuant to which each member of the Board of Directors, who is not an employee of the Company, who is elected or continues as a member of the Board of Directors is entitled to receive annually, options to purchase 12,500 shares of Common stock at an exercise price equal to fair market value; provided, however, that no director may receive under the Directors' Plan, options to purchase an aggregate of more than 125,000 shares of Common stock. Each option grant under the Directors' Plan vests after the first anniversary of the date of grant and expires three years thereafter. The maximum number of shares of Common stock reserved for issuance under the Directors' Plan is 500,000 shares (subject to adjustment for certain events such as stock splits and stock dividends). In April 1997, the Board of Directors authorized the issuance of 25,000 options under the Directors' Plan at an exercise price per share equal to the initial public offering price of the Common stock.


     The Company accounts for all of its option plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. SFAS 123 requires that an employer's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for the plan. Had the Company recognized compensation cost for its stock option plans consistent with the provisions of SFAS 123, the Company's net loss in 1995 and 1996 and the pro forma net loss per Common share in 1996 would have been increased to the following pro forma amounts:


                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                  1995             1996
                                                               -----------     ------------
    Net Loss:
      As reported............................................  $(1,594,800)    $(18,907,909)
                                                               ===========     ============
      Pro forma..............................................  $(2,218,800)    $(21,681,909)
                                                               ===========     ============
    Pro Forma Net Loss per Common share:
      As reported (unaudited)................................                  $      (2.69)
                                                                               ============
      SFAS 123...............................................                  $      (3.08)
                                                                               ============


     Since the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the pro forma compensation cost disclosed above may not be representative of that to be expected in future years.


     The weighted average fair value of the stock options granted during 1995 and 1996 was $9.93 and $8.62, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                           N2K INC. AND SUBSIDIARIES

                                                                         1995        1996
                                                                       --------    --------
    Risk-free interest rate..........................................      6.5%        5.5%
    Expected dividend yield..........................................      0.0%        0.0%
    Expected life....................................................   6 Years     6 Years


     Common Stock Warrants


     In February 1996, the Company issued warrants to purchase 37,500 shares of Common stock at an exercise price of $3.20 per share. These warrants expire in February 2001. In May and June 1996, the Company issued warrants to purchase 66,999 shares of Common stock at an exercise price of $12 per share. These warrants expire in 2003. In April 1997, the Company issued warrants to purchase 48,555 shares of Common stock at an exercise price of $12 per share in connection with the Series G Preferred stock financing. These warrants expire in April 2004. Additionally, in July and August 1997, the Company issued warrants to purchase an aggregate of 299,264 shares of Common stock at an exercise price of $12 per share in connection with the issuance of the Management Notes and Senior Notes (see Note 1). In addition, see Note 1 for description of AOL Warrant.


     Employee Stock Purchase Plan


     In June 1996, the Company established the 1996 Employee Stock Purchase Plan (the ESP Plan). The number of shares available to purchase under the ESP Plan is 1,500,000 shares of Common stock. As of June 30, 1997, 1,500,000 shares are available for purchase under the ESP Plan. The employee's purchase price is the lower of (a) 85% of the fair market value of a share of the Company's Common stock on the first day of the Purchase period (as defined) and (b) 85% of the fair market value of a share of the Company's Common stock on the last day of the Purchase period (as defined).


9.  INCOME TAXES:

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires an asset-and-liability approach in accounting for income taxes. Under this method, deferred income taxes are computed based on the differences between financial reporting and income tax reporting of assets and liabilities using enacted tax rates.

     As of December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $25,100,000, which begin to expire in 2001. Significant components of deferred income taxes consist of the following:


                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Gross deferred tax assets:
      Net operating loss carryforwards........................  $ 2,584,000     $ 8,534,000
      Depreciation and amortization...........................       38,000          13,000
      Accruals not currently deductible.......................      152,500         413,000
                                                                -----------     -----------
                                                                  2,774,500       8,960,000
    Gross deferred tax liabilities............................           --         (17,000)
    Less -- Valuation allowance...............................   (2,774,500)     (8,943,000)
                                                                -----------     -----------
                                                                $        --     $        --
                                                                ===========     ===========


     The Company has recorded a valuation allowance for the net deferred tax asset as the Company concluded that the net deferred tax asset did not meet the recognition criteria under SFAS 109. The valuation

                           N2K INC. AND SUBSIDIARIES
allowance increased $6,168,500 during 1996 due principally to net operating loss carryforwards. Based on changes in ownership of the Company, utilization of the net operating loss carryforwards may be subject to annual limitations.


10.  OTHER RELATED-PARTY TRANSACTIONS:



     For the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, the Company incurred fees of $30,000, $30,000, $130,000,
$121,000 and $0, respectively, to a law firm in which certain of its partners are Series A Preferred stockholders.


11.  COMMITMENTS AND CONTINGENCIES:


     The Company has entered into various operating and capital leases for office space, computer equipment and office equipment. Assets acquired under capital leases at a cost of $498,802, $868,436 and $1,076,663 less accumulated amortization of $290,799, $477,535 and $584,540, are included in property and equipment in the accompanying consolidated balance sheets as of December 31, 1995, 1996, and June 30, 1997, respectively. Certain capital leases are secured by certificates of deposit totaling $167,000, which are shown as restricted cash in other assets in the accompanying consolidated balance sheets. Interest rates on these capital leases range from 6.0% to 19.0%. Future minimum lease payments under operating and capital leases as of December 31, 1996, are as follows:



                                                         OPERATING
                                         ------------------------------------------
                                         DISCONTINUED     CONTINUING       TOTAL        CAPITAL
                                         ------------     ----------     ----------     --------
    1997...............................    $ 74,501       $  928,551     $1,003,052     $204,001
    1998...............................      94,507        1,233,022      1,327,529      196,987
    1999...............................      94,607        1,307,851      1,402,458       63,632
    2000...............................      94,607        1,293,241      1,387,848           --
    2001...............................      63,071          574,021        637,092           --
                                           --------       ----------     ----------     --------
    Total minimum lease payments.......    $421,293       $5,336,686     $5,757,979      464,620
                                           ========       ==========     ==========
    Less -- Amount representing
      interest.........................                                                  (46,599)
                                                                                        --------
    Present value of minimum capital
      lease payments...................                                                 $418,021
                                                                                        ========



     Rent expense under the operating leases for continuing operations for the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997 was $43,594, $100,870, $529,186, $210,411 and $467,208, respectively.


     The Company has employment agreements with certain officers that provide for, among other things, salary, bonus, severance and change in control provisions.


     The Company entered into an employment agreement with Phil Ramone (the "Ramone Employment Agreement") to provide for his service as President of N2K Encoded Music effective as of October 15, 1996. The initial term of the Ramone Employment Agreement is three years (the "Initial Term"), with an option for an additional two-year period at the Company's discretion (the "Option Period"). The Ramone Employment Agreement provides for a base salary of $450,000 for the first year, increasing to $550,000 for the remainder of the Initial Term. If Mr. Ramone's employment continues after the Initial Term, he will receive $650,000 for the first year of the Option Period, with the salary for the second year to be negotiated in good faith upon commencement of the Option Period. Notwithstanding the foregoing, in the event that the Company and Mr. Ramone are unable to agree on the amount of Mr. Ramone's annual salary during the Option Period after 30 days' good faith negotiations, then the Company's option will be treated as if it had not

                           N2K INC. AND SUBSIDIARIES
been exercised. The Ramone Employment Agreement also provides for (a) a one-time $100,000 bonus payable on October 1, 1997 in the form of a promissory note whose principal and the interest thereon will be forgiven (assuming no termination for cause) over a 12 month period beginning on October 1, 1998 and (b) an annual performance bonus in the amount of (i) $50,000 if the gross revenues of N2K Encoded Music are at least $8 million but not in excess of $10 million during such fiscal year or (ii) $100,000 if such gross revenues exceed $10 million during such fiscal year. The Ramone Employment Agreement also provides that Mr. Ramone is entitled to 10% of the after-tax net profit attributable to N2K Encoded Music's operations in any fiscal year, including participation in the proceeds of a sale of N2K Encoded Music as if he were a 5% (during the Initial
Term) or a 7.5% (during the Option Period) equity owner of N2K Encoded Music. Mr. Ramone was granted non-qualified options under the terms of the Ramone Employment Agreement to purchase 73,677 shares of Common Stock at $12.00 per share. Such options expire on October 15, 2002, but not later than one year from the date Mr. Ramone's employment with the Company terminates. One quarter of Mr. Ramone's options vested at the beginning of his employment on October 15, 1996, with the balance to vest ratably over a three-year period. Should Mr. Ramone's employment with the Company be terminated, the Company at its option may repurchase any or all shares of Common Stock issued to Mr. Ramone upon his exercise of any of his options held by him on the date of such termination at fair market value (or, if such termination is for cause, at the price paid by Mr. Ramone for such shares). The Company may elect to pay for these shares in three equal annual installments by delivery of a promissory note with an interest rate of 8% per annum.



     The Company loaned Mr. Ramone $100,000 at the signing of the Ramone Employment Agreement on September 26, 1997. The promissory note related to this loan (the "Ramone Note") is due on October 1, 2000 and is interest-free unless an event of default (as defined therein) occurs, in which case the interest rate shall become 15% until such default is cured. The terms of the Ramone Note give the Company the right to deduct and withhold certain compensation owed by the Company to Mr. Ramone under either of the Ramone Employment Agreement or the Producer's Agreement (as defined below).



     Simultaneously with the execution of the Ramone Employment Agreement, the Company also entered into a Music Producer's Agreement (the "Producer's Agreement") with Mr. Ramone (through a personal corporation) providing for the recording and production of master recordings of one or more of the Company's recording artists. The term of the Producer's Agreement is coextensive with the term of the Ramone Employment Agreement. Pursuant to the terms of the Producer's Agreement, Mr. Ramone will receive a percentage of royalties based on agreed upon formulas. No payments under the Producer's Agreement shall be made to Mr. Ramone until such time that the Ramone Note has been repaid.



     The Company is party to various claims arising in the ordinary course of business. Although the ultimate outcome of these matters is presently not determinable, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.


     Due to the fact that materials may be downloaded from websites and may be subsequently distributed to others, there is potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify the Company for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is currently not aware of any such claims.

12.  DEFINED CONTRIBUTION PLAN:

     The Company maintains a Matched Savings Plan (the Plan) in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all full-time employees of the Company.

                           N2K INC. AND SUBSIDIARIES

Participants may contribute up to 15% of their total compensation to the Plan, with the Company matching 30% of the participant's contribution, limited to 6% of the participant's total compensation. For the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, the Company contributed $14,400, $18,200, $53,100, $18,500 and $52,400, respectively, to the
Plan for continuing operations and $18,100, $20,700, $12,000, $6,800 and $7,400, respectively, for discontinued operations.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
N2K Inc.
New York, New York


     We have audited the balance sheet of N2K Inc. (a New York corporation) as of December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for the period beginning March 7, 1995 (date of inception) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N2K Inc. as of December 31, 1995 and the results of its operations and its cash flows for the period beginning March 7, 1995 through December 31, 1995 in conformity with generally accepted accounting principles.

     As described in Note F, on February 13, 1996, the Company effected a business combination in which it merged with a company formerly known as Telebase Systems, Inc.

New York, New York
January 31, 1996

With respect to Note F
February 13, 1996
                                          /s/  RICHARD A. EISNER & COMPANY, LLP

                                    N2K INC.
                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                           ASSETS
Current assets:
     Cash and cash equivalents...................................................  $ 245,423
     Accounts receivable.........................................................     57,281
     Prepaid expenses............................................................      2,057
                                                                                    --------
          Total current assets...................................................    304,761
Property and equipment, net......................................................    311,812
Goodwill.........................................................................      4,467
Deposits.........................................................................    101,621
                                                                                    --------
          TOTAL..................................................................  $ 722,661
                                                                                    ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Current maturities of capital lease obligations.............................  $  57,407
     Accounts payable and accrued expenses.......................................    207,144
                                                                                    --------
          Total current liabilities..............................................    264,551
Capital lease obligations........................................................    136,184
Deferred rent payable............................................................     20,038
                                                                                    --------
          Total liabilities......................................................    420,773
                                                                                    --------
Commitments and contingencies
Stockholders' equity:
     Common stock, $.01 par value, 2,000,000 authorized, 1,000,000 shares issued
      and outstanding............................................................     10,000
     Additional paid-in capital..................................................    990,000
     Accumulated (deficit).......................................................   (698,112)
                                                                                    --------
          Total stockholders' equity.............................................    301,888
                                                                                    --------
          TOTAL..................................................................  $ 722,661
                                                                                    ========

   The accompanying notes to financial statements are an integral part hereof

                                    N2K INC.
                            STATEMENT OF OPERATIONS
                     FOR THE PERIOD BEGINNING MARCH 7, 1995
                 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995

Revenues:
     Consulting revenue..........................................................  $ 132,626
     Network revenue.............................................................     11,000
                                                                                    --------
          Total revenue..........................................................    143,626
                                                                                    --------
Expenses:
     Selling, general and administrative expenses................................    767,628
     Purchased research and development..........................................     56,262
     Depreciation and amortization...............................................     16,575
                                                                                    --------
          Total expense..........................................................    840,465
                                                                                    --------
Operating loss...................................................................   (696,839)
Interest expense, net of interest income of $185.................................     (1,273)
                                                                                    --------
Net loss.........................................................................  $(698,112)
                                                                                    ========

   The accompanying notes to financial statements are an integral part hereof

                                    N2K INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD BEGINNING MARCH 7, 1995
                 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995

                                                            ADDITIONAL
                                                COMMON      PAID-IN      ACCUMULATED
                                                 STOCK      CAPITAL       DEFICIT         TOTAL
                                                -------     --------     ----------     ----------
Sale of common stock..........................  $10,000     $990,000                    $1,000,000
Net loss......................................                           $ (698,112)      (698,112)
                                                -------     --------     ----------       --------
Balance -- December 31, 1995..................  $10,000     $990,000     $ (698,112)    $  301,888
                                                =======     ========     ==========       ========

   The accompanying notes to financial statements are an integral part hereof

                                    N2K INC.
                            STATEMENT OF CASH FLOWS
                     FOR THE PERIOD BEGINNING MARCH 7, 1995
                 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995

Cash flows from operating activities:
     Net loss....................................................................  $(698,112)
     Adjustments to reconcile net loss to net cash used in operating activities:
          Depreciation and amortization..........................................     16,575
          Changes in assets and liabilities:
               Increase in:
                    Accounts receivable..........................................    (48,543)
                    Prepaid expenses.............................................     (2,057)
                    Deposits.....................................................   (101,621)
                    Accounts payable and accrued expenses........................    207,144
                    Deferred rent payable........................................     20,038
                                                                                   ---------
                         Net cash used in operating activities...................   (606,576)
                                                                                   ---------
Cash flows from investing activities:
     Assets acquired in purchase transaction.....................................    (43,738)
     Purchase of property and equipment..........................................   (101,612)
                                                                                   ---------
                         Net cash used in investing activities...................   (145,350)
                                                                                   ---------
Cash flows from financing activities:
     Principal payments on capital lease obligations.............................     (2,651)
     Sale of common stock........................................................  1,000,000
                                                                                   ---------
                         Net cash provided by financing activities...............    997,349
                                                                                   ---------
Increase in cash and cash equivalents............................................    245,423
Cash and cash equivalents, beginning of period...................................         --
                                                                                   ---------
Cash and cash equivalents, end of period.........................................  $ 245,423
                                                                                   =========
Supplemental disclosures of cash flow information:
     Cash paid during the period for interest....................................  $   1,458
     Noncash investing and financing activity:
          The Company entered into capital leases for equipment valued at
          $196,242.

   The accompanying notes to financial statements are an integral part hereof

                                    N2K INC.
                         NOTES TO FINANCIAL STATEMENTS
NOTE A -- ORGANIZATION AND ACQUISITION:

     N2K Multimedia Company, Inc. (the "Company") was incorporated on March 7, 1995 for the purpose of developing interactive on-line web sites and technology, with 200 shares of authorized common stock of which 100 shares were issued in exchange for $100,000 paid in cash. On October 10, 1995 the authorized common stock was increased to 2,000,000 shares of $.01 par value and the outstanding shares were split 10,000 for 1. All references to shares in these financial statements give retroactive effect to the stock split. On June 13, 1995 the Company purchased substantially all the assets of N2K Inc. a company engaged primarily in computer systems consulting and its name was changed to N2K Inc. The purchase price was $100,000 which was allocated in accordance with fair values as follows: Fixed Assets $30,000; Accounts Receivable $8,738; Research and Development Costs $56,262, and Goodwill $5,000. Because computer systems consulting is not the focus of the Company, the acquiree is not a predecessor company.

     After the acquisition the Company developed an on-line site called Jazz Central Station that provides a comprehensive history of Jazz. The site was launched on the Microsoft Network on August 24, 1995 and is in beta testing on the World Wide Web.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     [1] Use of estimates:

     These financial statements were prepared by management using generally accepted accounting principles which require the use of estimates.

     [2] Property and equipment:

     Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over estimated useful lives of the assets, primarily 5 years. Upon retirement or disposition, the applicable property amounts are relieved from the accounts, and any gain or loss is recorded in the statement of operations. When assets become fully depreciated, the applicable asset and accumulated depreciation amounts are relieved.

     [3] Goodwill:

     Goodwill, which represents the excess purchase price of N2K Inc. over the fair value of the identifiable assets acquired, is being amortized on a straight-line basis over five years.

     [4] Statement of Cash Flows:

     Highly liquid investments with an original maturity of three months or less are considered cash equivalents for purposes of the statement of cash flows.

     [5] Capital Leases:

     The Company capitalizes assets acquired under capital leases and records the related capital lease obligations.

     [6] Income Taxes:

     The Company is an S corporation for Federal and State income tax purposes. No provision for these taxes is required.

                                    N2K INC.

NOTE C -- PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

    Computer equipment........................................................  $249,726
    Furniture and fixtures....................................................    16,796
    Leasehold improvements....................................................    61,332
                                                                                --------
                                                                                 327,854
    Less accumulated depreciation.............................................   (16,042)
                                                                                --------
                                                                                $311,812
                                                                                ========

     Included in property and equipment is property acquired under capital leases with an aggregate cost of $196,242 and accumulated depreciation of $9,569.

NOTE D -- EQUIPMENT LEASE FINANCING:

     The Company has a line of credit to finance its acquisition of furniture, office and computer equipment in the amount of $350,000. Under the terms of the master agreement, acquired assets are financed pursuant to capital leases with a three year term and interest rate of 8.75%. At December 31, 1995 $175,424 of the line of credit was available. The Company is also obligated under two other capital leases with interest rates of approximately 14% and aggregating $18,167 at December 31, 1995.

NOTE E -- COMMITMENTS, CONTINGENCIES AND RISKS:

     The Company is obligated under operating and capital leases for office space, computers and office equipment. Future annual minimum lease payments under leases in effect at December 31, 1995 are as follows:

                                                                     OPERATING     CAPITAL
                                                                     ---------     --------
    1996...........................................................  $ 120,456     $ 72,233
    1997...........................................................    196,088       75,795
    1998...........................................................    195,356       68,132
    1999...........................................................    219,550        5,522
    2000...........................................................    213,155          -0-
                                                                      --------     --------
                                                                                    221,682
    Less amount representing interest..............................                  28,091
                                                                                   --------
    Present value of capital lease obligations.....................                $193,591
                                                                                   ========

     The Company maintains its accounts at one institution insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000.

     The Company is committed to purchase furniture and equipment aggregating approximately $125,000 which it expects to finance under the equipment lease financing commitment described in Note D.

     Two of the Company's consulting customers individually accounted for 59% and 27% of the Company's consulting revenues for the period ended December 31, 1995 and 76% and 22% of the accounts receivable at December 31, 1995.

NOTE F -- SUBSEQUENT EVENT:

     The Company merged with Telebase Systems, Inc. on February 13, 1996. Pursuant to the merger the Company's shares were exchanged for common and preferred shares of Telebase Systems, Inc. which changed its name to N2K Inc.

     [INSIDE BACK COVER -- GRAPHIC INCORPORATING SCREENS FROM EACH OF THE MUSIC BOULEVARD, ROCKTROPOLIS, JAZZ CENTRAL STATION, CLASSICAL INSITES, DAVID BOWIE AND ROLLING STONES WEBSITES AND THE COVER ART FOR TWO OF THE N2K ENCODED MUSIC CD RELEASES.]

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     4
Risk Factors..........................     8
Use of Proceeds.......................    17
Dividend Policy.......................    17
Dilution..............................    18
Capitalization........................    19
Selected Consolidated Financial
  Data................................    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    22
Business..............................    30
Management............................    46
Certain Transactions..................    57
Principal Stockholders................    60
Description of Capital Stock..........    62
Shares Eligible for Future Sale.......    65
Underwriting..........................    66
Legal Matters.........................    67
Experts...............................    68
Additional Information................    68
Index to Consolidated Financial
  Statements..........................   F-1


                            ------------------------
     UNTIL             , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE
REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================


                                3,000,000 SHARES


                                [N2K INC. LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                            PAINEWEBBER INCORPORATED
                                UNTERBERG HARRIS
                            ------------------------

                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the Common Stock offered hereby, other than underwriting discounts and commissions:


    Securities and Exchange Commission filing fee............................  $   17,773
    Nasdaq National Market listing fee.......................................      50,000
    NASD filing fee..........................................................       4,840
    Blue Sky fees and expenses (including attorneys' fees)...................      12,500
    Accounting fees and expenses.............................................     300,000
    Legal fees and expenses..................................................     750,000
    Printing and engraving expenses..........................................     350,000
    Transfer agent and registrar fees........................................      15,000
    Miscellaneous............................................................      99,887
                                                                               ----------
              Total..........................................................  $1,600,000
                                                                                =========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     (a) The Certificate of Incorporation of the Registrant provides for, and the Bylaws of the Registrant require, indemnification of directors, officers, employees and agents to the full extent permitted by law.

     (b) Pursuant to the provisions of Section 145 of the Delaware GCL, every Delaware corporation has the power to indemnify any person who was or is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense or settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

     (c) Section 102(b)(7) of the Delaware GCL currently provides that a director's liability for breach of fiduciary duty to a corporation may be eliminated except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware GCL, for unlawful dividends or unlawful stock repurchases or redemptions, and (iv) for any transaction from which the director derives an improper personal benefit.

     (d) See the Underwriting Agreement (the form of which is included as Exhibit 1.1 to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the Registrant, its directors and certain of its officers by the Underwriters.

     (e) See the Form of Indemnification Agreement (to be entered into simultaneously with the completion of this offering between the Registrant and each of its directors and executive officers and which is included as Exhibit
10.15 to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the directors and executive officers of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     The securities issued in the transactions described below were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to transactions by an issuer not involving any public offering. The factors that assured the availability of the exemption provided by
Section 4(2) of the Securities Act included the sophistication of the offerees and the purchasers, their access to material information, the disclosures actually made to them by the Company and the absence of any general solicitation or advertising.



     In September 1994, the Company issued 800,000 shares of Series D Preferred Stock to a class of six accredited investors for the aggregate offering price of $1,600,000 resulting in net proceeds of $1,559,084.



     In December 1995, the Company issued 112,500 shares of Common Stock to Daniel E. Meyer, a former employee and officer of the Company, as consideration in a pooling-of-interests transaction in which Advanced Research Technologies, Inc. was merged with and into ART Acquisition Corp., a wholly owned subsidiary of the Company. Prior to December 31, 1995, ART Acquisition Corp. was merged into the Company.



     In February 1996, the Company issued 1,347,859 shares of Common Stock and 1,347,860 shares of Series E Preferred Stock to the shareholders of New York N2K (consisting of Lawrence L. Rosen, Jonathan V. Diamond, Robert David Grusin and Jerold L. Rosen) in exchange for all of the outstanding common stock of New York N2K. The Company subsequently changed its name to N2K Inc.



     In February 1996, the Company issued a warrant to Unterberg Harris to purchase 37,500 shares of Common Stock at an exercise price of $3.20 per share as compensation for acting as financial advisor to the Company in connection with the Merger.



     In February, April and May 1996, the Company issued 4,659,200 shares of Series E Preferred Stock (in addition to the 1,347,860 shares of Series E Preferred Stock issued in consideration for the shares of N2K Inc.), to a class of purchasers (consisting of 40 accredited investors and 3 management employees of the Company) for the aggregate offering price of $3,727,360.



     In May and June 1996, the Company issued 5,333,333 shares of Series F Preferred Stock to a class of 43 accredited investors for the aggregate offering price of $16,000,000 resulting in net proceeds of $15,268,284.



     In May and June 1996, the Company issued warrants to Allen & Company Incorporated to purchase 64,166 shares of Common Stock at an exercise price of $12.00 per share, as compensation for acting as placement agent to the Company in connection with the issuance of the Series F Preferred Stock.



     In May 1996, the Company issued 6,250 shares of Common Stock in payment to the law firm of Pryor, Cashman, Sherman & Flynn for legal services rendered.



     In June 1996, the Company issued warrants to purchase 2,833 shares of Common Stock at an exercise price of $12.00 per share to Stuart Sundlun, an unaffiliated individual, as a finder's fee in connection with the issuance of the Series F Preferred Stock.



     In April 1997, the Company issued 2,480,329 shares of Series G Preferred Stock (including 17,000 shares as a finder's fee issued to David Darst, an unaffiliated individual) to a class of 18 accredited investors for the aggregate offering price of $7,389,987 resulting in net proceeds of $7,215,531. In connection with the issuance of the Series G Preferred Stock in April 1997, the Company issued warrants to Allen & Company Incorporated to purchase 48,555 shares of Common Stock at an exercise price of $12.00 per share as a placement fee.



     In July 1997, the Company issued Management Notes to three members of the Company's management in the aggregate principal amount of $1,750,000 in exchange for loans to the Company in the aggregate principal amount of $1,750,000, along with warrants to purchase 48,609 shares of Common Stock at an exercise price of $12.00 per share.



     In August 1997, the Company issued Senior Notes to a group of five affiliated accredited institutional investors in the aggregate principal amount of $6,021,600 in exchange for loans to the Company in the aggregate principal amount of $6,021,600, along with warrants to purchase 166,266 shares of Common Stock at an exercise price of $12.00 per share. In connection with the issuance of the Senior Notes in August 1997, the Company issued warrants to Allen & Company Incorporated to purchase 83,389 shares of Common Stock at an exercise price of $12.00 per share as a placement fee.



     Since August 1994, the Company has issued an aggregate of 2,001,542 stock options at a weighted average exercise price of $7.61 per share.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits


      EXHIBIT
       NUMBER                                      DESCRIPTION
-------------------- ------------------------------------------------------------------------
         1.1         -- Form of Underwriting Agreement.*
         3.1         -- Form of Certificate of Incorporation of the Registrant, as amended.X
         3.2         -- Form of Bylaws of the Registrant, as amended.X
         4.1         -- Specimen of Certificate for Common Stock.*
         4.2         -- 1987 Employee Incentive Stock Option Plan of the Company.X
         4.3         -- Amended and Restated 1996 Stock Option Plan of the Company.X
         4.4         -- 1996 Employee Stock Purchase Plan.X
         4.5         -- 1997 Directors' Stock Option Plan.
         4.6         -- Note Purchase Agreement dated October 30, 1987 between the Company and Gary M. Lauder.X
         4.7         -- Form of Series A Preferred Stock Purchase Agreement.X
         4.8         -- Form of Series C Preferred Stock Purchase Agreement.X
         4.9         -- Form of Series D Preferred Stock Purchase Agreement.X
         4.10        -- Form of Series E Preferred Stock Purchase Agreement.X
         4.11        -- Form of Series F Preferred Stock Purchase Agreement.X
         4.12        -- Form of Series G Preferred Stock Purchase Agreement.
         4.13        -- Registration Rights Agreement dated as of February 13, 1996 among the
                        Company and the Shareholders of New York N2K.X
         4.14        -- Warrant Agreement dated as of February 13, 1996 between the Company and Unterberg Harris.X
         4.15        -- Form of Warrant Certificate of the Company.X
         4.16        -- Form of 14% Management Note of the Company.
         4.17        -- Form of 14% Senior Note of the Company.
         4.18        -- Form of Warrant Certificate of the Company, issued in connection with the 14% Senior Notes.
         4.19        -- Letter Agreement dated September 16, 1997 between the Company and
                        America Online, Inc.+
         5.1         -- Opinion of Dewey Ballantine.*
         9.1         -- Stockholders' Agreement dated February 13, 1996, by and among James
                        E. Coane, Charles Wilson III, Poly Ventures II, Limited Partnership,
                        AT&T Corporation, Gary Lauder, Unterberg Harris Interactive Media
                        Limited Partnership, C.V., Lawrence L. Rosen, Jonathan V. Diamond,
                        Robert David Grusin and the Company.X
        10.1         -- Employment Agreement effective as of February 13, 1996 between the
                        Company and Lawrence L. Rosen.X

      EXHIBIT
       NUMBER                                      DESCRIPTION
-------------------- ------------------------------------------------------------------------
        10.2         -- Employment Agreement effective as of February 13, 1996 between the
                        Company and Jonathan V. Diamond.X
        10.3         -- Employment Agreement effective as of February 13, 1996 between the
                        Company and Robert David Grusin.X
        10.4         -- Employment Agreement dated as of May 1, 1987 between the Company and
                        James E. Coane.X
        10.5         -- Employment Agreement dated as of February 8, 1988 between the Company and Bruce Johnson.X
        10.6         -- Letter Agreement re: Revolving Line of Credit with CoreStates Bank,
                        N.A. (f.k.a. Meridian Bank).
        10.7         -- Letter Agreement dated June 3, 1996 between the Company and
                        Rocktropolis Enterprises, LLC.X
        10.8         -- Lease Agreement dated April 26, 1991 between the Company and Bebob
                        Associates, as amended.X
        10.9         -- Lease Agreement dated September 7, 1995 between New York N2K and 55
                        Broad Street Company, as supplemented by the First, Second, Third and
                        Fourth Additional Space Agreements dated April 1, April 2, April 3 and October 15, 1996 between the Company and 55 Broad Street
                        Company.X
        10.10        -- Small Order Fulfillment Agreement between the Company and Valley
                        Record Distributors.+X
        10.11        -- Indemnification Agreement dated as of February 13, 1996 among the
                        Company and the shareholders of New York N2K.X
        10.12        -- Form of Director Indemnification Agreement.X
        10.13        -- Sales Data Agreement dated June 5, 1996 between the Company and
                        SoundScan, Inc.X
        10.14        -- Distribution Agreement dated October 16, 1996 between the Company and
                        RED Distribution, Inc.+X
        10.15        -- Employment Agreement dated as of October 15, 1996 between the Company and Phil Ramone.
        10.16        -- Sponsorship Agreement dated September 23, 1997 between the Company and Excite, Inc.+
        10.17        -- Letter Agreement dated October 28, 1996 between the Company and
                        Virgin Records America Inc.+X
        10.18        -- Web Site Development Agreement dated as of November 1, 1996 between the Company and Interstate Broadcasting Company, Inc.+X
        10.19        -- Omitted.
        10.20        -- Content and Services Agreement dated as of May 21, 1997 between WebTV
                        Networks, Inc. and the Company.+X
        10.21        -- Letter of Intent dated December 18, 1996 between the Company and MTV
                        Networks.+
        10.22        -- Web Site Development Agreement dated as of June 18, 1997 between WBGO and the Company.+X
        10.23        -- @Home Shopping Tenant Agreement dated June 5, 1997 between At Home
                        Corporation and the Company.+X
        10.24        -- Interactive Marketing Agreement dated as of September 1, 1997 between
                        America Online, Inc. and the Company.+
        10.25        -- Memorandum of Understanding dated August 4, 1997 between the Company and PointCast, Inc.+
        10.26        -- Music Producer's Agreement dated as of October 15, 1996 between the
                        Company and Phil Ramone, Inc.
        11.1         -- Statement re: Computation of Per Share Earnings.

      EXHIBIT
       NUMBER                                      DESCRIPTION
-------------------- ------------------------------------------------------------------------
        21.1         -- Subsidiaries of the Registrant.X
        23.1         -- Consent of Arthur Andersen LLP.
        23.2         -- Consent of Richard A. Eisner & Company, LLP.
        23.3         -- Consent of Dewey Ballantine (contained in Exhibit 5.1).*
        24.1         -- Power(s) of Attorney.X
        27.A         -- Financial Data Schedule.
        27.B         -- Financial Data Schedule.


---------------

* To be filed by amendment.

+ Confidential treatment requested.


X Previously filed.


  (b) Financial Statement Schedules

     None

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on September 26, 1997.


                                            N2K INC.

                                            By:    /s/ LAWRENCE L. ROSEN
                                              ----------------------------------
                                                      Lawrence L. Rosen
                                                  Chairman of the Board and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 26th day of September, 1997.



                  SIGNATURE                                        TITLE
---------------------------------------------  ----------------------------------------------

            /s/ LAWRENCE L. ROSEN              Chairman of the Board, Chief Executive Officer
---------------------------------------------    and Director (Principal Executive Officer)
              Lawrence L. Rosen

                      *                        Vice Chairman and Director
---------------------------------------------
             Jonathan V. Diamond
                      *                        Vice Chairman and Director
---------------------------------------------
             Robert David Grusin

             /s/ JAMES E. COANE                President, Chief Operating Officer and
---------------------------------------------    Director
               James E. Coane

            *  /s/  BRUCE JOHNSON              Vice President, Secretary, Chief Financial
---------------------------------------------    Officer (Principal Accounting Officer and
                Bruce Johnson                    Principal Financial Officer) and Director
            (as attorney in fact)

          /s/ ROBERT C. HARRIS, JR.            Director
---------------------------------------------
            Robert C. Harris, Jr.

                      *                        Director
---------------------------------------------
              Susanne Harrison

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
      EXHIBIT                                                                          NUMBERED
       NUMBER                                 DESCRIPTION                                PAGE
-------------------- --------------------------------------------------------------  ------------
         1.1         -- Form of Underwriting Agreement.*
         3.1         -- Form of Certificate of Incorporation of the Registrant, as
                        amended.X
         3.2         -- Form of Bylaws of the Registrant, as amended.X
         4.1         -- Specimen of Certificate for Common Stock.*
         4.2         -- 1987 Employee Incentive Stock Option Plan of the Company.X
         4.3         -- Amended and Restated 1996 Stock Option Plan of the
                        Company.X
         4.4         -- 1996 Employee Stock Purchase Plan.X
         4.5         -- 1997 Directors' Stock Option Plan.
         4.6         -- Note Purchase Agreement dated October 30, 1987 between the
                        Company and Gary M. Lauder.X
         4.7         -- Form of Series A Preferred Stock Purchase Agreement.X
         4.8         -- Form of Series C Preferred Stock Purchase Agreement.X
         4.9         -- Form of Series D Preferred Stock Purchase Agreement.X
         4.10        -- Form of Series E Preferred Stock Purchase Agreement.X
         4.11        -- Form of Series F Preferred Stock Purchase Agreement.X
         4.12        -- Form of Series G Preferred Stock Purchase Agreement.X
         4.13        -- Registration Rights Agreement dated as of February 13, 1996 among the Company and the Shareholders of New York N2K.X
         4.14        -- Warrant Agreement dated as of February 13, 1996 between the
                        Company and Unterberg Harris.X
         4.15        -- Form of Warrant Certificate of the Company.X
         4.16        -- Form of 14% Management Note of the Company.
         4.17        -- Form of 14% Senior Note of the Company.
         4.18        -- Form of Warrant Certificate of the Company, issued in
                        connection with the 14% Senior Notes.
         4.19        -- Letter Agreement dated September 16, 1997 between the
                        Company and America Online, Inc.+
         5.1         -- Opinion of Dewey Ballantine.*
         9.1         -- Stockholders' Agreement dated February 13, 1996, by and among James E. Coane, Charles Wilson III, Poly Ventures II,
                        Limited Partnership, AT&T Corporation, Gary Lauder,
                        Unterberg Harris Interactive Media Limited Partnership,
                        C.V., Lawrence L. Rosen, Jonathan V. Diamond, Robert David
                        Grusin and the Company.X
        10.1         -- Employment Agreement effective as of February 13, 1996
                        between the Company and Lawrence L. Rosen.X
        10.2         -- Employment Agreement effective as of February 13, 1996
                        between the Company and Jonathan V. Diamond.X
        10.3         -- Employment Agreement effective as of February 13, 1996
                        between the Company and Robert David Grusin.X
        10.4         -- Employment Agreement dated as of May 1, 1987 between the
                        Company and James E. Coane.X
        10.5         -- Employment Agreement dated as of February 8, 1988 between the Company and Bruce Johnson.X
        10.6         -- Letter Agreement re: Revolving Line of Credit with
                        CoreStates Bank, N.A. (f.k.a. Meridian Bank).
        10.7         -- Letter Agreement dated June 3, 1996 between the Company and
                        Rocktropolis Enterprises, LLC.X
        10.8         -- Lease Agreement dated April 26, 1991 between the Company and Bebob Associates, as amended.X

                                                                                     SEQUENTIALLY
      EXHIBIT                                                                          NUMBERED
       NUMBER                                 DESCRIPTION                                PAGE
-------------------- --------------------------------------------------------------  ------------
        10.9         -- Lease Agreement dated September 7, 1995 between New York
                        N2K and 55 Broad Street Company, as supplemented by the
                        First, Second, Third and Fourth Additional Space Agreements
                        dated April 1, April 2, April 3 and October 15, 1996
                        between the Company and 55 Broad Street Company.X
        10.10        -- Small Order Fulfillment Agreement between the Company and
                        Valley Record Distributors.+X
        10.11        -- Indemnification Agreement dated as of February 13, 1996 among the Company and the shareholders of New York N2K.X
        10.12        -- Form of Director Indemnification Agreement.X
        10.13        -- Sales Data Agreement dated June 5, 1996 between the Company and SoundScan, Inc.X
        10.14        -- Distribution Agreement dated October 16, 1996 between the
                        Company and RED Distribution, Inc.+X
        10.15        -- Employment Agreement dated as of October 15, 1996 between the Company and Phil Ramone.
        10.16        -- Sponsorship Agreement dated September 23, 1997 between the
                        Company and Excite, Inc.+
        10.17        -- Letter Agreement dated October 28, 1996 between the Company and Virgin Records America Inc.+X
        10.18        -- Web Site Development Agreement dated as of November 1, 1996 between the Company and Interstate Broadcasting Company,
                        Inc.+X
        10.19        -- Omitted.
        10.20        -- Content and Services Agreement dated as of May 21, 1997 between WebTV Networks, Inc. and the Company.+X
        10.21        -- Letter of Intent dated December 18, 1996 between the
                        Company and MTV Networks.+
        10.22        -- Web Site Development Agreement dated as of June 18, 1997 between WBGO and the Company.+X
        10.23        -- @Home Shopping Tenant Agreement dated June 5, 1997 between
                        At Home Corporation and the Company.+X
        10.24        -- Interactive Marketing Agreement dated as of September 1,
                        1997 between America Online, Inc. and the Company.+
        10.25        -- Memorandum of Understanding dated August 4, 1997 between the Company and PointCast, Inc.
        10.26        -- Music Producer's Agreement dated as of October 15, 1996 between the Company and Phil Ramone, Inc.
        11.1         -- Statement re: Computation of Per Share Earnings.
        21.1         -- Subsidiaries of the Registrant.X
        23.1         -- Consent of Arthur Andersen LLP.
        23.2         -- Consent of Richard A. Eisner & Company, LLP.
        23.3         -- Consent of Dewey Ballantine (contained in Exhibit 5.1).*
        24.1         -- Power(s) of Attorney.X
        27.A         -- Financial Data Schedule.
        27.B         -- Financial Data Schedule.


---------------

* To be filed by amendment.

+ Confidential treatment requested.


X Previously filed.